As filed with the Securities and Exchange Commission on March 30, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

COMSCORE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	7389	54-19555550
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11465 Sunset Hills Road
Suite 200
Reston, Virginia 20190
(703) 438-2000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Magid M. Abraham, Ph.D.
President and Chief Executive Officer
comScore, Inc.
11465 Sunset Hills Road
Suite 200
Reston, Virginia 20190
(703) 438-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper, Esq. Robert G. Day, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304	Christiana L. Lin, Esq. General Counsel 11465 Sunset Hills Road, Suite 200 Reston, Virginia 20190 Telephone: (703) 438-2000 Facsimile: (703) 438-2051	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000 Facsimile: (212) 474-3700
Mark R. Fitzgerald, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 1700 K Street, N.W., Fifth Floor Washington, D.C. 20006 Telephone: (202) 973-8800 Facsimile: (202) 973-8899

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)(2)	Registration Fee
Common Stock, $0.001 par value per share	$86,250,000	$2,648

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 30, 2007
PRELIMINARY PROSPECTUS

Shares

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $      and $      per share. We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “SCOR.”

We are selling           shares of common stock and the selling stockholders are selling           shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

The underwriters have an option to purchase a maximum of           additional shares from us and the selling stockholders to cover over-allotments of shares. The underwriters can exercise this right at any time within 30 days from the date of this prospectus.

Investing in our common stock involves risks. See “Risk Factors” on page 8.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	comScore	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about          , 2007.

Credit Suisse	Deutsche Bank Securities

William Blair & Company
Friedman Billings Ramsey
Jefferies & Company

The date of this prospectus is          , 2007

Page

Prospectus Summary	1
Risk Factors	8
Cautionary Note Regarding Forward-Looking Statements and Industry Data	26
Use of Proceeds	27
Dividend Policy	27
Capitalization	28
Dilution	30
Selected Consolidated Financial Data	32
Management’s Discussion and Analysis of Financial Condition and Results of Operations	37
Business	54
Management	72
Compensation Discussion and Analysis	77
Executive Compensation	81
Certain Relationships and Related Party Transactions	89
Principal and Selling Stockholders	90
Description of Capital Stock	93
Shares Eligible for Future Sale	99
U.S. Federal Tax Consequences to Non-U.S. Holders	101
Underwriting	104
Notice to Canadian Residents	108
Legal Matters	109
Experts	109
Where You Can Find More Information	110
Index to Consolidated Financial Statements	F-1
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You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until          , 2007 (25 days after the commencement of this offering) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

“comScore”, “Media Metrix” and “MyMetrix” are registered trademarks in the U.S. and several other countries. Our unregistered trademarks and service marks include: “Ad Metrix”, “Campaign R/F”, “Campaign Metrix”, “comScore Marketing Solutions”, “Marketing Solutions”, “Plan Metrix”, “qSearch”, “Video Metrix” and “World Metrix”.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the “Risk Factors” section beginning on page 8 and our consolidated financial statements and the related notes. Unless the context requires otherwise, the words “we,” “us,” “our” and “comScore” refer to comScore, Inc. and its consolidated subsidiaries.

comScore, Inc.

We provide a leading digital marketing intelligence platform that helps our customers make better-informed business decisions and implement more effective digital business strategies. Our products and solutions offer our customers deep insights into consumer behavior, including objective, detailed information regarding usage of their online properties and those of their competitors, coupled with information on consumer demographic characteristics, attitudes, lifestyles and offline behavior.

Our digital marketing intelligence platform is comprised of proprietary databases and a computational infrastructure that measures, analyzes and reports on digital activity. The foundation of our platform is data collected from our comScore panel of more than two million Internet users worldwide who have granted us explicit permission to confidentially measure their Internet usage patterns, online and certain offline buying behavior and other activities. By applying advanced statistical methodologies to our panel data, we project consumers’ online behavior for the total online population and a wide variety of user categories.

We deliver our digital marketing intelligence through our comScore Media Metrix product family and through comScore Marketing Solutions. Media Metrix delivers digital media intelligence by providing an independent, third-party measurement of the size, behavior and characteristics of Web site and online advertising network audiences among home, work and university Internet users as well as insights into the effectiveness of online advertising. Our Marketing Solutions products combine the proprietary information gathered from the comScore panel with the vertical industry expertise of comScore analysts to deliver digital marketing intelligence, including the measurement of online advertising effectiveness, customized for specific industries. We typically deliver our Media Metrix products electronically in the form of weekly, monthly or quarterly reports. Customers can access current and historical Media Metrix data and analyze these data anytime online. Our Marketing Solutions products are typically delivered on a monthly, quarterly or ad hoc basis through electronic reports and analyses.

In 2006, we generated revenues of $66.3 million and had cash flow from operations of $10.9 million. We derive our revenues primarily from the fees that we charge for subscription-based products and customized projects. A significant characteristic of our business model is our large percentage of subscription-based contracts. Subscription-based revenues have grown to 75% of our total revenues in 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this prospectus for a discussion of how we determine subscription-based revenues.

Our Industry

The Internet is a global digital medium for commerce, content, advertising and communications. According to IDC, the number of global Internet users is projected to grow from approximately 968 million in 2005 to over 1.7 billion in 2010. As the online population continues to grow, the Internet is increasingly becoming a tool for research and commerce and for distributing and consuming media.

The interactive nature of digital media on the Internet enables businesses to access a wealth of user information that was virtually unavailable through offline audience measurement and marketing intelligence techniques. Digital media provide businesses with the opportunity to measure detailed user activity, such as how users interact with Web page content; to assess how users respond to online marketing, such as which online ads users click on to pursue a transaction; and to analyze how audiences and user behavior compare across various Web sites. This type of detailed user data can be combined with demographic, attitudinal and transactional information to develop a deeper understanding of user behavior, attributes and preferences.

We believe that the growth in the online and digital media markets for digital commerce, content, advertising and communications creates an unprecedented opportunity for businesses to acquire a deeper understanding of both their customers and their competitive market position. Businesses can use accurate, relevant and objective digital marketing intelligence to develop and validate key strategies and improve performance.

The comScore Digital Marketing Intelligence Platform

We provide a leading digital marketing intelligence platform that enables our customers to devise and implement more effective digital business strategies.

Key attributes of our platform include:

Panel of global Internet users.  Our ability to provide digital marketing intelligence is based on information continuously gathered from a broad cross-section of more than two million Internet users worldwide who have granted us explicit permission to confidentially measure their Internet usage patterns, online and certain offline buying behavior and other activities.

Scalable technology infrastructure.  We developed our databases and computational infrastructure to support the growth in online activity among our global Internet panel and the increasing complexity of digital content formats, advertising channels and communication applications. The design of our technology infrastructure is based on distributed processing and data capture environments that allow for the collection and organization of vast amounts of data on online activity.

Benefits of our platform include:

Advanced digital marketing intelligence.  We use our proprietary technology to compile vast amounts of data on Internet user activity and to organize that data into discrete, measurable elements that can be used to provide actionable insights to our customers.

Objective third-party resource for digital marketing intelligence.  We are an independent company that is not affiliated with the digital businesses we measure and analyze, allowing us to serve as an objective third-party provider of digital marketing intelligence.

Vertical industry expertise.  We have developed expertise across a variety of industries to provide digital marketing intelligence specifically tailored to the needs of our customers operating in specific industry sectors. We have dedicated personnel to address the automotive, consumer packaged goods, entertainment, financial services, media, pharmaceutical, retail, technology, telecommunications and travel industries.

Ease of use and functionality.  The comScore digital marketing intelligence platform is designed to be easy to use by our customers. Our products are primarily available through the Internet using a standard browser; our customers do not need to install additional hardware or software to access our products.

Our Strategy

Our objective is to be the leading provider of global digital marketing intelligence products. We plan to pursue our objective through internal initiatives and, potentially, through acquisitions and other investments. The principal elements of our strategy are to:

•	deepen relationships with current customers;

•	grow our customer base;

•	expand our digital marketing intelligence platform;

•	address emerging digital media;

•	extend technology leadership;

•	build brand awareness through media exposure; and

•	grow internationally.

Risks Related to Our Business

Our business is subject to a number of risks that you should be aware of before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. We have a limited operating history, and we must continue to retain and attract customers. We must be able to maintain an Internet user panel of sufficient size in order to provide the quality of marketing intelligence demanded by our customers. Although we were profitable in each quarter of 2006, we were not profitable in 2005, and we had, at December 31, 2006, an accumulated deficit of $99.5 million.

Company Information

We incorporated in August 1999 in Delaware. Our principal offices are located at 11465 Sunset Hills Road, Suite 200, Reston, Virginia 20190. Our telephone number is (703) 438-2000. You can access our Web site at www.comscore.com. Information contained on our Web site is not part of this prospectus and is not incorporated in this prospectus by reference.

comScore, Media Metrix and MyMetrix are registered trademarks in the U.S. and several other countries. Our unregistered trademarks and service marks include: Ad Metrix, Campaign R/F, Campaign Metrix, comScore Marketing Solutions, Marketing Solutions, Plan Metrix, qSearch, Video Metrix and World Metrix.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Common stock outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital, for capital expenditures and for other general corporate purposes. We may also use a portion of our net proceeds to fund potential acquisitions. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	SCOR

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock that will be outstanding after this offering is based on 108,025,682 shares outstanding as of December 31, 2006 and excludes:

•	13,619,700 shares of common stock issuable upon exercise of options outstanding at a weighted-average exercise price of $0.40 per share;

•	5,316,147 shares of common stock reserved for future issuance under our 1999 Stock Plan;

•	7,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, which will be effective upon completion of this offering;

•	100,000 shares of common stock issuable upon the exercise of a warrant, which warrant shall terminate if not exercised prior to this offering, at an exercise price of $1.00 per share; and

•	775,923 shares of common stock issuable upon the exercise of warrants, which total includes warrants for our preferred stock that will become exercisable for common stock after this offering, at a weighted-average exercise price of $0.96 per share.

Unless otherwise indicated, all information in this prospectus assumes:

•	a -for- reverse split of our common stock that will occur prior to the consummation of this offering;

•	the conversion, in accordance with our certificate of incorporation, of all our shares of outstanding preferred stock into shares of our common stock;

•	no exercise by the underwriters of their option to purchase up to additional shares to cover over-allotments, consisting of shares to be purchased from us and shares to be purchased from the selling stockholders; and

•	the adoption of our amended and restated certificate of incorporation and bylaws that will occur immediately prior to the consummation of this offering.

Summary Historical Financial Data

You should read the summary historical financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The consolidated statements of operations data and the consolidated statements of cash flows data for each of the three years ended December 31, 2004, 2005 and 2006 as well as the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Consolidated Statement of Operations Data:
Revenues	$34,894	$50,267	$66,293

Cost of revenues(1)	13,153	18,218	20,560
Selling and marketing(1)	13,890	18,953	21,473
Research and development(1)	5,493	7,416	9,009
General and administrative(1)	4,982	7,089	8,293
Amortization	356	2,437	1,371

Total expenses from operations	37,874	54,113	60,706

(Loss) income from operations	(2,980)	(3,846)	5,587
Interest (expense) income, net	(246)	(208)	231
(Loss) gain from foreign currency	—	(96)	125
Revaluation of preferred stock warrant liabilities	—	(14)	(224)
(Loss) income before income taxes and cumulative effect of change in accounting principle	(3,226)	(4,164)	5,719
(Benefit) provision for income taxes	—	(182)	50

Net (loss) income before cumulative effect of change in accounting principle	(3,226)	(3,982)	5,669
Cumulative effect of change in accounting principle	—	(440)	—

Net (loss) income	(3,226)	(4,422)	5,669
Accretion of redeemable preferred stock	(2,141)	(2,638)	(3,179)

Net (loss) income attributable to common stockholders	$(5,367)	$(7,060)	$2,490

(1)	Amortization of stock-based compensation is included in the line items above as follows:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Cost of revenues	$—	$—	$12
Selling and marketing	—	—	82
Research and development	—	—	13
General and administrative	14	3	91

Total	$14	$3	$198

The following table presents consolidated balance sheet data as of December 31, 2006:

•	on an actual basis without any adjustments to reflect subsequent or anticipated events;

•	on a pro forma basis reflecting (i) the conversion of all outstanding shares of our Series A, Series B, Series C, Series C-1, Series D and Series E preferred stock into an aggregate of 86,286,697 shares of our common stock effective immediately prior to the completion of this offering, for a total of 108,025,682 shares of common stock, which amount includes 1,738,172 shares subject to put and (ii) the reclassification of our preferred stock warrant liabilities from current liabilities to additional paid in capital effective upon the completion of this offering; and

•	on a pro forma as adjusted basis reflecting the conversion and reclassification described above and the receipt by us of the net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2006
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$16,032	$16,032
Total current assets	31,493	31,493
Total assets	42,087	42,087
Total current liabilities	32,880	31,875
Capital lease obligations, long-term	2,261	2,261
Common stock subject to put	4,357	4,357
Redeemable preferred stock	101,695	—
Stockholders’ equity (deficit)	(99,557)	3,143

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$1,907	$4,253	$10,905
Depreciation and amortization	2,745	5,123	4,259
Capital expenditures	1,208	1,071	2,314

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Other Financial and Operating Data (unaudited):
Adjusted EBITDA(2)	$(221)	$730	$9,945

(2)	We define Adjusted EBITDA as net income plus the (benefit) provision for income taxes, depreciation, amortization of purchased intangible assets and stock-based compensation; plus interest expense (income) and other income. Adjusted EBITDA is not a measure of liquidity calculated in accordance with GAAP, and should be viewed as a supplement to — not a substitute for — our results of operations presented on the basis of GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by GAAP. Our statement of cash flows presents our cash flow activity in accordance with GAAP. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance for the following reasons:

•	Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, and stock-based compensation, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies in our industry.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance, because it does not include the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors and stockholders concerning our financial performance.

A reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, for each of the fiscal periods indicated is as follows:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Net (loss) income	$(3,226)	$(4,422)	$5,669
(Benefit) provision for income taxes	—	(182)	50
Amortization	356	2,437	1,371
Depreciation	2,389	2,686	2,888
Stock-based compensation	14	3	198
Interest expense (income), net	246	208	(231)

Adjusted EBITDA	$(221)	$730	$9,945

RISK FACTORS

An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. The occurrence of any of the following risks could materially adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business and Our Technologies

If we are not able to maintain a panel of sufficient size and scope, or if the costs of maintaining our panel materially increase, our business would be harmed.

We believe that the quality, size and scope of our Internet user panel are critical to our business. There can be no assurance, however, that we will be able to maintain a panel of sufficient size and scope to provide the quality of marketing intelligence that our customers demand from our products. If we fail to maintain a panel of sufficient size and scope, customers might decline to purchase our products or renew their subscriptions, our reputation could be damaged and our business could be materially and adversely affected. We expect that our panel costs may increase and may comprise a greater portion of our cost of revenues in the future. The costs associated with maintaining and improving the quality, size and scope of our panel are dependent on many factors, many of which are beyond our control, including the participation rate of potential panel members, the turnover among existing panel members and requirements for active participation of panel members, such as completing survey questionnaires. Concerns over the potential unauthorized disclosure of personal information or the classification of our software as “spyware” or “adware” may cause existing panel members to uninstall our software or may discourage potential panel members from installing our software. To the extent we experience greater turnover, or churn, in our panel than we have historically experienced, these costs would increase more rapidly. In addition, publishing content on the Internet and purchasing advertising space on Web sites may become more expensive or restrictive in the future, which could decrease the availability and increase the cost of advertising the incentives we offer to panel members. To the extent that such additional expenses are not accompanied by increased revenues, our operating margins would be reduced and our financial results would be adversely affected.

Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of securities analysts or investors, which could cause our stock price to decline.

Our quarterly results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenues or results of operations do not meet or exceed the expectations of securities analysts or investors, the price of our common stock could decline substantially. In addition to the other risk factors set forth in this “Risk Factors” section, factors that may cause fluctuations in our quarterly revenues or results of operations include:

•	our ability to increase sales to existing customers and attract new customers;

•	our failure to accurately estimate or control costs;

•	our revenue recognition policies related to the timing of contract renewals, delivery of products and duration of contracts and the corresponding timing of revenue recognition;

•	the mix of subscription-based versus project-based revenues;

•	the impact on our contract renewal rates, in particular for our subscription-based products, caused by our customers’ budgetary constraints, competition, customer dissatisfaction or our customers’ actual or perceived lack of need for our products;

•	the potential loss of significant customers;

•	the effect of revenues generated from significant one-time projects;

•	the amount and timing of capital expenditures and operating costs related to the maintenance and expansion of our operations and infrastructure;

•	the timing and success of new product introductions by us or our competitors;

•	variations in the demand for our products and the implementation cycles of our products by our customers;

•	changes in our pricing and discounting policies or those of our competitors;

•	service outages, other technical difficulties or security breaches;

•	limitations relating to the capacity of our networks, systems and processes;

•	maintaining appropriate staffing levels and capabilities relative to projected growth;

•	adverse judgments or settlements in legal disputes;

•	the timing of costs related to the development or acquisition of technologies, services or businesses to support our existing customer base and potential growth opportunities; and

•	general economic, industry and market conditions and those conditions specific to Internet usage and online businesses.

We believe that our quarterly revenues and results of operations on a year-over-year and sequential quarter-over-quarter basis may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of prior quarters as an indication of future performance.

The market for digital marketing intelligence is at an early stage of development, and if it does not develop, or develops more slowly than expected, our business will be harmed.

The market for digital marketing intelligence products is at a relatively early stage of development, and it is uncertain whether these products will achieve high levels of demand and increased market acceptance. Our success will depend to a substantial extent on the willingness of companies to increase their use of such products. Factors that may affect market acceptance include:

•	the reliability of digital marketing intelligence products;

•	public concern regarding privacy and data security;

•	decisions of our customers and potential customers to develop digital marketing intelligence capabilities internally rather than purchasing such products from third-party suppliers like us;

•	decisions by industry associations in the United States or in other countries that result in association-directed awards, on behalf of their members, of digital measurement contracts to one or a limited number of competitive vendors;

•	the ability to maintain high levels of customer satisfaction; and

•	the rate of growth in eCommerce, online advertising and digital media.

The market for our products may not develop further, or may develop more slowly than we expect, either of which could adversely affect our business and operating results.

We have a limited operating history and may not be able to achieve financial or operational success.

We were incorporated in 1999 and introduced our first syndicated Internet audience measurement product in 2000. Many of our other products were first introduced during the past few years. Accordingly, we are still in the early stages of development and have only a limited operating history upon which our business can be evaluated. You should evaluate our likelihood of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with an early-stage business in an evolving market, some of which may be beyond our control, including:

•	our ability to successfully manage any growth we may achieve in the future;

•	the risks associated with operating a business in international markets, including China; and

•	our ability to successfully integrate acquired businesses, technologies or services.

We have a history of significant net losses, may incur significant net losses in the future and may not maintain profitability.

We have incurred significant losses in recent periods, including net losses of $3.2 million and $4.4 million in 2004 and 2005, respectively. Although we achieved net income of $5.7 million in 2006, we cannot assure you that we will continue to sustain or increase profitability in the future. As of December 31, 2006, we had an accumulated deficit of $99.5 million. Because a large portion of our costs are fixed, we may not be able to reduce or maintain our expenses in response to any decrease in our revenues, which would adversely affect our operating results. In addition, we expect operating expenses to increase as we implement certain growth initiatives, which include, among other things, the development of new products, expansion of our infrastructure, plans for international expansion and general and administrative expenses associated with being a public company. If our revenues do not increase to offset these expected increases in costs and operating expenses, our operating results would be materially and adversely affected. You should not consider our revenue growth in recent periods as indicative of our future performance, as our operating results for future periods are subject to numerous uncertainties.

Material defects or errors in our data collection and analysis systems could damage our reputation, result in significant costs to us and impair our ability to sell our products.

Our data collection and analysis systems are complex and may contain material defects or errors. In addition, the large amount of data that we collect may cause errors in our data collection and analysis systems. Any defect in our panelist data collection software, network systems, statistical projections or other methodologies could result in:

•	loss of customers;

•	damage to our brand;

•	lost or delayed market acceptance and sales of our products;

•	interruptions in the availability of our products;

•	the incurrence of substantial costs to correct any material defect or error;

•	sales credits, refunds or liability to our customers;

•	diversion of development resources; and

•	increased warranty and insurance costs.

Any material defect or error in our data collection systems could adversely affect our reputation and operating results.

Our business may be harmed if we deliver, or are perceived to deliver, inaccurate information to our customers or to the media.

If the information that we provide to our customers or the media is inaccurate, or perceived to be inaccurate, our brand may be harmed. The information that we collect or that is included in our databases and the statistical projections that we provide to our customers may contain inaccuracies. Any dissatisfaction by our customers or the media with our digital marketing intelligence, measurement or data collection and statistical projection methodologies could have an adverse effect on our ability to retain existing customers and attract new customers and could harm our brand. Additionally, we could be contractually required to pay damages, which could be substantial, to certain of our customers if the information we provide to them is found to be inaccurate. Any liability that we incur or any harm to our brand that we suffer because of actual or perceived irregularities or inaccuracies in the data we deliver to our customers could harm our business.

Our business may be harmed if we change our methodologies or the scope of information we collect.

We have in the past and may in the future change our methodologies or the scope of information we collect. Such changes may result from identified deficiencies in current methodologies, development of more advanced methodologies, changes in our business plans or expressed or perceived needs of our customers or potential customers. Any such changes or perceived changes, or our inability to accurately or adequately communicate to our customers and the media such changes and the potential implications of such changes on the data we have published or will publish in the future, may result in customer dissatisfaction, particularly if certain information is no longer collected or information collected in future periods is not comparable with information collected in prior periods. For example, in 2002, we integrated our existing methodologies with those of Jupiter Media Metrix, which we had recently acquired. As part of this process, we discontinued reporting certain metrics. Some customers were dissatisfied and either terminated their subscriptions or failed to renew their subscriptions because of these changes. Future changes to our methodologies or the information we collect may cause similar customer dissatisfaction and result in loss of customers.

We may lose customers or be liable to certain customers if we provide poor service or if our products do not comply with our customer agreements.

Errors in our systems resulting from the large amount of data that we collect, store and manage could cause the information that we collect to be incomplete or to contain inaccuracies that our customers regard as significant. The failure or inability of our systems, networks and processes to adequately handle the data in a high quality and consistent manner could result in the loss of customers. In addition, we may be liable to certain of our customers for damages they may incur resulting from these events, such as loss of business, loss of future revenues, breach of contract or loss of goodwill to their business.

Our insurance policies may not cover any claim against us for loss of data, inaccuracies in data or other indirect or consequential damages and defending a lawsuit, regardless of its merit, could be costly and divert management’s attention. Adequate insurance coverage may not be available in the future on acceptable terms, or at all. Any such developments could adversely affect our business and results of operations.

The market for digital marketing intelligence is highly competitive, and if we cannot compete effectively, our revenues will decline and our business will be harmed.

The market for digital marketing intelligence is highly competitive and is evolving rapidly. We compete primarily with providers of digital media intelligence and related analytical products and services. We also compete with providers of marketing services and solutions, with full-service survey providers and with internal solutions developed by customers and potential customers. Our principal competitors include:

•	large and small companies that provide data and analysis of consumers’ online behavior, including Compete Inc., Hitwise Pty. Ltd and NetRatings, Inc.;

•	online advertising companies that provide measurement of online ad effectiveness, including aQuantive, Inc., DoubleClick Inc., ValueClick, Inc. and WPP Group plc;

•	companies that provide audience ratings for TV, radio and other media that have extended or may extend their current services, particularly in certain international markets, to the measurement of digital media, including Arbitron Inc., Nielsen Media Research, Inc. and Taylor Nelson Sofres plc;

•	analytical services companies that provide customers with detailed information of behavior on their own Web sites, including Omniture, Inc., WebSideStory, Inc. and WebTrends Corporation;

•	full-service market research firms and survey providers that may measure online behavior and attitudes, including Harris Interactive Inc., Ipsos Group, Taylor Nelson Sofres plc and The Nielsen Company; and

•	specialty information providers for certain industries that we serve, including IMS Health Incorporated (healthcare) and Telephia, Inc. (telecommunications).

Some of our current competitors have longer operating histories, access to larger customer bases and substantially greater resources than we do. As a result, these competitors may be able to devote greater resources to marketing and promotional campaigns, panel retention, panel development or development of systems and technologies than we can. In addition, some of our competitors may adopt more aggressive pricing policies. Furthermore, large software companies, Internet portals and database management companies may enter our market or enhance their current offerings, either by developing competing services or by acquiring our competitors, and could leverage their significant resources and pre-existing relationships with our current and potential customers.

If we are unable to compete successfully against our current and future competitors, we may not be able to retain and acquire customers, and we may consequently experience a decline in revenues, reduced operating margins, loss of market share and diminished value from our products.

Concern over spyware and privacy, including any violations of privacy laws or perceived misuse of personal information, could cause public relations problems and could impair our ability to recruit panelists or maintain a panel of sufficient size and scope, which in turn could adversely affect our ability to provide our products.

Any perception of our practices as an invasion of privacy, whether legal or illegal, may subject us to public criticism. Existing and future privacy laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may create negative public reaction related to our business practices. Public concern has increased recently regarding certain kinds of downloadable software known as “spyware” and “adware.” These concerns might cause users to refrain from downloading software from the Internet, including our proprietary technology, which could make it difficult to recruit additional panelists or maintain a panel of sufficient size and scope to provide meaningful marketing intelligence. In response to spyware and adware concerns, numerous programs are available, many of which are available for free, that claim to identify and remove spyware and adware from users’ computers. Some of these anti-spyware programs have in the past identified, and may in the future identify, our software as spyware or as a potential spyware application. We actively seek to prevent the inclusion of our software on lists of spyware applications or potential spyware applications, to apply best industry practices for obtaining appropriate consent from panelists and protecting the privacy and confidentiality of our panelist data and to comply with existing privacy laws. However, to the extent that we are not successful, or to the extent that new anti-spyware programs classify our software as spyware or as a potential spyware application, our brand may be harmed and users of these programs may uninstall our software. Any resulting reputational harm or decrease in the size or scope of our panel could reduce the demand for our products, increase the cost of recruiting panelists and adversely affect our ability to provide our products to our customers. Any of these effects could harm our business.

Any unauthorized disclosure or theft of private information we gather could harm our business.

Unauthorized disclosure of personally identifiable information regarding Web site visitors, whether through breach of our secure network by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. If there were an inadvertent disclosure of personally identifiable information, or if a third party were to gain unauthorized access to the personally identifiable information we possess, our operations could be seriously disrupted and we could be subject to claims or litigation arising from damages suffered by panel members or pursuant to the agreements with our customers. In addition, we could incur significant costs in complying with the multitude of state, federal and foreign laws regarding the unauthorized disclosure of personal information. For example, California law requires companies that maintain data on California residents to inform individuals of any security breaches that result in their personal information being stolen. Finally, any perceived or actual unauthorized disclosure of the information we collect could harm our reputation, substantially impair our ability to attract and retain panelists and have an adverse impact on our business.

We may encounter difficulties managing our growth, which could adversely affect our results of operations.

We have experienced significant growth in recent periods. We have substantially expanded our overall business, customer base, headcount, data collection and processing infrastructure and operating procedures as our business has grown. We increased our total number of full time employees from 176 employees as of December 31, 2003 to 377 employees as of December 31, 2006, and we expect to continue to expand our workforce to meet our strategic objectives. In addition, during this same period, we made substantial investments in our network infrastructure operations as a result of our growth. We believe that we will need to continue to effectively manage and expand our organization, operations and facilities in order to accommodate our expected future growth. If we continue to grow, our current systems and facilities may not be adequate. Our need to effectively manage our operations and growth requires that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures. If we are not able to efficiently and effectively manage our growth, our business may be impaired.

If the Internet advertising and eCommerce markets develop slower than we expect, our business will suffer.

Our future success will depend on continued growth in the use of the Internet as an advertising medium, a continued increase in eCommerce spending and the proliferation of the Internet as a platform for a wide variety of consumer activities. These markets are evolving rapidly, and it is not certain that their current growth trends will continue.

The adoption of Internet advertising, particularly by advertisers that have historically relied on traditional offline media, requires the acceptance of new approaches to conducting business. Advertisers may perceive Internet advertising to be less effective than traditional advertising for marketing their products. They may also be unwilling to pay premium rates for online advertising that is targeted at specific segments of users based on their demographic profile or Internet behavior. The online advertising and eCommerce markets may also be adversely affected by privacy issues relating to such targeted advertising, including that which makes use of personalized information. Furthermore, online merchants may not be able to establish online commerce models that are cost effective and may not learn how to effectively compete with other Web sites or offline merchants. In addition, consumers may not continue to shift their spending on goods and services from offline outlets to the Internet. As a result, growth in the use of the Internet for eCommerce may not continue at a rapid rate, or the Internet may not be adopted as a medium of commerce by a broad base of customers or companies worldwide. Because of the foregoing factors, among others, the market for Internet advertising and eCommerce may not continue to grow at significant rates. If these markets do not continue to develop, or if they develop slower than expected, our business will suffer.

Our growth depends upon our ability to retain existing large customers and add new large customers; however, to the extent we are successful in doing so, our ability to maintain profitability and positive cash flow may be impaired.

Our success depends in part on our ability to sell our products to large customers and on the renewal of the subscriptions of those customers in subsequent years. For the years ended December 31, 2004, 2005 and 2006, we derived over 38%, 41% and 39%, respectively, of our total revenues from our top 10 customers. The loss of any one or more of those customers could decrease our revenues and harm our current and future operating results. The addition of new large customers or increases in sales to existing large customers may require particularly long implementation periods and other costs, which may adversely affect our profitability. To compete effectively, we have in the past been, and may in the future be, forced to offer significant discounts to maintain existing customers or acquire other large customers. In addition, we may be forced to reduce or withdraw from our relationships with certain existing customers or refrain from acquiring certain new customers in order to acquire or maintain relationships with important large customers. As a result, new large customers or increased usage of our products by large customers may cause our profits to decline and our ability to sell our products to other customers could be adversely affected.

We derive a significant portion of our revenues from a single customer, Microsoft Corporation. For the years ended December 31, 2004, 2005 and 2006, we derived approximately 5%, 14% and 12%, respectively, of our total revenues from Microsoft. If Microsoft were to cease or substantially reduce its use of our products, our revenues and earnings might decline.

If we fail to develop our brand, our business may suffer.

We believe that building and maintaining awareness of comScore and our portfolio of products in a cost-effective manner is critical to achieving widespread acceptance of our current and future products and is an important element in attracting new customers. We rely on our relationships with the media and the exposure we receive from numerous citations of our data by media outlets to build brand awareness and credibility among our customers and the marketplace. Furthermore, we believe that brand recognition will become more important for us as competition in our market increases. Our brand’s success will depend on the effectiveness of our marketing efforts and on our ability to provide reliable and valuable products to our customers at competitive prices. Our brand marketing activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incur in attempting to build our brand. If we fail to successfully market our brand, we may fail to attract new customers, retain existing customers or attract media coverage to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Increasing our customer base and achieving broader market acceptance of our products will depend to a significant extent on our ability to expand our sales and marketing operations. We expect to continue to rely on our direct sales force to obtain new customers. We plan to continue to expand our direct sales force both domestically and internationally. We believe that there is significant competition for direct sales personnel with the sales skills and technical knowledge that we require. Our ability to achieve significant growth in revenues in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of direct sales personnel. In general, new hires require significant training and substantial experience before becoming productive. Our recent hires and planned hires may not become as productive as we require, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we currently operate or where we seek to conduct business. Our business will be seriously harmed if the efforts to expand our sales and marketing capabilities are not successful or if they do not generate a sufficient increase in revenues.

We have limited experience with respect to our pricing model, and if the prices we charge for our products are unacceptable to our customers, our revenues and operating results will be harmed.

We have limited experience in determining the prices for our products that our existing and potential customers will find acceptable. As the market for our products matures, or as new competitors introduce new products or services that compete with ours, we may be unable to renew our agreements with existing customers or attract new customers at the prices we have historically charged. As a result, it is possible that future competitive dynamics in our market may require us to reduce our prices, which could have an adverse effect on our revenues, profitability and operating results.

We derive a significant portion of our revenues from sales of our subscription-based digital marketing intelligence products. If our customers terminate or fail to renew their subscriptions, our business could suffer.

We currently derive a significant portion of our revenues from our subscription-based digital marketing intelligence products. Subscription-based products accounted for 70% and 75% of our revenues in 2005 and 2006, respectively. However, if our customers terminate their subscriptions for our products, do not renew their subscriptions, delay renewals of their subscriptions or renew on terms less favorable to us, our revenues could decline and our business could suffer.

Our customers have no obligation to renew after the expiration of their initial subscription period, which is typically one year, and we cannot assure you that current subscriptions will be renewed at the same or higher price levels, if at all. Some of our customers have elected not to renew their subscription agreements with us in the past. If we experience a change of control, as defined in such agreements, some of our customers have the right to terminate their subscriptions. Moreover, some of our major customers have the right to cancel their subscription agreements without cause at any time. We have limited historical data with respect to rates of customer subscription renewals, so we cannot accurately predict future customer renewal rates. Our customer renewal rates may decline or fluctuate as a result of a number of factors, including customer satisfaction or dissatisfaction with our products, the prices or functionality of our products, the prices or functionality of products offered by our competitors, mergers and acquisitions affecting our customer base or reductions in our customers’ spending levels.

If we are unable to sell additional products to our existing customers or attract new customers, our revenue growth will be adversely affected.

To increase our revenues, we believe we must sell additional products to existing customers and regularly add new customers. If our existing and prospective customers do not perceive our products to be of sufficient value and quality, we may not be able to increase sales to existing customers and attract new customers, and our operating results will be adversely affected.

We depend on third parties for data that is critical to our business, and our business could suffer if we cannot continue to obtain data from these suppliers.

We rely on third-party data sources for information regarding certain offline activities of our panelists. The availability and accuracy of these data is important to the continuation and development of our products that link online activity to offline purchases. If this information is not available to us at commercially reasonable terms, or is found to be inaccurate, it could harm our reputation, business and financial performance.

System failures or delays in the operation of our computer and communications systems may harm our business.

Our success depends on the efficient and uninterrupted operation of our computer and communications systems and the third-party data centers we use. Our ability to collect and report accurate data may be interrupted by a number of factors, including our inability to access the Internet, the failure of our network or software systems, computer viruses, security breaches or variability in user traffic on customer Web sites. A failure of our network or data gathering procedures could impede the processing of data, cause the corruption or loss of data or prevent the timely delivery of our products.

In the future, we may need to expand our network and systems at a more rapid pace than we have in the past. Our network or systems may not be capable of meeting the demand for increased capacity, or we may incur additional unanticipated expenses to accommodate these capacity demands. In addition, we may lose valuable data, be unable to obtain or provide data on a timely basis or our network may temporarily shut down if we fail to adequately expand or maintain our network capabilities to meet future requirements. Any lapse in our ability to collect or transmit data may decrease the value of our products and prevent us from providing the data requested by our customers. Any disruption in our network processing or loss of Internet user data may damage our reputation and result in the loss of customers, and our business and results of operations could be adversely affected.

We rely on a small number of third-party service providers to host and deliver our products, and any interruptions or delays in services from these third parties could impair the delivery of our products and harm our business.

We host our products and serve all of our customers from two third-party data center facilities located in Virginia and Illinois. While we operate our equipment inside these facilities, we do not control the operation of either of these facilities, and, depending on service level requirements, we may not continue to operate or maintain redundant data center facilities for all of our products or for all of our data, which could increase our vulnerability. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. A natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in availability of our products. We may also encounter capacity limitations at our third-party data centers. Additionally, our data center facility agreements are of limited durations, and our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, if at all. If we are unable to renew our agreements with the owners of the facilities on commercially reasonable terms, or if we migrate to a new data center, we may experience delays in delivering our products until an agreement with another data center facility can be arranged or the migration to a new facility is completed.

Further, we depend on access to the Internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our bandwidth providers for any reason, we could experience disruption in the delivery of our products or be required to retain the services of a replacement bandwidth provider. It may be difficult for us to replace any lost bandwidth on commercially reasonable terms, or at all, due to the large amount of bandwidth our operations require.

Our operations also rely heavily on the availability of electrical power and cooling capacity, which are also supplied by third-party providers. If we or the third-party data center operators that we use to deliver our products were to experience a major power outage or if the cost of electrical power increases significantly, our operations and profitability would be harmed. If we or the third-party data centers that we use were to experience a major power outage, we would have to rely on back-up generators, which may not function properly, and their supply may be inadequate. Such a power outage could result in the disruption of our business. Additionally, if our current facilities fail to have sufficient cooling capacity or availability of electrical power, we would need to find alternative facilities.

Any errors, defects, disruptions or other performance problems with our products caused by third parties could harm our reputation and may damage our business. Interruptions in the availability of our products may reduce our revenues due to increased turnaround time to complete projects, cause us to issue credits to customers, cause customers to terminate their subscription and project agreements or adversely affect our renewal rates. Our business would be harmed if our customers or potential customers believe our products are unreliable.

Because our long-term success depends, in part, on our ability to expand the sales of our products to customers located outside of the United States, our business will become increasingly susceptible to risks associated with international operations.

We have very limited experience operating in markets outside of the United States. Our inexperience in operating our business outside of the United States may increase the risk that the international expansion efforts we have begun to undertake will not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States. These risks include:

•	recruitment and maintenance of a sufficiently large and representative panel both globally and in certain countries;

•	different customer needs and buying behavior than we are accustomed to in the United States;

•	difficulties and expenses associated with tailoring our products to local markets, including their translation into foreign languages;

•	difficulties in staffing and managing international operations;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	potentially adverse tax consequences, including the complexities of foreign value-added taxes and restrictions on the repatriation of earnings;

•	reduced or varied protection for intellectual property rights in some countries;

•	the burdens of complying with a wide variety of foreign laws and regulations;

•	fluctuations in currency exchange rates;

•	increased accounting and reporting burdens and complexities; and

•	political, social and economic instability abroad, terrorist attacks and security concerns.

Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investments and additional resources required to establish and maintain operations in other countries will hold their value or produce desired levels of revenues or profitability. We cannot be certain that we will be able to maintain and increase the size of the Internet user panel that we currently have in various countries or that we will be able to recruit a representative sample for our audience measurement products. In addition, there can be no assurance that Internet usage and eCommerce will continue to grow in international markets. In addition, governmental authorities in various countries have different views regarding regulatory oversight of the Internet. For example, the Chinese government has recently taken steps to restrict the content available to Internet users in China.

The impact of any one or more of these risks could negatively affect or delay our plans to expand our international business and, consequently, our future operating results.

If we fail to respond to technological developments, our products may become obsolete or less competitive.

Our future success will depend in part on our ability to modify or enhance our products to meet customer needs, to add functionality and to address technological advancements. For example, online publishers and advertisers have recently started to use Asynchronous JavaScript and XML, or AJAX, a development technique that allows Web applications to quickly make incremental updates without having to refresh the entire Web page. AJAX may make page views a less useful metric for measuring the usage and effectiveness of online media. If our products are not effective at addressing evolving customer needs that result from increased AJAX usage, our business may be harmed. Similarly, technological advances in the handheld device industry may lead to changes in our customers’ requirements. For example, if certain handheld devices become the primary mode of receiving content and conducting transactions on the Internet, and we are unable to adapt our software to collect information from such devices, then we would not be able to report on online activity. To remain competitive, we will need to develop new products that address these evolving technologies and standards. However, we may be unsuccessful in identifying new product opportunities or in developing or marketing new products in a timely or cost-effective manner. In addition, our product innovations may not achieve the market penetration or price levels necessary for profitability. If we are unable to develop enhancements to, and new features for, our existing products or if we are unable to develop new products that keep pace with rapid technological developments or changing industry standards, our products may become obsolete, less marketable and less competitive, and our business will be harmed.

The success of our business depends in large part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. While we have filed a number of patent applications and own one issued patent, we cannot assure you that any additional patents will be issued with respect to any of our pending or future patent applications, nor can we assure you that any patent issued to us will provide adequate protection, or that any patents issued to us will not be challenged, invalidated, circumvented, or held to be unenforceable in actions against alleged infringers. Also, we cannot assure you that any future trademark or service mark registrations will be issued with respect to pending or future applications or that any of our registered trademarks and service marks will be enforceable or provide adequate protection of our proprietary rights. Furthermore, adequate (or any) patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available.

We endeavor to enter into agreements with our employees and contractors and with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, third parties might independently develop technologies that are competitive to ours or that infringe upon our intellectual property. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving, both in the United States and in other countries. The protection of our intellectual property rights may depend on our legal actions against any infringers being successful. We cannot be sure any such actions will be successful.

An assertion from a third party that we are infringing its intellectual property, whether such assertions are valid or not, could subject us to costly and time-consuming litigation or expensive licenses.

The Internet, software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights, domestically or internationally. As we grow and face increasing competition, the probability that one or more third parties will make intellectual property rights claims against us increases. In such cases, our technologies may be found to infringe on the intellectual property rights of others. Additionally, many of our subscription agreements may require us to indemnify our customers for third-party intellectual property infringement claims, which would increase our costs if we have to defend such claims and may require that we pay damages and provide alternative services if there were an adverse ruling in any such claims. Intellectual property claims could harm our relationships with our customers, deter future customers from subscribing to our products or expose us to litigation. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend against intellectual property claims by the third party in any subsequent litigation in which we are a named party. Any of these results could adversely affect our brand, business and results of operations.

One of our competitors has filed patent infringement lawsuits against others, demonstrating this party’s propensity for patent litigation. It is possible that this third party, or some other third party, may bring an action against us, and thus cause us to incur the substantial costs and risks of litigation. Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming and expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent us from offering our products to our customers and may require that we procure or develop substitute products that do not infringe on other parties’ rights.

With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms or at all, may significantly increase our operating expenses or may significantly restrict our business activities in one or more respects. We may also be required to develop alternative non-infringing technology, which could require significant effort and expense. Any of these outcomes could adversely affect our business and results of operations.

Domestic or foreign laws, regulations or enforcement actions may limit our ability to collect and use information about Internet users or restrict or prohibit our product offerings, causing a decrease in the value of our products and an adverse impact on the sales of our products.

Our business could be adversely impacted by existing or future laws or regulations of, or actions by, domestic or foreign regulatory agencies. For example, privacy concerns could lead to legislative, judicial and regulatory limitations on our ability to collect, maintain and use information about Internet users in the United States and abroad. Various state legislatures, including those of Utah and California, have enacted legislation designed to protect Internet users’ privacy, for example by prohibiting spyware. In recent years, similar legislation has been proposed in other states and at the federal level and has been enacted in foreign countries, most notably by the European Union, which adopted a privacy directive regulating the collection of personally identifiable information online. These laws and regulations, if drafted or interpreted broadly, could be deemed to apply to the technology we use, and could restrict our information collection methods or decrease the amount and utility of the information that we would be permitted to collect. In addition, our ability to conduct business in certain foreign jurisdictions, including China, is restricted by the laws, regulations and agency actions of those jurisdictions. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our products or increase the costs associated with selling our products, and may affect our ability to invest in or jointly develop products in the United States and in foreign jurisdictions.

In addition, failure to comply with these and other laws and regulations may result in, among other things, administrative enforcement actions and fines, class action lawsuits and civil and criminal liability. State attorneys general, governmental and non-governmental entities and private persons may bring legal actions asserting that our methods of collecting, using and distributing Web site visitor information are illegal or improper, which could require us to spend significant time and resources defending these claims. For example, some companies that collect, use and distribute Web site visitor information have been the subject of governmental investigations and class-action lawsuits. Any such regulatory or civil action that is brought against us, even if unsuccessful, may distract our management’s attention, divert our resources, negatively affect our public image or reputation among our panelists and customers and harm our business.

The impact of any of these current or future laws or regulations could make it more difficult or expensive to attract or maintain panelists, particularly in affected jurisdictions, and could adversely affect our business and results of operations.

Laws related to the regulation of the Internet could adversely affect our business.

Laws and regulations that apply to communications and commerce over the Internet are becoming more prevalent. In particular, the growth and development of the market for eCommerce has prompted calls for more stringent tax, consumer protection and privacy laws in the United States and abroad that may impose additional burdens on companies conducting business online. The adoption, modification or interpretation of laws or regulations relating to the Internet or our customers’ digital operations could negatively affect the businesses of our customers and reduce their demand for our products.

If we fail to respond to evolving industry standards, our products may become obsolete or less competitive.

The market for our products is characterized by rapid technological advances, changes in customer requirements, changes in protocols and evolving industry standards. For example, industry associations such as the Advertising Research Foundation, the Council of American Survey Research Organizations, the Internet Advertising Bureau and the Media Ratings Council have independently initiated efforts to either review online market research methodologies or to develop minimum standards for online market research. Any standards adopted by such organizations may lead to costly changes to our procedures and methodologies. As a result, the cost of developing our digital marketing intelligence products could increase. If we do not adhere to standards prescribed by such industry associations, our customers could choose to purchase products from competing companies that meet such standards. Furthermore, industry associations based in countries outside of the United States often endorse certain vendors or methodologies. If our methodologies fail to receive an endorsement from an important industry association located in a foreign country, advertising agencies, media companies and advertisers in that country may not purchase our products. As a result, our efforts to further expand internationally could be adversely affected.

The success of our business depends on the continued growth of the Internet as a medium for commerce, content, advertising and communications.

Expansion in the sales of our products depends on the continued acceptance of the Internet as a platform for commerce, content, advertising and communications. The use of the Internet as a medium for commerce, content, advertising and communications could be adversely impacted by delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality-of-service. The performance of the Internet and its acceptance as a medium for commerce, content commerce, content, advertising and communications has been harmed by viruses, worms, and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If for any reason the Internet does not remain a medium for widespread commerce, content, advertising and communications, the demand for our products would be significantly reduced, which would harm our business.

We rely on our management team and need additional personnel to grow our business, and the loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business.

Our success and future growth depends to a significant degree on the skills and continued services of our management team, including our founders, Magid M. Abraham, Ph.D. and Gian M. Fulgoni. Our future success also depends on our ability to retain, attract and motivate highly skilled technical, managerial, marketing and customer service personnel, including members of our management team. All of our employees work for us on an at-will basis. We plan to hire additional personnel in all areas of our business, particularly for our sales, marketing and technology development areas, both domestically and internationally, which will likely increase our recruiting and hiring costs. Competition for these types of personnel is intense, particularly in the Internet and software industries. As a result, we may be unable to successfully attract or retain qualified personnel. Our inability to retain and attract the necessary personnel could adversely affect our business.

We may expand through investments in, or acquisitions of, other companies, any of which may not be successful and may divert our management’s attention.

Our business strategy may include acquiring complementary products, technologies or businesses. We also may enter into relationships with other businesses in order to expand our product offerings, which could involve preferred or exclusive licenses, discount pricing or investments in other companies.

Negotiating any such transactions could be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to regulatory or other approvals and other conditions which are beyond our control. Consequently, we can make no assurances that any such transactions, if undertaken and announced, would be completed.

An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to be employed by us, and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition, investment or business relationship would be realized or that we would not be exposed to unknown liabilities. In connection with any such transaction, we may:

•	encounter difficulties retaining key employees of the acquired company or integrating diverse business cultures;

•	issue additional equity securities that would dilute the common stock held by existing stockholders;

•	incur large charges or substantial liabilities;

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges;

•	use cash that we may need in the future to operate our business; and

•	incur debt on terms unfavorable to us or that we are unable to repay.

The impact of any one or more of these factors could adversely affect our business or results of operations or cause the price of our common stock to decline substantially.

Changes in, or interpretations of, accounting rules and regulations, including recent rules and regulations regarding expensing of stock options, could result in unfavorable accounting charges or cause us to change our compensation policies.

Accounting methods and policies, including policies governing revenue recognition, expenses and accounting for stock options are continually subject to review, interpretation, and guidance from relevant accounting authorities, including the Financial Accounting Standards Board, or FASB, and the SEC. Changes

to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this prospectus.

On December 16, 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123R). SFAS No. 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. We were required to adopt SFAS No. 123R on January 1, 2006, and have adopted it as of that date.

As permitted by SFAS No. 123, we accounted for share-based payments to employees through December 31, 2005 using APB Opinion No. 25’s intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123R’s fair value method has had a significant impact on the presentation of our results of operations, although it has not impacted our overall financial position. The long-term impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and the assumptions for the variables which impact the computation of the fair value of any such grants.

Historically, we have used stock options as part of our compensation programs to motivate and retain existing employees and to attract new employees. Because we are now required to expense stock options, we may choose to reduce our reliance on stock options as part of our compensation packages. If we reduce our use of stock options, it may be more difficult for us to retain and attract qualified employees. If we do not reduce our use of stock options, our expenses in future periods may increase. Beginning in 2007, we expect to make use of restricted stock awards and reduce our use of stock options as a form of stock-based compensation, but we cannot be certain whether or how our stock-based compensation policy will change in the future.

Investors could lose confidence in our financial reports, and our business and stock price may be adversely affected, if our internal control over financial reporting is found by management or by our independent registered public accounting firm to not be adequate or if we disclose significant existing or potential deficiencies or material weaknesses in those controls.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report on our internal control over financial reporting in our Annual Report on Form 10-K for each year beginning with the year ending December 31, 2008. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of that and each subsequent fiscal year. Additionally, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and on their evaluation of the operating effectiveness of our internal control over financial reporting.

We continue to evaluate our existing internal controls against the standards adopted by the Public Company Accounting Oversight Board, or PCAOB. During the course of our ongoing evaluation of our internal controls, we have in the past identified, and may in the future identify, areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review. Remedying any significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify could require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we may implement to remedy any such deficiencies will effectively mitigate or remedy such deficiencies. In addition, we cannot assure you that we will be able to complete the work necessary for our management to issue its management report in a timely manner, or that we will be able to complete any work required for our management to be able to conclude that our internal control over financial reporting is operating effectively. If we are not able to complete the assessment under Section 404 in a timely manner or to remedy any identified material weaknesses, we and our independent registered public accounting firm would be unable to conclude that our internal control over financial reporting is effective as of December 31, 2008. If our internal control over financial reporting is found by management or by our independent registered public accountant to not be adequate or if we disclose significant existing or potential deficiencies or material weaknesses in those controls, investors could lose confidence in our financial reports, we could be subject to sanctions or investigations by The NASDAQ Global Market, the Securities and Exchange Commission or other regulatory authorities and our stock price could be adversely affected.

A determination that there is a significant deficiency or material weakness in the effectiveness of our internal control over financial reporting could also reduce our ability to obtain financing or could increase the cost of any financing we obtain and require additional expenditures to comply with applicable requirements.

Our net operating loss carryforwards may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

We have experienced “changes in control” that have triggered the limitations of Section 382 of the Internal Revenue Code on our net operating loss carryforwards. As a result, we may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. Federal income tax purposes.

At December 31, 2006, we had both federal and state net operating loss carryforwards of approximately $81.2 million each which are available to offset future taxable income. The federal net operating loss carryforwards will begin to expire in 2020. The state net operating loss carryforwards began to expire in 2006.

In addition, at December 31, 2005 and 2006, we had net operating loss carryforwards for tax purposes related to our foreign subsidiaries of $966,000 and $703,000, respectively, which begin to expire in 2010.

In 2006, deferred tax assets, before valuation allowance, decreased approximately $2.4 million due to our use of net operating loss carryforwards to offset taxable income.

We periodically assess the likelihood that we will be able to recover our deferred tax assets. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible profits. As a result of this analysis of all available evidence, both positive and negative, we concluded that a full valuation allowance against deferred tax assets should be applied as of December 31, 2006. To the extent we determine that all or a portion of our valuation allowance is no longer necessary, we will recognize an income tax benefit in the period such determination is made for the reversal of the valuation allowance. Once the valuation allowance is eliminated or reduced, its reversal will no longer be available to offset our current tax provision. These events could have a material impact on our reported results of operations.

We may require additional capital to support business growth, and this capital may not be available on acceptable terms or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products or enhance our existing products, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited. In addition, the terms of any additional equity or debt issuances may adversely affect the value and price of our common stock.

Risks Related to this Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade.

The initial public offering price for our common stock will be determined through our negotiations with the underwriters, and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts or investors. As a result of these and other factors, the price of our common stock may decline, possibly materially. These fluctuations could cause you to lose all or part of your investment in our common stock. The public trading price for our common stock after this offering will be affected by a number of factors, including:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market price and trading volume of technology companies and of companies in our industry;

•	actual or anticipated changes or fluctuations in our operating results;

•	actual or anticipated changes in expectations regarding our performance by investors or securities analysts;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape;

•	actual or perceived inaccuracies in information we provide to our customers or the media;

•	litigation involving us, our industry or both;

•	regulatory developments;

•	privacy and security concerns, including public perception of our practices as an invasion of privacy;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock;

•	the timing and success of new product introductions or upgrades by us or our competitors;

•	changes in our pricing policies or payment terms or those of our competitors;

•	concerns relating to the security of our network and systems;

•	our ability to expand our operations, domestically and internationally, and the amount and timing of expenditures related to this expansion; or

•	departures of key personnel.

In addition, the stock prices of many technology companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation, which could result in substantial costs and divert our management’s attention and resources from our business.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have           outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants after          , 2007. The           shares sold pursuant to this offering will be immediately tradable without restriction. Of the remaining shares:

•	shares will be eligible for sale immediately upon completion of this offering, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act;

•	shares will be eligible for sale upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act; and

•	shares will be eligible for sale upon the exercise of vested options after the expiration of the lock-up agreements.

The lock-up agreements expire 180 days after the date of this prospectus, provided that the 180-day period may be extended in certain cases for up to 34 additional days under certain circumstances where we announce or pre-announce earnings or a material event within approximately 17 days prior to, or approximately 16 days after, the termination of the 180-day period. Credit Suisse Securities (USA) LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreement. After the closing of this offering, we intend to register approximately           shares of common stock that have been reserved for future issuance under our stock incentive plans.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately  % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might affect the market price of our common stock.

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering for general corporate purposes, which may include working capital, capital expenditures, other corporate expenses and potential acquisitions of complementary products, technologies or businesses. We have not allocated these net proceeds for any specific purposes. However, management may not apply the net proceeds of this offering in ways that increase the value of your investment.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $      per share based on an assumed initial public offering price of $      per share, the mid-point of the range shown on the cover of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock. See “Dilution.”

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting a public company, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission and The NASDAQ Stock Market, requires certain corporate governance practices for public companies. Our management and other personnel will need to devote a substantial amount of time to public reporting requirements and corporate governance. We expect these rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We will also incur additional costs associated with our public company reporting requirements. We are unable to currently estimate these costs with any degree of certainty. If these costs are not offset by increased revenues and improved financial performance, our operating results would be adversely affected. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers.

Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorize “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action by written consent, which means that all stockholder actions must be taken at a meeting of our stockholders;

•	prohibit stockholders from calling a special meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change of control of our company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “might,” “would,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts, including those generated by Forrester Research, IDC, JupiterResearch, Infonetics, the Internet Advertising Bureau and PriceWaterhouseCoopers. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. We have not independently verified their data and accordingly cannot guarantee their accuracy or completeness. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause actual results to differ materially from those expressed in these publications, surveys and forecasts.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the      shares of our common stock that we are selling in this offering will be approximately $      million, based on an assumed initial public offering price of $      per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $      million. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We will use the net proceeds from this offering for general corporate purposes, which may include working capital, capital expenditures, other corporate expenses and acquisitions of complementary products, technologies or businesses. We currently have no agreements or commitments with respect to any such acquisitions. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we intend to invest the net proceeds of this offering primarily in short-term, investment-grade, interest-bearing instruments.

If we were to price the offering at $      per share, the low end of the range on the cover of this prospectus, we estimate that we would receive net proceeds of $      million, assuming the total number of shares offered by us remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If we were to price the offering at $      per share, the high end of the range on the cover of this prospectus, then we estimate that we would receive net proceeds of $      million, assuming the total number of shares offered by us remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2006:

•	on an actual basis without any adjustments to reflect subsequent or anticipated events;

•	on a pro forma basis reflecting (i) the conversion of all outstanding shares of our Series A, Series B, Series C, Series C-1, Series D and Series E preferred stock into an aggregate of 86,286,697 shares of our common stock effective immediately prior to the completion of this offering, for a total of 108,025,682 shares of common stock, which amount includes 1,738,172 shares subject to put and (ii) the reclassification of our preferred stock warrant liabilities from current liabilities to additional paid in capital effective upon the completion of this offering; and

•	on a pro forma as adjusted basis reflecting the conversion and reclassification described above and the receipt by us of the net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2006
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(In thousands, except share data)

Cash, cash equivalents and short-term investments	$16,032	$16,032

Preferred stock warrant liabilities	1,005	—
Redeemable preferred stock, $0.001 par value, 73,673,224 shares authorized; 71,829,471 shares issued and outstanding actual; no shares issued or outstanding pro forma and pro forma as adjusted	101,695	—
Common stock subject to put right, 1,738,172 shares outstanding	4,357	4,357
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 130,000,000 shares authorized, 20,000,813 shares issued and outstanding actual; 150,000,000 shares authorized, 106,287,510 shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted	20	106
Additional paid-in capital	—	102,614
Accumulated other comprehensive loss	(75)	(75)
Accumulated deficit	(99,502)	(99,502)

Total stockholders’ equity (deficit)	(99,557)	3,143

Total capitalization	$7,500	$7,500

The table above excludes, as of December 31, 2006:

•	13,619,700 shares of common stock issuable upon exercise of options outstanding at a weighted-average exercise price of $0.40 per share;

•	5,316,147 shares of common stock reserved for future issuance under our 1999 Stock Plan;

•	7,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, which will be effective upon completion of this offering;

•	100,000 shares of common stock issuable upon the exercise of a warrant, which warrant shall terminate if not exercised prior to this offering, at an exercise price of $1.00 per share; and

•	775,923 shares of common stock issuable upon the exercise of warrants, which total includes warrants for our preferred stock that will become exercisable for common stock after this offering, at a weighted-average exercise price of $0.96 per share.

A $1.00 decrease or increase in the offering price would result in an approximately $      million increase or decrease in each of as adjusted cash and cash equivalents, as adjusted additional paid-in capital, as adjusted total stockholders’ equity and as adjusted total capitalization, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of December 31, 2006 was $5.2 million, or $0.05 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our Series A, Series B, Series C, Series C-1, Series D and Series E preferred stock into an aggregate of 86,286,697 shares of our common stock effective immediately prior to the completion of this offering, for a total of 108,025,682 shares of common stock outstanding on December 31, 2006, which amount includes 1,738,172 shares subject to put. After giving effect to the sale by us of           shares of our common stock in this offering at the assumed initial public offering price of $      per share, the mid-point of the range on the front cover of this prospectus, and after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2006 would have been $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2006	$0.05
Increase in pro forma net tangible book value per share attributable to this offering per share to existing investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

The following table sets forth as of December 31, 2006, on a pro forma as adjusted basis, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $      per share, the mid-point of the range on the front cover of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration				Average Price
	Number	Percent		Amount		Percent		per Share

Existing stockholders	108,025,682		%		$88,752,479		%	$0.82
New investors

Total		100.0%		$		100.0%		$

The table above excludes, as of December 31, 2006:

•	13,619,700 shares of common stock issuable upon exercise of options outstanding at a weighted-average exercise price of $0.40 per share;

•	5,316,147 shares of common stock reserved for future issuance under our 1999 Stock Plan;

•	7,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, which will be effective upon completion of this offering;

•	100,000 shares of common stock issuable upon the exercise of a warrant, which warrant shall terminate if not exercised prior to this offering, at an exercise price of $1.00 per share; and

•	775,923 shares of common stock issuable upon the exercise of warrants, which total includes warrants for our preferred stock that will become exercisable for common stock after this offering, at a weighted-average exercise price of $0.96 per share.

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately  % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to          , or approximately  % of the total number of shares of our common stock outstanding after this offering.

A $1.00 decrease in the assumed offering price would decrease our net tangible book value after this offering by $      million and dilution in net tangible book value per share to new investors by $     , assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed offering price would decrease each of total consideration paid by new investors in the offering and total consideration paid by all stockholders by $      million, assuming the total number of shares offered by us remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase in the assumed offering price would increase our net tangible book value after this offering by $      million and dilution in net tangible book value per share to new investors by $     , assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase in the assumed offering price would increase each of total consideration paid by new investors in the offering and total consideration paid by all stockholders by $      million, assuming the total number of shares offered by us remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

The consolidated statements of operations data and the consolidated statements of cash flows data for the years ended January 31, 2003 and December 31, 2003 as well as the consolidated balance sheet data as of January 31, 2003 and December 31, 2003 and 2004 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data and the consolidated statements of cash flows data for each of the three years ended December 31, 2004, 2005 and 2006 as well as the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. In 2003, we changed our fiscal year to the twelve months ended December 31. The year ended January 31, 2003 and the year ended December 31, 2003 in the table below both include the results of operations for the month ended January 31, 2003. The pro forma basic net income per share data are unaudited and give effect to the conversion into common stock of all outstanding shares of our Series A, Series B, Series C, Series C-1, Series D and Series E preferred stock from their dates of original issuance. Our historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended
	January 31,	Year Ended December 31,
	2003	2003	2004	2005	2006
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues	$15,400	$23,355	$34,894	$50,267	$66,293

Cost of revenues(1)	14,925	15,671	13,153	18,218	20,560
Selling and marketing(1)	9,134	11,677	13,890	18,953	21,473
Research and development(1)	6,172	5,444	5,493	7,416	9,009
General and administrative(1)	4,431	4,124	4,982	7,089	8,293
Amortization	562	772	356	2,437	1,371

Total expenses from operations	35,224	37,688	37,874	54,113	60,706

(Loss) income from operations	(19,824)	(14,333)	(2,980)	(3,846)	5,587
Interest (expense) income, net	(885)	(595)	(246)	(208)	231
(Loss) gain from foreign currency	—	—	—	(96)	125
Revaluation of preferred stock warrant liabilities	—	—	—	(14)	(224)

(Loss) income before income taxes and cumulative effect of change in accounting principle	(20,708)	(14,928)	(3,226)	(4,164)	5,719
(Benefit) provision for income taxes	—	—	—	(182)	50

Net (loss) income before cumulative effect of change in accounting principle	(20,708)	(14,928)	(3,226)	(3,982)	5,669
Cumulative effect of change in accounting principle	—	—	—	(440)	—

Net (loss) income	(20,708)	(14,928)	(3,226)	(4,422)	5,669
Accretion of redeemable preferred stock	(2,216)	(2,476)	(2,141)	(2,638)	(3,179)

Net (loss) income attributable to common stockholders	$(22,924)	$(17,404)	$(5,367)	$(7,060)	$2,490

Net (loss) income attributable to common stockholders per common share:
Basic and diluted	$(1.77)	$(1.29)	$(0.38)	$(0.46)	$0.00
Weighted-average number of shares used in per share calculations:
Basic and diluted	12,918,989	13,451,440	14,358,561	15,650,969	19,236,064
Pro forma net (loss) income attributable to common stockholders per common share:
Basic
Diluted
Pro forma weighted-average number of shares used in per share calculations:
Basic
Diluted

(1)	Amortization of stock-based compensation is included in the line items above as follows:

	Year Ended
	January 31,	Year Ended December 31,
	2003	2003	2004	2005	2006
	(In thousands)

Cost of revenues	$—	$—	$—	$—	$12
Selling and marketing	—	—	—	—	82
Research and development	—	—	—	—	13
General and administrative	128	171	14	3	91

Total	$128	$171	$14	$3	$198

	As of
	January 31,	As of December 31,
	2003	2003	2004	2005	2006
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$6,973	$9,557	$8,404	$9,174	$16,032
Total current assets	11,778	15,482	15,678	20,792	31,493
Total assets	23,603	22,154	22,967	29,477	42,087
Total current liabilities	13,645	15,515	18,591	27,220	32,880
Equipment loan and capital lease obligations, long-term	4,072	2,421	1,438	1,283	2,261
Preferred stock warrant liabilities and common stock subject to put	404	349	2,218	4,997	5,362
Redeemable preferred stock	78,586	93,737	95,878	98,516	101,695
Stockholders’ deficit	(73,735)	(89,919)	(95,230)	(102,294)	(99,557)

	Year Ended
	January 31,	Year Ended December 31,
	2003	2003	2004	2005	2006
	(In thousands)

Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(12,653)	$(3,912)	$1,907	$4,253	$10,905
Depreciation and amortization	5,865	6,604	2,745	5,123	4,259
Capital expenditures	1,962	726	1,208	1,071	2,314

	Year Ended
	January 31,	Year Ended December 31,
	2003	2003	2004	2005	2006
	(In thousands)

Other Financial and Operating Data (unaudited):
Adjusted EBITDA(2)	$(13,930)	$(7,558)	$(221)	$730	$9,945

(2)	We define Adjusted EBITDA as net income plus the (benefit) provision for income taxes, depreciation, amortization of purchased intangible assets and stock-based compensation; plus interest expense (income) and other income. Adjusted EBITDA is not a measure of liquidity calculated in accordance with GAAP, and should be viewed as a supplement to — not a substitute for — our results of operations presented on the basis of GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by GAAP. Our statement of cash flows presents our cash flow activity in accordance with GAAP. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance for the following reasons:

•	Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, and stock-based compensation, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies in our industry.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance, because it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our operational strategies; and

•	in communications with the board of directors, stockholders, analysts and investors concerning our financial performance.

A reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, for each of the fiscal periods indicated is as follows:

	Year Ended
	January 31,	Year Ended December 31,
	2003	2003	2004	2005	2006
	(In thousands)

Net (loss) income	$(20,708)	$(14,928)	$(3,226)	$(4,422)	$5,669
(Benefit) provision for income taxes	—	—	—	(182)	50
Amortization	562	772	356	2,437	1,371
Depreciation	5,303	5,832	2,389	2,686	2,888
Stock-based compensation	128	171	14	3	198
Interest expense (income), net	885	595	246	208	(231)

Adjusted EBITDA	$(13,930)	$(7,558)	$(221)	$730	$9,945

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We provide a leading digital marketing intelligence platform that helps our customers make better-informed business decisions and implement more effective digital business strategies. Our products and solutions offer our customers deep insights into consumer behavior, including objective, detailed information regarding usage of their online properties and those of their competitors, coupled with information on consumer demographic characteristics, attitudes, lifestyles and offline behavior.

Our digital marketing intelligence platform is comprised of proprietary databases and a computational infrastructure that measures, analyzes and reports on digital activity. The foundation of our platform is data collected from our comScore panel of more than two million Internet users worldwide who have granted us explicit permission to confidentially measure their Internet usage patterns, online and certain offline buying behavior and other activities. By applying advanced statistical methodologies to our panel data, we project consumers’ online behavior for the total online population and a wide variety of user categories.

We deliver our digital marketing intelligence through our comScore Media Metrix product family and through comScore Marketing Solutions. Media Metrix delivers digital media intelligence by providing an independent, third-party measurement of the size, behavior and characteristics of Web site and online advertising network audiences among home, work and university Internet users as well as insight into the effectiveness of online advertising. Our Marketing Solutions products combine the proprietary information gathered from the comScore panel with the vertical industry expertise of comScore analysts to deliver digital marketing intelligence, including the measurement of online advertising effectiveness, customized for specific industries. We typically deliver our Media Metrix products electronically in the form of weekly, monthly or quarterly reports. Customers can access current and historical Media Metrix data and analyze these data anytime online. Our Marketing Solutions products are typically delivered on a monthly, quarterly or ad hoc basis through electronic reports and analyses.

Our company was founded in August 1999. By 2000, we had established a panel of Internet users and began delivering digital marketing intelligence products that measured online browsing and buying behavior to our first customers. We also introduced netScore, our initial syndicated Internet audience measurement product. We accelerated our introduction of new products in 2003 with the launch of Plan Metrix (formerly AiM 2.0), qSearch, the Campaign R/F (Reach and Frequency) analysis system and product offerings that measure online activity at the local market level. By 2004, we had built a global panel of over two million Internet users. In that year, in cooperation with Arbitron, we launched a service that provides ratings of online radio audiences. In 2005, we expanded our presence in Europe by opening an office in London. In 2006, we continued to expand our measurement capabilities with the launch of World Metrix, a product that provides worldwide data on digital media usage, and Video Metrix, our product that measures the audience for streaming online video.

We have complemented our internal development initiatives with select acquisitions. On June 6, 2002, we acquired certain Media Metrix assets from Jupiter Media Metrix, Inc. Through this acquisition, we acquired certain Internet audience measurement services that report details of Web site usage and visitor demographics. On July 28, 2004, we acquired the outstanding stock of Denaro and Associates, Inc, otherwise known as Q2 Brand Intelligence, Inc. or Q2, to improve our ability to provide our customers more robust survey research integrated with our underlying digital marketing intelligence platform. The total cost of the acquisition was approximately $3.3 million, consisting of cash and shares of our common stock. For the ninety-day period beginning July 28, 2007, the former shareholder of Q2 (or its transferees) has the right to sell 1,060,000 shares of our common stock back to us for an aggregate price of $2.65 million, or $2.50 per share. On January 4, 2005, we acquired the assets and assumed certain liabilities of SurveySite Inc., or SurveySite. Through this acquisition, we acquired proprietary Internet-based data-collection technologies and increased our customer penetration and revenues in the survey business. The total cost of the acquisition was approximately $3.6 million, consisting of cash and shares of our common stock. For the ninety-day period beginning January 1, 2008, the former shareholders of SurveySite (or their transferees) have the right to sell 678,172 shares of our common stock back to us for an aggregate price of approximately $1.8 million, or $2.67 per share.

Our total revenues have grown from $15.4 million during the fiscal year ending January 31, 2003 to $66.3 million during the fiscal year ended December 31, 2006, a compounded annual growth rate of approximately 63%. By comparison, our total expenses from operations have grown from $35.2 million to $60.7 million over the same period, a compounded annual growth rate of approximately 20%. The growth in our revenues was primarily the result of:

•	increased sales to existing customers, as a result of our efforts to deepen our relationships with these clients by increasing their awareness of, and confidence in, the value of our digital marketing intelligence platform;

•	growth in our customer base through the addition of new customers;

•	increases in the prices of our products and services;

•	the sales of new products to existing and new customers; and

•	growth in sales outside of the U.S. as a result of entering into new international markets.

As of December 31, 2006, we had 706 customers, compared to 334 as of January 31, 2003. We sell most of our products through our direct sales force.

Our Revenues

We derive our revenues primarily from the fees that we charge for subscription-based products and customized projects. We define subscription-based revenues as revenues that we generate from products that we deliver to a customer on a recurring basis. We define project revenues as revenues that we generate from customized projects that are performed for a specific customer on a non-recurring basis. We market our subscription-based products, customized projects and survey services within the comScore Media Metrix product family and through comScore Marketing Solutions.

A significant characteristic of our business model is our large percentage of subscription-based contracts. Subscription-based revenues accounted for 78% of our total revenues in 2004 and decreased to 70% of total revenues in 2005 primarily due to the acquisition of SurveySite. Subscription-based revenues increased to 75% of total revenues in 2006.

Many of our customers who initially purchased a customized project have subsequently purchased one of our subscription-based products. Similarly, many of our subscription-based customers have subsequently purchased additional customized projects.

Historically, we have generated most of our revenues from the sale and delivery of our products to companies and organizations located within the United States. We intend to expand our international revenues by selling our products and deploying our direct sales force model in additional international markets in the future. For the fiscal year ended December 31, 2006, our international revenues were $5.7 million, an increase of $2.4 million over international revenues of $3.4 million for the fiscal year ended December 31, 2005. International revenues comprised approximately 9% of our total revenues in 2006 as compared to 7% of total revenues in 2005.

We anticipate that revenues from our U.S. customers will continue to constitute the substantial majority of our revenues, but we expect that revenues from customers outside of the U.S. will increase as a percentage of total revenues as we build greater international recognition of our brand and expand our sales operations globally.

Subscription Revenues

We generate a significant proportion of our subscription-based revenues from our Media Metrix product family. Products within the Media Metrix family include Media Metrix 2.0, Plan Metrix, World Metrix and Video Metrix. We intend to commercially launch Ad Metrix in the second quarter of 2007. These product offerings provide subscribers with intelligence on digital media usage, audience characteristics, audience demographics and online and offline purchasing behavior. Customers who subscribe to our Media Metrix products are provided with login IDs to our Web site, have access to our database and can generate reports at anytime.

We also generate subscription-based revenues from certain reports and analyses provided through comScore Marketing Solutions, if that work is procured by customers for at least a nine month period and the customer enters into an agreement to continue or extend the work. Through our Marketing Solutions products, we deliver digital marketing intelligence relating to specific industries, such as automotive, consumer packaged goods, entertainment, financial services, media, pharmaceutical, retail, technology, telecommunications and travel. This marketing intelligence leverages our global consumer panel and extensive database to deliver information unique to a particular customer’s needs on a recurring schedule, as well as on a continual-access basis. Our Marketing Solutions customer agreements typically include a fixed fee with an initial term of at least one year. We also provide these products on a non-subscription basis as described under “Project Revenues” below.

In addition, we generate subscription-based revenues from survey products that we sell to our customers. In conducting our surveys, we generally use our global Internet user panel. After questionnaires are distributed to the panel members and completed, we compile their responses and then deliver our findings to the customer, who also has ongoing access to the survey response data as they are compiled and updated over time. These data include responses and information collected from the actual survey questionnaire and can also include behavioral information that we passively collect from our panelists. If a customer contractually commits to having a survey conducted on a recurring basis, we classify the revenues generated from such survey products as subscription-based revenues. Approximately half of the revenues derived from survey products are generated on a subscription basis. Our contracts for survey services typically include fixed fee agreements that range from two months to one year.

Project Revenues

We generate project revenues by providing customized information reports to our customers on a non-recurring basis as part of our comScore Marketing Solutions. For example, a customer in the media industry might request a custom report that profiles the behavior of the customer’s active online users and contrasts their market share and loyalty with similar metrics for a competitor’s online user base. If this customer continues to request the report beyond an initial project term of at least nine months and enters into an agreement to purchase the report on a recurring basis, we begin to classify these future revenues as subscription-based.

In the second quarter of 2007, we intend to commercially launch Campaign Metrix, a product that will provide detailed information about online advertising campaigns. Project revenues from Campaign Metrix will be generated when a customer accesses or downloads a report through our Web site. Pricing for our Campaign Metrix product will initially be based on the scope of the information provided in the report generated by the customer.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the amounts reported in our financial statements and the accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included in this prospectus, we believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). SAB 104 requires that four basic criteria must be met prior to revenue recognition: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or the services have been rendered, (iii) the fee is fixed and determinable, and (iv) collection of the resulting receivable is reasonably assured. Certain of our arrangements contain multiple elements, consisting of the various services we offer. We account for these arrangements in accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We have determined that we do not have objective and reliable evidence of fair value for any of our services. We therefore account for all elements in our multiple element service arrangements as a single unit of accounting and recognize the total value of the arrangement on a straight-line basis over the longest contract term.

We generate revenues by providing access to our online database or delivering information obtained from our database, usually in the form of periodic reports. Revenues are typically recognized on a straight-line basis over the period in which access to data or reports are provided, which generally ranges from three to 24 months.

We also generate revenues through survey services under contracts ranging in term from two months to one year. Our survey services consist of survey and questionnaire design with subsequent data collection, analysis and reporting. We recognize revenues on a straight-line basis over the estimated data collection period once the survey or questionnaire design has been delivered. Any change in the estimated data collection period results in an adjustment to revenues recognized in future periods.

Generally, our contracts are non-cancelable. A limited number of customers, however, have the right to cancel their contracts by providing us with written notice of cancellation. In the event that a customer cancels its contract, it is not entitled to a refund for prior services, and it will be charged for costs incurred plus services performed up to the cancellation date.

Goodwill and Intangible Assets

We record goodwill and intangible assets when we acquire other businesses. The allocation of acquisition costs to intangible assets and goodwill involves the extensive use of management’s estimates and assumptions, and the result of the allocation process can have a significant impact on our future operating results. Under Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142), intangible assets with finite lives are amortized over their useful lives while goodwill and indefinite lived assets are not amortized, but rather are periodically tested for impairment. An impairment review generally requires developing assumptions and projections regarding our operating performance. In accordance with SFAS 142, we have determined that all of our goodwill is associated with one reporting unit as we do not operate separate lines of business with respect to our services. Accordingly, on an annual basis we perform the impairment assessment for goodwill required under SFAS 142 at the enterprise level by comparing the fair value of a reporting unit, based on estimated future cash flow, to its carrying value including goodwill recorded by the reporting unit. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of the goodwill to its carrying value and any impairment determined is recorded in the current period. If our estimates or the related assumptions change in the future, we may be required to record impairment charges to reduce the carrying value of these assets, which could be material.

Long-lived assets

Our long-lived assets primarily consist of property and equipment and intangible assets. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we evaluate the recoverability of our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, we compare the estimated undiscounted future cash flows to be generated by the asset to its carrying amount. If the undiscounted future cash flows are less than the carrying amount of the asset, we record an impairment loss equal to the excess of the asset’s carrying amount over its fair value. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets or using a discounted cash flow analysis. Substantially all of our long-lived assets are located in the United States. Although we believe that the carrying values of our long-lived assets are appropriately stated, changes in strategy or market conditions or significant technological developments could significantly impact these judgments and require adjustments to recorded asset balances. There were no impairment charges recognized during the years ended December 31, 2004, 2005, or 2006.

Allowance for Doubtful Accounts

We manage credit risk on accounts receivable by performing credit evaluations of our customers on a selective basis, by reviewing our accounts and contracts and by providing appropriate allowances for uncollectible amounts. Allowances are based on management’s judgment, which considers historical experience and specific knowledge of accounts that may not be collectible. We make provisions based on our historical bad debt experience, a specific review of all significant outstanding invoices and an assessment of general economic conditions. If the financial condition of a customer deteriorates, resulting in an impairment of its ability to make payments, additional allowances may be required.

Income Taxes

We account for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. We estimate our tax liability through calculations we perform for the determination of our current tax liability, together with assessing temporary differences resulting from the different treatment of items for income tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are recorded on our balance sheet. Management then assesses the likelihood that deferred tax assets will be recovered in future periods. In assessing the need for a valuation allowance against the net deferred tax asset, we consider factors such as future reversals of existing taxable temporary differences, taxable income in prior carryback years, if carryback is permitted under the tax law, tax planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards. To the extent that we cannot conclude that it is more likely than not that the benefit of such assets will be realized, we establish a valuation allowance to adjust the net carrying value of such assets.

To date, we have recorded a valuation allowance against our deferred tax assets, principally net operating loss carryforwards, due to uncertainty regarding our ability to generate future taxable income. Any current income tax benefit or provision to date has been offset by changes in the valuation allowance against our deferred tax assets. To the extent we determine that all or a portion of our valuation allowance is no longer necessary, we will recognize an income tax benefit in the period such determination is made for the reversal of the valuation allowance. Once the valuation allowance is eliminated, its reversal will no longer be available to offset our current tax provision. These events could have a material impact on our reported results of operations.

As of December 31, 2006, we had $81.2 million of both federal and state net operating loss carryforwards each of which begin to expire in 2020 for federal and began to expire in 2006 for state income tax reporting purposes. In addition, we had net operating loss carryforwards related to our foreign subsidiaries totalling $966,000 as of December 31, 2005 and $703,000 as of December 31, 2006, which begin to expire in 2010. Under Section 382 of the Internal Revenue Code, the utilization of net operating loss carryforwards is limited based on changes in percentage of our ownership. As a result of prior ownership changes, we believe that we will be limited in our use of net operating loss carryforwards to offset taxable income.

Stock-Based Compensation

Through December 31, 2005, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), we applied the intrinsic value method for accounting for stock-based compensation as set forth in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). For purposes of the pro forma disclosures required under SFAS 123, we used the minimum-value method to estimate the fair value of our stock-based awards. On January 1, 2006, we adopted SFAS No. 123R, Share-Based Compensation (SFAS 123R). Under SFAS 123R, a non-public company that previously used the minimum value method for pro forma disclosure purposes is required to adopt the standard using the prospective method. Under the prospective method, all awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123R. As a result, stock-based awards granted prior to the date of adoption of SFAS 123R will continue to be accounted for under APB 25 with no recognition of stock-based compensation in future periods, unless such awards are modified or settled.

Subsequent to the adoption of SFAS 123R, we estimate the fair value of our stock-based awards on the date of grant using the Black-Scholes option-pricing model. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. One key input into the model is the estimated fair value of our common stock on the date of grant. Our board of directors has estimated the fair value of our common stock for the purpose of establishing exercise prices for our stock option grants. Our board has relied upon market place transaction history as well as the assistance of independent valuation specialists for purposes of estimating the fair value of our common stock.

Other key variables in the Black-Scholes option-pricing model include the expected volatility of our common stock price, the expected term of the award and the risk-free interest rate. In addition, under SFAS 123R, we are required to estimate forfeitures of unvested awards when recognizing compensation expense. If factors change and we employ different assumptions in the application of SFAS 123R in future periods, the compensation expense we record may differ significantly from what we have recorded during 2006.

At December 31, 2006, total estimated unrecognized compensation expense related to unvested stock-based awards granted prior to that date was $1.3 million, which is expected to be recognized over a weighted-average period of 1.86 years.

We expect stock-based compensation expense to increase in absolute dollars as a result of the adoption of SFAS 123R as options that were granted at the beginning of 2006 and beyond vest. Beginning in 2007, we expect to make use of restricted stock awards and reduce our use of stock options as a form of stock-based compensation. The actual amount of stock-based compensation expense we record in any fiscal period will depend on a number of factors, including the number of shares subject to the stock options issued, the fair value of our common stock at the time of issuance and the expected volatility of our stock price over time.

Estimation of Fair Value of Warrants to Purchase Redeemable Convertible Preferred Stock

On July 1, 2005, we adopted FASB Staff Position 150-5 (FSP 150-5). Our outstanding warrants to purchase shares of our redeemable convertible preferred stock are subject to the requirements in FSP 150-5, which require us to classify these warrants as current liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. At the time of adoption, we recorded $440,000 for the cumulative effect of this change in accounting principle to reflect the cumulative change in estimated fair value of these warrants as of that date. We recorded $14,000 for the year ended December 31, 2005 and $224,000 for the year ended December 31, 2006, to reflect further increases in the estimated fair value of the warrants. We estimated the fair value of these warrants at the respective dates using the Black-Scholes option valuation model, based on the estimated market value of the underlying redeemable convertible preferred stock at the valuation measurement date, the contractual term of the warrant, risk-free interest rates and expected dividends on and expected volatility of the price of the underlying redeemable convertible preferred stock. These estimates, especially the market value of the underlying redeemable convertible preferred stock and the expected volatility, are highly judgmental and could differ materially in the future.

Upon the closing of this offering, all outstanding warrants to purchase shares of our preferred stock will become warrants to purchase shares of our common stock and, as a result, will no longer be subject to FSP 150-5. The then-current aggregate fair value of these warrants will be reclassified from liabilities to additional paid-in capital, a component of stockholder’s equity, and we will cease to record any related periodic fair value adjustments. We anticipate that we will incur a non-cash charge relating to our outstanding warrants for preferred stock in the period in which this offering closes. Assuming that the price at which our common stock is valued for these purposes is the initial public offering price of $           per share, the amount of that charge would be approximately $          . The exact amount of the charge may depend on the closing trading price of our common stock on The NASDAQ Global Market on          , the expected date of the closing of this offering.

Seasonality

Historically, a slightly higher percentage of our customers have renewed their subscription products with us toward the end of the fourth quarter. While we execute projects for our customers throughout the year, we have historically experienced a slight upturn in our project-based business in the fourth quarter.

Results of Operations

The following table sets forth selected consolidated statements of operations data as a percentage of total revenues for each of the periods indicated.

	Year Ended December 31,
	2004	2005	2006

Revenues	100.0%	100.0%	100.0%
Cost of revenues	37.7	36.2	31.0
Selling and marketing	39.8	37.7	32.4
Research and development	15.7	14.8	13.6
General and administrative	14.3	14.1	12.5
Amortization	1.0	4.8	2.1

Total expenses from operations	108.5	107.7	91.6
(Loss) income from operations	(8.5)	(7.7)	8.4
Interest (expense) income, net	(0.7)	(0.4)	0.3
(Loss) gain from foreign currency	—	(0.2)	0.2
Revaluation of preferred stock warrant liabilities	—	—	(0.3)

(Loss) income before income taxes and cumulative effect of change in accounting principle	(9.2)	(8.3)	8.6
(Benefit) provision for income taxes	—	(0.4)	0.1

Net (loss) income before cumulative effect of change in accounting principle	(9.2)	(7.9)	8.6
Cumulative effect of change in accounting principle	—	(0.9)	—

Net (loss) income	(9.2)	(8.8)	8.6
Accretion of redeemable preferred stock	(6.1)	(5.2)	(4.8)

Net (loss) income attributable to common stockholders	(15.4)%	(14.0)%	3.8%

Years Ended December 31, 2004, 2005 and 2006

Revenues

	Year Ended December 31,			Increase		Percent Change
				2004 v.	2005 v.	2004 v.	2005 v.
	2004	2005	2006	2005	2006	2005	2006
	(Dollars in thousands)

Total revenues	$34,894	$50,267	$66,293	$15,373	$16,026	44.1%	31.9%

Total revenues increased for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This increase was largely driven by a combination of increased business with existing customers, continued growth in the number of customers for both our subscription and our project-based products and, to a lesser extent, general increases in our price levels from 2005 to 2006. Our customer base grew during this period from 565 as of December 31, 2005 to 706 as of December 31, 2006.

In 2005, total revenues increased from 2004 primarily due to the growth in our subscription revenues driven by deepening relationships with existing customers, the expansion of our customer base, revenues attributable to the acquisition of SurveySite and Q2, the introduction of new products, international expansion and, to a lesser extent, general increases in our price levels in 2005 from 2004. In addition, we were successful in growing our project revenues with existing and new customers during this period. Our customer base grew during this period from 469 as of December 31, 2004 to 565 as of December 31, 2005. Our 2005 revenues were positively impacted by the acquisitions of SurveySite and Q2. SurveySite, which we acquired on January 4, 2005, contributed $5.1 million in revenues in 2005. Q2 contributed $3.6 million in revenues in 2005 as compared to $1.5 million in revenues in 2004, following our acquisition of Q2 on July 28, 2004.

Revenues from customers outside of the U.S. totaled $3.4 million, or approximately 7% of total revenues, in 2005 and totaled approximately $5.7 million, or approximately 9% of total revenues, in 2006, representing an increase of $2.4 million. This increase was primarily due to our ongoing efforts to expand our international presence, which included the opening of a European office in London in the first half of 2005.

Cost of Revenues

	Year Ended December 31,			Increase		Percent Change
				2004 v.	2005 v.	2004 v.	2005 v.
	2004	2005	2006	2005	2006	2005	2006
	(Dollars in thousands)

Cost of revenues	$13,153	$18,218	$20,560	$5,065	$2,342	38.5%	12.9%
As a percentage of revenues	37.7%	36.2%	31.0%

Cost of revenues consists primarily of expenses related to operating our network infrastructure and the recruitment, maintenance and support of our consumer panels. Expenses associated with these areas include the salaries and related expenses of network operations, survey operations, custom analytics and technical support, all of which are expensed as they are incurred. Cost of revenues also includes data collection costs for our products and operational costs associated with our data centers, including depreciation expense associated with computer equipment.

Cost of revenues increased in 2006 as compared to 2005, primarily due to increased costs associated with supporting our consumer panel and data centers. Cost of revenues declined as a percentage of revenues over the same period primarily due to an increase in revenues and a moderation of the increases in costs to build and maintain our panel. The decline in cost of revenues as a percentage of revenues was offset in part by increases in bandwidth and data costs, which grew 9%. The headcount and costs associated with our technology staff grew at a lower rate than our growth in revenues.

Cost of revenues increased in 2005 as compared to 2004 primarily due to our acquisition of SurveySite and higher costs associated with data center operations and employee salaries, benefits and related costs required to support growth in our revenues and customer base during 2005. The cost of revenues as a percentage of revenues declined in 2005 compared to 2004 due to relatively flat panel costs and smaller increases in bandwidth and data center costs, which did not grow at the same rate as our customer base and revenues. The headcount and costs associated with our technology staff grew at a lower rate than our growth in revenues.

We expect cost of revenues to increase in absolute dollar amounts as we seek to grow our business but vary as a percentage of revenues depending on whether we benefit from investments in our panel and network infrastructure.

Selling and Marketing Expenses

	Year Ended December 31,			Increase		Percent Change
				2004 v.	2005 v.	2004 v.	2005 v.
	2004	2005	2006	2005	2006	2005	2006
	(Dollars in thousands)

Selling and marketing expenses	$13,890	$18,953	$21,473	$5,063	$2,520	36.5%	13.3%
As a percentage of revenues	39.8%	37.7%	32.4%

Selling and marketing expenses consist primarily of salaries, benefits, commissions and bonuses paid to our direct sales force and industry analysts, as well as costs related to online and offline advertising, product management, industry conferences, promotional materials, public relations, other sales and marketing programs, and allocated overhead, including rent and depreciation. All selling and marketing costs are expensed as they are incurred. Commission plans are developed for our account managers with criteria and size of sales quotas that vary depending upon the individual’s role. Commissions are paid to a salesperson and are expensed as selling and marketing costs when a sales contract is executed by both the customer and comScore. In the case of multi-year agreements, one year of commissions is paid initially, with the remaining amounts paid at the beginning of the succeeding years.

Selling and marketing expenses increased in 2006 as compared to 2005 in absolute dollars, primarily due to increased employee salaries and benefits and related costs resulting from additional account management personnel in our sales force, plus an increase in commission costs associated with increased revenues. Our selling and marketing headcount increased from 143 employees as of December 31, 2005 to 155 employees as of December 31, 2006. In addition, the expansion of our European office in London and increased marketing efforts in Europe contributed to our increase in selling and marketing expenses and headcount in 2006. The decrease in selling and marketing expenses as a percentage of revenues during this period reflects the increased productivity of our direct sales force and an increase in revenues.

Selling and marketing expenses increased in 2005 as compared to 2004, primarily due to an increase in the number of account managers, higher commissions associated with our growth in revenues and an increase in online and offline advertising and promotional efforts in support of building our brands. In addition, our selling and marketing headcount increased from 77 employees as of December 31, 2004 to 143 employees as of December 31, 2005. The acquisition of SurveySite and the opening of our first European office in London also contributed to our increase in selling and marketing expenses and headcount in 2005. The decrease in selling and marketing expenses as a percentage of revenues during this period reflected the increased productivity of our direct sales force.

We expect selling and marketing expenses to increase in absolute dollar amounts as we continue to grow our selling and marketing efforts but to vary in future periods as a percentage of revenues depending on whether we benefit from increased productivity in our sales force and from increased revenues resulting in part from our ongoing marketing initiatives.

Research and Development Expenses

	Year Ended December 31,			Increase		Percent Change
				2004 v.	2005 v.	2004 v.	2005 v.
	2004	2005	2006	2005	2006	2005	2006
	(Dollars in thousands)

Research and development expenses	$5,493	$7,416	$9,009	$1,923	$1,593	35.0%	21.5%
As a percentage of revenues	15.7%	14.8%	13.6%

Research and development expenses include new product development costs, consisting primarily of compensation and related costs for personnel associated with research and development activities, and allocated overhead, including rent and depreciation.

Research and development expenses increased in 2006 as compared to 2005 primarily due to increased headcount and our continued focus on developing new products, such as World Metrix, Video Metrix, Campaign Metrix and Ad Metrix. Research and development costs decreased slightly as a percentage of revenues, primarily due to our growth in revenues.

The increase in research and development expenses in 2005 compared to 2004 was due to new product development activity, including the launch of a streaming media audience measurement product. The acquisition and integration of SurveySite’s operations also contributed to the absolute dollar increase in research and development costs during this period.

We expect research and development expenses to increase in absolute dollar amounts as we continue to enhance and expand our product offerings. As a result of the size and diversity of our panel and our historical investment in our technology infrastructure, we expect that we will be able to develop new products with moderate increases in research and development spending as compared to our growth in revenues. We also expect research and development expenses to moderate due to our decision to outsource certain software development activities in 2005.

General and Administrative Expenses

	Year Ended December 31,			Increase		Percent Change
				2004 v.	2005 v.	2004 v.	2005 v.
	2004	2005	2006	2005	2006	2005	2006
	(Dollars in thousands)

General and administrative expenses	$4,982	$7,089	$8,293	$2,107	$1,204	42.3%	17.0%
As a percentage of revenues	14.3%	14.1%	12.5%

General and administrative expenses consist primarily of salaries and related expenses for executive management, finance, accounting, human capital, legal, information technology and other administrative functions, as well as professional fees, overhead, including allocated rent and depreciation, and expenses incurred for other general corporate purposes.

General and administrative expenses increased in 2006 as compared to 2005, primarily due to increased professional fees and expanding our finance department. As a percentage of revenues, general and administrative expenses decreased in 2006 as compared to 2005, due primarily to our growth in revenues.

General and administrative expenses increased in 2005 as compared to 2004, primarily due to higher salaries, benefits and related costs associated with our existing employees plus an increase in our general and administrative headcount from 14 employees as of December 31, 2004 to 27 employees as of December 31, 2005. The higher headcount was due primarily to an increase in employees in such functions as finance, accounting, human capital and legal, as we built our staff and infrastructure to support our growth. Our acquisition of SurveySite also contributed to the increase in general and administrative expenses and related headcount in 2005. On a percentage of revenues basis, general and administrative expenses were flat in 2005 as compared to 2004, as the increase in headcount related to broadening our administrative support capabilities and the acquisition of SurveySite was offset by the growth in our customer base and revenues.

We expect general and administrative expenses to increase on an absolute basis in future annual periods as we incur increased costs associated with being a public company. Operating as a public company will present additional management and reporting requirements that will significantly increase our directors’ and officers’ liability insurance premiums and professional fees both in absolute dollars and as a percentage of revenues. We also anticipate hiring additional personnel to help manage future growth and our operations as a public company.

Amortization Expense

	Year Ended December 31,			Increase		Percent Change
				2004 v.	2005 v.	2004 v.	2005 v.
	2004	2005	2006	2005	2006	2005	2006
	(Dollars in thousands)

Amortization expense	$356	$2,437	$1,371	$2,081	$(1,066)	584.6%	(43.7)%
As a percentage of revenues	1.0%	4.8%	2.1%

Amortization expense consists of charges related to the amortization of intangible assets associated with past acquisitions.

Amortization expense decreased during fiscal year 2006 over 2005 because certain intangible assets related to previous acquisitions were fully amortized as of that period.

The increase in amortization expense from 2004 to 2005 in absolute dollars is attributable primarily to the amortization expense relating to the Q2 acquisition on July 28, 2004 and the SurveySite acquisition on January 4, 2005.

Absent additional acquisitions, we expect amortization expense to continue to decline as the remaining amount of intangible assets related to previous acquisitions is amortized.

Interest (Expense) Income, Net

Interest income consists primarily of interest earned from short-term investments, such as auction rate securities, and our cash and cash equivalent balances. Interest expense is incurred due to capital leases pursuant to several equipment loan and security agreements and a line of credit that we have entered into in order to finance the lease of various hardware and other equipment purchases. Our capital lease obligations are secured by a senior security interest in eligible equipment.

Interest (expense) income, net was $(246,000) in 2004, $(208,000) in 2005 and $231,000 in 2006. The year-to-year change from 2004 to 2005 and from 2005 to 2006 primarily reflects the net effect of interest income that we earned on our cash balances offset by the interest expense associated with the capital leases that we had in place in each year. Our net interest expense decreased from 2004 to 2005 due to our larger cash and investments balances and the lower amounts outstanding under our capital leases. We reported net interest income in 2006 due to a $6.9 million increase in our cash and investments balance. We also continued to reduce the outstanding balance on our outstanding capital lease obligations.

Gain/Loss on Foreign Currency Transactions

Our gains and losses on foreign currency transactions arise from our Canadian and United Kingdom foreign subsidiaries that hold cash and receivables in currencies other than its functional currency. Our loss on foreign currency transactions in 2005 was $96,000. We recorded a gain of $125,000 in 2006 as a result of fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar, Euro and British Pound.

Provision for Income Taxes

As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes in the amount of approximately $81.2 million, which begin to expire in 2020 for federal and began to expire in 2006 for state income tax reporting purposes. In the future, we intend to utilize any carryforwards available to us to reduce our tax payments. These carryforwards may be subject to annual limitations based on changes in percentage of our ownership as limited under Section 382 of the Internal Revenue Code. In 2005, we had an income tax benefit of $182,000 related to a deferred tax liability of $356,000 associated with a temporary difference related to certain acquired intangible assets of SurveySite. This compares to an income tax expense of $50,000 in 2006 reflecting a payment of alternative minimum tax (AMT) partly offset by a decrease in the deferred tax liability.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statement of operations data for each of the quarters indicated. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results for any future period.

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(In thousands) (Unaudited)

Revenues	$11,135	$13,150	$12,953	$13,029	$14,985	$16,906	$16,165	$18,237

Cost of revenues(1)	3,936	4,863	4,602	4,817	5,148	5,205	4,977	5,230
Selling and marketing(1)	4,234	4,813	4,821	5,085	5,345	5,323	5,171	5,634
Research and development(1)	1,678	1,876	1,908	1,954	2,137	2,258	2,273	2,341
General and administrative(1)	1,489	1,804	1,779	2,017	1,918	2,176	1,897	2,302
Amortization	621	603	612	601	371	333	333	334

Total expenses from operations	11,958	13,959	13,722	14,474	14,919	15,295	14,651	15,841

(Loss) income from operations	(823)	(809)	(769)	(1,445)	66	1,611	1,514	2,396
Interest (expense) income, net	(58)	(71)	(39)	(40)	11	23	84	113
(Loss) gain from foreign currency	(21)	(1)	(72)	(2)	6	(33)	3	149
Revaluation of preferred stock warrant liabilities	—	—	(6)	(8)	2	(211)	(6)	(9)

(Loss) income before income taxes and cumulative effect of change in accounting principle	(902)	(881)	(886)	(1,495)	85	1,390	1,595	2,649
(Benefit) provision for income taxes	(53)	(52)	(38)	(39)	—	—	—	50

Net (loss) income before cumulative effect of change in accounting principle	(849)	(829)	(848)	(1,456)	85	1,390	1,595	2,599
Cumulative effect of change in accounting principle	—	—	(440)	—	—	—	—	—

Net (loss) income	(849)	(829)	(1,288)	(1,456)	85	1,390	1,595	2,599
Accretion of redeemable preferred stock	(611)	(643)	(675)	(709)	(742)	(777)	(812)	(848)

Net (loss) income attributable to common stockholders	$(1,460)	$(1,472)	$(1,963)	$(2,165)	$(657)	$613	$783	$1,751

(1)	Amortization of stock-based compensation is included in the line items above as follows:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(In thousands) (Unaudited)

Cost of revenues	$—	$—	$—	$—	$—	$2	$4	$6
Selling and marketing	—	—	—	—	6	26	23	27
Research and development	—	—	—	—	—	2	4	7
General and administrative	—	1	1	1	1	10	40	40

Total	$—	$1	$1	$1	$7	$40	$71	$80

	As a Percentage of Total Revenues
	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(Unaudited)

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues	35.3	37.0	35.5	37.0	34.4	30.8	30.8	28.7
Selling and marketing	38.0	36.6	37.2	39.0	35.7	31.5	32.0	30.9
Research and development	15.1	14.3	14.7	15.0	14.3	13.4	14.1	12.9
General and administrative	13.4	13.7	13.7	15.5	12.8	12.9	11.7	12.6
Amortization	5.6	4.6	4.7	4.6	2.5	2.0	2.1	1.8

Total expenses from operations	107.4	106.2	105.8	111.1	99.6	90.5	90.6	86.9

(Loss) income from operations	(7.4)	(6.2)	(5.8)	(11.1)	0.4	9.5	9.4	13.1
Interest (expense) income, net	(0.5)	(0.5)	(0.3)	(0.3)	0.1	0.1	0.5	0.6
(Loss) gain from foreign currency	(0.2)	—	(0.6)	—	—	(0.2)	—	0.8
Revaluation of preferred stock warrant liabilities	—	—	—	—	—	(1.2)	—	—

(Loss) income before income taxes and cumulative effect of change in accounting principle	(8.1)	(6.7)	(6.8)	(11.4)	0.6	8.2	9.9	14.5
(Benefit) provision for income taxes	(0.5)	(0.4)	(0.3)	(0.3)	—	—	—	0.3

Net (loss) income before cumulative effect of change in accounting principle	(7.6)	(6.3)	(6.5)	(11.1)	0.6	8.2	9.9	14.3
Cumulative effect of change in accounting principle	—	—	(3.4)	—	—	—	—	—

Net (loss) income	(7.6)	(6.3)	(9.9)	(11.1)	0.6	8.2	9.9	14.3
Accretion of redeemable preferred stock	(5.5)	(4.9)	(5.2)	(5.4)	(5.0)	(4.6)	(5.0)	(4.6)

Net (loss) income attributable to common stockholders	(13.1)	(11.2)	(15.1)	(16.6)	(4.4)	3.6	4.8	9.6

Over the eight quarters of 2005 and 2006, revenues have generally increased due primarily to increases in subscription revenues from existing customers, growth in our customer base (both domestically and internationally), general increases in pricing for our products and the acquisition of SurveySite. In 2005, revenues increased sequentially from the first quarter to the second quarter before declining slightly in the third quarter and remaining relatively flat in the fourth quarter. Over these quarterly periods, fluctuations in project revenues partially offset the steady growth in subscription revenues and contributed to the relatively flat revenues on a sequential basis from the second through the fourth quarters of 2005. In 2006, revenues increased significantly on a sequential basis in the first and second quarters before decreasing in the third quarter due to fluctuations in the closing of agreements relating to, and the execution of, projects. Revenues increased significantly in the fourth quarter of 2006 due to increased growth in subscription revenues for existing and new customers. Subscription revenues increased sequentially in each of the quarters presented.

Cost of revenues as a percentage of total revenues held relatively steady in each of the quarters in 2005 before declining in 2006. The decrease in cost of revenues on a percentage basis was due to the growth in revenues relative to the moderation in fixed costs to support our consumer panel, data center and technical infrastructure.

On an absolute basis, total expenses from operations increased significantly in the second quarter of 2005 due primarily to costs associated with the integration of the Q2 and SurveySite acquisitions and certain expenses for external data sources. Total expenses from operations remained relatively flat in the third quarter of 2005 and increased in the fourth quarter of 2005, primarily due to higher sales costs related to the opening of our first European sales office, located in London, and increased general and administrative costs in support of overall business growth. On an absolute basis, total expenses from operations declined slightly in the first quarter of 2006 before increasing in the second quarter of 2006, due to increases in general and administrative expenses associated with the hiring of new finance personnel and increases in professional services fees related to anticipated business expansion. In addition, expenses from operations increased in the second quarter of 2006 due to higher research and development costs tied to the development of several new products. After a decline in the third quarter, expenses from operations increased again in the fourth quarter of 2006, due to increased commissions tied to higher sales growth plus higher salaries, benefits and related costs associated with hiring additional personnel in our operations, technology, sales, research and development and general and administrative organizations to support the growth of our business. The total expenses from operations in 2006 increased at a lower rate than revenues and we were consequently able to better leverage our cost structure.

We became profitable on a net income basis in the first quarter of 2006, and were profitable on a net income basis every quarter in 2006 as our revenues increased significantly during these periods and our costs grew at a lower rate.

Liquidity and Capital Resources

The following table summarizes our cash flows:

	For the Year Ended
	December 31,
	2004	2005	2006
	(In thousands)

Consolidated Cash Flow Data:
Net cash provided by operating activities	$1,907	$4,253	$10,905
Net cash used in investing activities	(1,332)	(2,505)	(9,573)
Net cash used in financing activities	(952)	(1,092)	(1,381)
Effect of exchange rate changes on cash	25	(36)	(43)
Net increase (decrease) in cash and equivalents	(352)	620	(92)

Since our inception, we have funded our operations and met our capital expenditure requirements primarily with venture capital and private equity funding. In five separate issuances of preferred stock, from Series A on September 27, 1999 to Series E on August 1, 2003, we have raised over $88 million from a number of institutional investors. The proceeds from all of these issuances have been used for general business purposes, with the exception of the Series E Preferred Stock offering, which was partially used to extinguish a $1.5 million bank note. Each share of preferred stock is convertible into common stock at the respective conversion ratio for each series of preferred stock at any time, subject to adjustment triggered by changes in our capitalization such as a stock split. Conversion is automatic in the event of a public offering of common stock at a price of at least $2.50 per share with gross proceeds of at least $25 million. This conversion is expected to take place upon consummation of this offering.

Our principal uses of cash historically have consisted of payroll and other operating expenses and payments related to the purchase of equipment primarily to support our consumer panel and technical infrastructure required to support our customer base. Since the beginning of 2004, we have purchased over $4.6 million in property and equipment, made $3.9 million in principal payments on capital lease obligations, and spent $1.9 million as the cash component of consideration paid for acquisitions.

As of December 31, 2006, our principal sources of liquidity consisted of cash, cash equivalents and short-term investments of $16.0 million.

Operating Activities

Our cash flows from operating activities are significantly influenced by our investments in personnel and infrastructure to support the anticipated growth in our business, increases in the number of customers using our products and the amount and timing of payments made by these customers.

We generated approximately $10.9 million of net cash from operating activities during 2006. The significant components of cash flows from operations were net income of $5.7 million, $4.3 million in non-cash depreciation and amortization expenses, a $1.4 million increase in accounts payable and accrued expenses and a $3.1 million increase in amounts collected from customers in advance of when we recognize revenues as a result of our growing customer base, offset by a $3.9 million increase in accounts receivable.

We generated $4.3 million of net cash from operating activities during 2005. The significant components of cash flows from operations were a $6.4 million increase in amounts collected from customers in advance of when we recognized revenues as a result of our growing customer base, and $5.1 million in non-cash depreciation and amortization expenses. These items were partially offset by a $3.5 million net increase in accounts receivable related to our larger customer base, a net loss of $4.4 million and other uses of cash in operations.

We generated $1.9 million of net cash from operating activities in 2004. The significant components of cash flows from operations were a $0.6 million increase in amounts collected from customers in advance of when we recognized revenues as a result of our growing customer base, a $1.7 million net increase in accounts payable and accrued expenses due to the timing of payments to our vendors when compared to the same period in 2003 and $2.7 million in non-cash depreciation and amortization expenses. These items were partially offset by a $0.7 million net increase in accounts receivable due to our larger customer base, a net loss of $3.2 million and other uses of cash in operations.

Investing Activities

Our primary investing activities have consisted of purchases of computer network equipment to support our Internet user panel and maintenance of our database, furniture and equipment to support our operations, and payments related to the acquisition of several companies. As our customer base continues to expand, we expect purchases of technical infrastructure equipment to grow in absolute dollars. The extent of these investments will be affected by our ability to expand relationships with existing customers, grow our customer base, introduce new digital formats and increase our international presence.

We used $9.6 million of net cash in investing activities during 2006, a net $7.0 million of which was used to purchase short-term investments, $2.3 million of which was used to purchase property and equipment and $0.3 million of which was used to pay contingent considerations associated with our Q2 and SurveySite acquisitions. We used $2.5 million of net cash in investing activities during 2005, of which $1.1 million was used to purchase property and equipment, $0.9 million was used as part of the acquisition of SurveySite and $0.3 million was used to pay contingent consideration associated with the Q2 acquisition. In 2004, we used $1.3 million of net cash in investing activities, $1.2 million of which was used to purchase property and equipment and $0.9 million of which was used as part of the consideration for the acquisition of Q2, partially offset by $0.8 million in net proceeds from the sale of short-term investments.

We expect to achieve greater economies of scale and operating leverage as we expand our customer base and utilize our Internet user panel and technical infrastructure more efficiently. While we anticipate that it will be necessary for us to continue to invest in our Internet user panel, technical infrastructure and technical personnel to support the combination of an increased customer base, new products, international expansion and new digital market intelligence formats, we believe that these investment requirements will be less than the revenue growth generated by these actions. This should result in a lower rate of growth in our capital expenditures to support our technical infrastructure. In any given period, the timing of our incremental capital expenditure requirements could impact our cost of revenues, both in absolute dollars and as a percentage of revenues.

Financing Activities

Our primary financing activities since 2004 have consisted of financings to fund the acquisition of capital assets. We entered into an equipment lease agreement with GE Capital in 2003 and a line of credit agreement with GE Capital in 2005 to finance the purchase of hardware and other computer equipment to support our business growth. These borrowings were secured by a senior security interest in the equipment acquired under the facility. In December 2006, we entered into an equipment lease agreement with Banc of America Leasing & Capital, LLC to finance the purchase of new hardware and other computer equipment as we continue to expand our technology infrastructure in support of our business growth. This agreement includes a $5 million line of credit available through December 31, 2007. Through December 31, 2006, we used this credit facility to establish an equipment lease for the amount of approximately $2.9 million. The base term for this lease is three years and includes a small charge in the event of prepayment.

We used $1.4 million of net cash in financing activities during 2006. We used $1.6 million to make payments on our capital lease obligations partially offset by $241,000 in proceeds from the exercise of our common stock options.

We used $1.1 million of net cash from financing activities during 2005. We used $1.2 million to make payments on our capital lease obligations partially offset by $136,000 in proceeds from the exercise of our common stock options.

In 2004, we used approximately $1.0 million of cash in financing activities. Substantially all of the use of this cash resulted from payments on our capital lease obligations.

We do not have any special purpose entities, and other than operating leases for office space, described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations and Known Future Cash Requirements

Set forth below is information concerning our known contractual obligations as of December 31, 2006 that are fixed and determinable.

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Capital lease obligations	$4,418	$1,986	$2,432	—	—
Operating lease obligations	5,058	2,009	2,063	760	226

Total	$9,476	$3,995	$4,495	$760	$226

Our principal lease commitments consist of obligations under leases for office space and computer and telecommunications equipment. We finance the purchase of some of our computer equipment under a capital lease arrangement over a period of 36 months. Our purchase obligations relate to outstanding orders to purchase computer equipment and are typically small; they do not materially impact our overall liquidity.

We currently have a line of credit for up to $5.0 million available to us until December 31, 2007. We have used $2.9 million of such line of credit to establish an equipment lease for the amount of approximately $2.9 million bearing interest at a rate of 7.75% per annum.

Future Capital Requirements

We believe that our existing cash, cash equivalents, and short-term investments and operating cash flow, will be sufficient to meet our projected operating and capital expenditure requirements for at least the next twelve months. In addition, we expect that the net proceeds from this offering will provide us with the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering, combined with existing cash, cash equivalents, short-term investments and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing stockholders may occur.

For the ninety-day period beginning July 28, 2007, the former shareholder of Q2 has the right to sell its 1,060,000 shares back to us for an aggregate price of $2.65 million, or $2.50 per share. For the ninety-day period beginning January 1, 2008, the former shareholders of SurveySite have the right to sell their 678,172 shares back to us for an aggregate price of approximately $1.8 million, or $2.67 per share.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We do not hold or issue financial instruments for trading purposes or have any derivative financial instruments. To date, most payments made under our contracts are denominated in U.S. dollars and we have not experienced material gains or losses as a result of transactions denominated in foreign currencies. As of December 31, 2006, our cash reserves were maintained in money market investment accounts and fixed income securities totaling $16.0 million. These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. We have the ability to hold our fixed income investments until maturity and, therefore, we would not expect to experience any material adverse impact in income or cash flow.

Foreign Currency Risk

A portion of our revenues is derived from transactions denominated in U.S. dollars, even though we maintain sales and business operations in foreign countries. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations, but we believe this exposure to be immaterial at this time. As such, we do not currently engage in any transactions that hedge foreign currency exchange rate risk. As we grow our international operations, our exposure to foreign currency risk could become more significant.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for income taxes by prescribing that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax provisions that meet the more-likely-than-not recognition threshold should be measured as the largest amount of tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statement. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition, and explicitly excludes income taxes from the scope of SFAS No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently assessing the effect of FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The purpose of this statement is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for us as of January 1, 2008 and are applied prospectively. We are currently evaluating the potential impact of adopting this new guidance on our results of operations and financial position.

BUSINESS

Overview

We provide a leading digital marketing intelligence platform that helps our customers make better-informed business decisions and implement more effective digital business strategies. Our products and solutions offer our customers deep insights into consumer behavior, including objective, detailed information regarding usage of their online properties and those of their competitors, coupled with information on consumer demographic characteristics, attitudes, lifestyles and offline behavior.

Our digital marketing intelligence platform is comprised of proprietary databases and a computational infrastructure that measures, analyzes and reports on digital activity. The foundation of our platform is data collected from our comScore panel of more than two million Internet users worldwide who have granted us explicit permission to confidentially measure their Internet usage patterns, online and certain offline buying behavior and other activities. By applying advanced statistical methodologies to our panel data, we project consumers’ online behavior for the total online population and a wide variety of user categories.

We deliver our digital marketing intelligence through our comScore Media Metrix product family and through comScore Marketing Solutions. Media Metrix delivers digital media intelligence by providing an independent, third-party measurement of the size, behavior and characteristics of Web site and online advertising network audiences among home, work and university Internet users as well as insight into the effectiveness of online advertising. Our Marketing Solutions products combine the proprietary information gathered from the comScore panel with the vertical industry expertise of comScore analysts to deliver digital marketing intelligence, including the measurement of online advertising effectiveness, customized for specific industries. We typically deliver our Media Metrix products electronically in the form of weekly, monthly or quarterly reports. Customers can access current and historical Media Metrix data and analyze these data anytime online. Our Marketing Solutions products are typically delivered on a monthly, quarterly or ad hoc basis through electronic reports and analyses.

Industry Background

Growth of Digital Commerce, Content, Advertising and Communications

The Internet is a global digital medium for commerce, content, advertising and communications. According to IDC, the number of global Internet users is projected to grow from approximately 968 million in 2005 to over 1.7 billion in 2010. As the online population continues to grow, the Internet is increasingly becoming a tool for research and commerce and for distributing and consuming media. According to IDC, the global business-to-consumer eCommerce market is projected to grow from $411 billion in 2005 to $1 trillion in 2010. According to Jupiter Research, over 80% of online users in the United States research offline purchases using the Internet, making the Internet an important channel for both online and offline merchants. Consumers are also using the Internet to access an increasing amount of digital content across media formats including video, music, text and games. According to IDC, the domestic markets for online video and music consumption are projected to reach over $1.7 billion and over $3.3 billion, respectively, in 2010.

As consumers increasingly use the Internet to research and make purchases and to consume digital media, advertisers are shifting more of their marketing budgets to digital channels. According to the Internet Advertising Bureau and PriceWaterhouseCoopers, domestic online advertising spending, including search advertising, grew to $16.8 billion in 2006, an increase of 34% over 2005. Despite the size and growth of the digital marketing sector, the shift of traditional advertising spending to the Internet has yet to match the rate of consumption of online media. According to Forrester Research, digital advertising represented only 6% of the total United States advertising market in 2004 despite consumers spending 16% of their available media time online. As advertisers spend more of their marketing budgets to reach Internet users, we believe that digital marketing will continue to grow.

In addition to the growth in online commerce, content and marketing, a number of new digital technologies and devices are emerging that enable users to access content and communicate in new ways.

Internet-enabled mobile phones allow users to access digital content such as games, music, video and news on their mobile devices through a wireless connection to the Internet. According to IDC, the worldwide number of shipments of converged mobile devices is projected to grow from 57 million in 2005 to 261 million in 2010, representing compounded annual growth of 36% over that period. Other digital communications technologies such as voice over Internet protocol (VoIP) utilize the Internet network infrastructure to enable efficient and cost-effective personal communications such as chat and VoIP-based telephony. According to Infonetics, the worldwide number of VoIP subscribers is projected to grow from 24.5 million in 2005 to 140.7 million in 2009. Delivery of digital television services over a network infrastructure using Internet Protocol, or IPTV, has a number of advantages over conventional television, including two-way communications, digital content and features, and interactivity. According to Infonetics, the worldwide number of IPTV subscribers is projected to grow from 2.4 million in 2005 to 68.9 million in 2009. We believe these and other new digital media and communications devices and services offer a similar opportunity as the Internet for us to measure and analyze user behavior.

Importance of Digital Marketing Intelligence

The interactive nature of digital media such as the Internet enables businesses to access a wealth of user information that was virtually unavailable through offline audience measurement and marketing intelligence techniques. Digital media provide businesses with the opportunity to measure detailed user activity, such as how users interact with Web page content; to assess how users respond to online marketing, such as which online ads users click on to pursue a transaction; and to analyze how audiences and user behavior compare across various Web sites. This type of detailed user data can be combined with demographic, attitudinal and transactional information to develop a deeper understanding of user behavior, attributes and preferences. Unlike offline media such as television and radio, which generally only allow for the passive measurement of relative audience size, digital media enable businesses to actively understand the link between digital content, advertising and user behavior.

We believe that the growth in the online and digital media markets for digital commerce, content, advertising and communications creates an unprecedented opportunity for businesses to acquire a deeper understanding of both their customers and their competitive market position. Businesses can use accurate, relevant and objective digital marketing intelligence to develop and validate key strategies and improve performance. For example, with a deep understanding of the size, demographic composition and other characteristics of its audience, an online content provider can better communicate the value of its audience to potential advertisers. With detailed metrics on the effectiveness of an online advertising campaign and how that campaign influences online and offline purchasing behavior, a business can refine its marketing initiatives. With insight into market share and customer behavior and preferences, a business can understand not only how its digital business is performing relative to its competitors but also the drivers behind such performance. Moreover, by using the appropriate digital marketing intelligence, businesses can refine their digital content, commerce, advertising and communications initiatives to enhance the effectiveness and return on investment of their marketing spending, enabling them to build more successful businesses.

Challenges in Providing Digital Marketing Intelligence

While the interactive and dynamic nature of digital markets creates the opportunity for businesses to gain deep insights into user behavior and competitive standing, there are a number of issues unique to the Internet that make it challenging for companies to provide digital marketing intelligence. Compared to offline media such as television or radio, the markets for digital media are significantly more fragmented, complex and dynamic. As of December 2006, we believe that there were more than 17,000 and 25,000 U.S. and global Web sites, respectively, that each receive more than 30,000 unique visitors per month, as compared to only a few hundred channels typically available with standard digital cable or satellite television and broadcast or satellite radio. The complexities of online user activity and the breadth of digital content and advertising make providing digital marketing intelligence a technically challenging and highly data-intensive process.

Digital media continues to develop at a rapid pace and includes numerous formats such as textual content, streaming and downloadable video and music, instant messaging, VoIP telephony, online gaming and email.

Digital advertising also includes multiple formats such as display, search, rich media and video. Detailed user activity such as viewing, clicking or downloading various components of a Web page across digital media or interacting with various advertising formats creates a substantial amount of data that must be captured on a continuous basis. The data must also be cleansed for quality, relevancy and privacy protection and be organized to enable companies to obtain relevant digital marketing intelligence. This capture of audience data can prove extremely challenging when it involves millions of Internet users with varying demographic characteristics accessing tens of thousands of Web sites across diverse geographies. In addition, the ongoing development of digital media programming languages and technologies contributes to the challenge of accurately measuring user activity. For example, online publishers and advertisers have recently started to use Asynchronous JavaScript and XML, or AJAX, a development technique that allows Web applications to quickly make incremental updates without having to refresh the entire Web page. Prior to AJAX, marketers relied heavily on page view statistics to plan and evaluate their online media spending programs. With AJAX, we believe marketers are beginning to question the definition of, and need for, page views, and are seeking alternative metrics for measuring the usage and effectiveness of online media. To maintain their relevance, audience and media measurement technologies must keep pace with the continued evolution and increasing complexity of digital media.

Need for Accuracy and Reliability.  Relevant digital marketing intelligence requires access to accurate and reliable global data that measure online user activity. Existing data collection methodologies, including those that rely on third party sources, surveys or panels, face significant challenges and limitations. Survey or panel methodologies must measure a sufficiently large and representative sample size of Internet users to accurately capture data that is statistically projectable to the broader Internet population. In addition, the international composition of Internet audiences requires a geographically dispersed sample to accurately capture global digital activity. Digital marketing intelligence that depends on third-party sources to obtain Internet audience usage data has the potential to be biased, may be constrained by the data that the third party is capable of capturing, and may be limited in its application. For example, a solution that relies on data supplied by an Internet service provider, or ISP, may show a bias toward the demographic composition or other characteristics of that ISP’s users. We believe that a meaningful digital media sourcing methodology must be based on data sourced from a large, representative global sample of online users that can be parsed, enhanced, mined and analyzed; must evolve rapidly and be flexible to adapt to changing technologies; and must be able to provide actionable digital marketing intelligence that can be used to improve business decision-making.

Need for Third-Party Objectivity.  We believe that the availability of objective third-party data that measure digital audience size, behavior, demographic and attitudinal characteristics represents a key factor in the continued growth of digital content, advertising and commerce. This is similar to offline media markets, such as television and radio, whose development was significantly enhanced by the introduction of third-party audience measurement ratings that provided a basis for the pricing of advertising in those media. As the buying and selling of online advertising continues to grow, we believe that companies on both sides of the advertising transaction will increasingly seek third-party marketing intelligence to assess the value and effectiveness of digital media. In addition, as advertisers work with Web site publishers to target online advertising campaigns to reach a specific demographic or behavioral user profile, the need for objective audience and user information, unbiased by either party to the transaction, will become increasingly important.

Need for Competitive Information.  In addition to the scope, complexity and rapid evolution of online digital media, the lack of data on competitors makes it difficult for companies to gain a comprehensive view of user behavior beyond their own digital businesses. While products and tools exist that enable companies to understand user activity on their own Web sites, these products are unable to provide a view of digital audience activity on other Web sites or offline. In order for publishers, marketers, merchants and service providers to benefit from accurate and comprehensive digital marketing intelligence they need to understand user activity on Web sites across the Internet and how online consumer behavior translates into offline actions.

The comScore Digital Marketing Intelligence Platform

We provide a leading digital marketing intelligence platform that enables our customers to devise and implement more effective digital business strategies. Our platform is comprised of proprietary databases and a computational infrastructure that measures, analyzes and reports digital activity from our global panel of more than two million Internet users. We offer our customers deep insights into consumer behavior on their own online properties and those of their competitors, including objective, detailed information on users’ demographic characteristics, attitudes, lifestyles and multi-channel buying activity. We also provide industry-specific metrics to our customers.

We deliver our digital marketing intelligence through our comScore Media Metrix product family and through comScore Marketing Solutions. Media Metrix provides intelligence on digital media usage, including a measurement of the size, behavior and characteristics of the audiences for individual Web sites and advertising networks within the global home, work and university Internet user populations as well as insight into the effectiveness of online advertising. Our Marketing Solutions products combine the proprietary information gathered from our user panel with the vertical industry expertise of comScore analysts to deliver digital marketing intelligence customized for specific industries. Media Metrix and Marketing Solutions products are typically delivered electronically in the form of periodic reports, through customized analyses or are generally available online via a user interface on the comScore Web site.

Key attributes of our platform include:

•	Panel of global Internet users. Our ability to provide digital marketing intelligence is based on information continuously gathered from a broad cross-section of more than two million Internet users worldwide who have granted us explicit permission to confidentially measure their Internet usage patterns, online and certain offline buying behavior and other activities. Through our proprietary technology, we measure detailed Internet audience activity across the spectrum of digital content and marketing channels. Many comScore panelists also participate in online survey research that captures and integrates demographic, attitudinal, lifestyle and product preference information with Internet behavior data. The global nature of our Internet panel enables us to provide digital marketing intelligence for over 30 individual countries. Our global capability is valuable to companies based in international markets as well as to multi-national companies that want to better understand their global Internet audiences and the effectiveness of their global digital business initiatives.

•	Scalable technology infrastructure. We developed our databases and computational infrastructure to support the growth in online activity among our global Internet panel and the increasing complexity of digital content formats, advertising channels and communication applications. The design of our technology infrastructure is based on distributed processing and data capture environments that allow for the collection and organization of vast amounts of data on online activity, including usage of proprietary networks such as AOL, instant messaging and audio and video streaming. Our database infrastructure currently captures approximately 182 million Web pages and 4.5 billion URL records each week from our global Internet panel, resulting in over 28 terabytes of data collected by our platform each month. We believe that our efficient and scalable technology infrastructure allows us to operate and expand our data collection infrastructure on a cost-effective basis. In recognition of the scale of our data collection and warehousing technology, we have received multiple awards, including the 2003, 2004 and 2005 Winter Corporation Grand Prize for Database Size on a Windows NT Platform.

Benefits of our platform include:

•	Advanced digital marketing intelligence. We use our proprietary technology to compile vast amounts of data on Internet user activity and to organize the data into discrete, measurable elements that can be used to provide actionable insights to our customers. We believe that our digital marketing intelligence platform enables companies to gain a deeper understanding of their digital audiences, which allows them to better assess and improve their company and product-specific competitive position. Because our marketing intelligence is based on a large sample of global Internet users and can incorporate multi-channel transactional data, we are able to provide companies with an enhanced understanding of digital audience activity beyond their own Web sites and the ability to better assess the link between digital marketing and offline user activity. Digital content providers, marketers, advertising agencies, merchants and service providers can use the insights our platform provides to craft improved marketing campaigns and strategies and to measure the effectiveness and return on investment of their digital initiatives.

•	Objective third-party resource for digital marketing intelligence. We are an independent company that is not affiliated with the digital businesses we measure and analyze, allowing us to serve as an objective third-party provider of digital marketing intelligence. Because businesses use our data to plan and evaluate the purchase and sale of online advertising and to measure the effectiveness of digital marketing, it is important that we provide unbiased data, marketing intelligence, reports and analyses. We deploy advanced statistical methodologies in building and maintaining the comScore global Internet user panel and utilize proven data capture, and computational practices in collecting, statistically projecting, aggregating and analyzing information regarding online user activity. We believe that our approach ensures that the insights we provide are as objective as possible and allows us to deliver products and services that are of value to our customers in their key business decision-making. We believe that the media industry views us as a highly recognized and credible resource for digital marketing intelligence. For example, between March 1 and December 31, 2006, our information on digital activity was cited more than 16,500 times by third-party media outlets, an average of approximately 55 citations per day. Our data are regularly cited by well-known media outlets such as the Associated Press, Reuters, Bloomberg, CNBC, The New York Times and The Wall Street Journal. Moreover, many of the leading Wall Street investment banks also purchase and cite our data in their published research reports prepared by financial analysts that cover Internet businesses.

•	Vertical industry expertise. We have developed expertise across a variety of industries to provide digital marketing intelligence specifically tailored to the needs of our customers operating in specific industry sectors. We have dedicated personnel to address the automotive, consumer packaged goods, entertainment, financial services, media, pharmaceutical, retail, technology, telecommunications and travel sectors. We believe that companies across different industries have distinct information and marketing intelligence needs related to understanding their digital audiences and buyers, evaluating marketing initiatives and understanding company or product-specific competitive position. For example, a pharmaceutical company may want to understand how online research by consumers influences new prescriptions for a particular drug, while a financial services company may want to assess the effectiveness of its online advertising campaigns in signing up new consumers and how this compares to the efforts of its competitors. By working with companies in various industries over the course of multiple years, we have developed industry-specific applications of our data and our client service representatives have developed industry-specific knowledge and expertise that allow us to deliver relevant and meaningful marketing insight to our customers.

•	Ease of use and functionality. The comScore digital marketing intelligence platform is designed to be easy to use by our customers. Our Media Metrix products are available through the Internet using a standard browser. Media Metrix customers can also run customized reports and refine their analyses using an intuitive interface available on our Web site. Our Marketing Solutions products are available either through the Internet or by using standard software applications such as Microsoft Excel, Microsoft PowerPoint or SPSS analytical software. Our customers do not need to install additional hardware or complex software to access and use our products.

Strategy

Our objective is to be the leading provider of global digital marketing intelligence products. We plan to pursue our objective through internal initiatives and, potentially, through acquisitions and other investments. The principal elements of our strategy are to:

•	Deepen relationships with current customers. We intend to work closely with our customers to enable them to continuously enhance the value they obtain from our digital marketing intelligence platform. Many of our customers are Fortune 1000 companies that deploy multiple marketing initiatives, and we believe many of our customers would benefit from more extensive use of our product offerings to gain additional insights into their key digital initiatives. We will work to develop and expand our customer relationships to increase our customers’ use of our digital marketing intelligence platform.

•	Grow our customer base. As the digital media, commerce, marketing and communications sectors continue to grow, we believe the demand for digital marketing intelligence products will increase. To meet this increase in market demand, we intend to invest in sales, marketing and account management initiatives in an effort to expand our customer base. We intend to offer both general and industry-specific digital marketing products that deliver value to a wide range of potential customers in current and new industry verticals.

•	Expand our digital marketing intelligence platform. We expect to continue to increase our product offerings through our digital marketing intelligence platform. As digital markets become more complex, we believe that companies will require new information and insights to measure, understand and evaluate their digital business initiatives. We intend to develop new applications that leverage our digital marketing intelligence platform to be able to provide the most timely and relevant information to our customers. For example, in 2003 we were one of the first companies to offer data, analysis and reports on the fast-growing Internet search market.

•	Address emerging digital media. The extension of digital media and communications to include new formats such as VoIP, IP television, content for mobile phones and next generation gaming consoles creates new opportunities to measure and analyze emerging digital media. We intend to extend our digital marketing platform to capture, measure and analyze user activity in these emerging digital media and communications formats.

•	Extend technology leadership. We believe that the scalability and functionality of our database and computational infrastructure provide us with a competitive advantage in the digital media intelligence market. Accordingly, we intend to continue to invest in research and development to extend our technology leadership. We intend to continue to enhance our technology platform to improve scalability, performance and cost effectiveness and to expand our product offerings.

•	Build brand awareness through media exposure. Our digital media, commerce and marketing information is frequently cited by media outlets. In addition, we proactively provide them with data and insights that we believe may be relevant to their news reports and articles. We believe that media coverage increases awareness and credibility of the comScore and Media Metrix brands and supplements our marketing efforts. We intend to continue to work with media outlets, including news distributors, newspapers, magazines, television networks, radio stations and online publishers, to increase their use of comScore data in content that discusses digital sector activity.

•	Grow internationally. While we are currently in the early stages of providing customers with international services, we believe that a significant opportunity exists to provide our product offerings to multi-national and international companies. Approximately half of the existing comScore Internet user panel resides outside of the United States. In July 2006, we launched World Metrix, a product that measures global digital media usage. World Metrix is based on a sample of online users from countries that comprise approximately 95% of the global Internet population. We plan to expand our sales and marketing and account management presence outside the U.S. as we provide a broader array of digital marketing intelligence products that are tailored to local country markets as well as the global marketplace.

Our Product Offerings

We deliver our digital marketing intelligence through our comScore Media Metrix product family and through comScore Marketing Solutions.

comScore Media Metrix

Media Metrix provides its subscribers, consisting primarily of publishers, marketers, advertising agencies and advertising networks, with intelligence on digital media usage and a measurement of the size, behavior and characteristics of the audiences for Web sites and advertising networks among home, work and university Internet populations. Media Metrix also provides insights into the effectiveness of online advertising. Media Metrix data can be used to accurately identify and target key online audiences, evaluate the effectiveness of digital marketing and commerce initiatives, support the selling of online advertising by publishers, and to identify and exploit relative competitive standing. The vast majority of our Media Metrix subscribers access selected reports and analyses through the MyMetrix user interface on our Web site.

Our flagship product, Media Metrix 2.0, details the online activity and site visitation behavior of Internet users, including use of proprietary networks such as AOL, instant messaging, audio and video streaming, and other digital applications. Our customers subscribe to ongoing access to our digital marketing intelligence reports and analyses, including:

•	comprehensive reports detailing online behavior for home, work and university audiences;

•	demographic characteristics of visitors to Web sites and properties;

•	buying power metrics that profile Web site audiences based on their online buying behavior;

•	detailed measurement and reporting of online behavior for over 30 countries and over 100 U.S. local markets;

•	measurement of key ethnic segments, including the online Hispanic population; and

•	reach and frequency metrics for online advertising campaigns that show the percent of a target audience reached and the frequency of exposure to advertising messages.

A representative MyMetrix screenshot, detailing the most visited online properties in the United States for December 2006, is shown on the following page.

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KEY MEASURES REPORT
TOP 100 PROPERTIES [UNDUP.]

Geography: United States
Location: All Locations
Time Period: December 2006
Target: Total Audience
Media: Top 100 Properties (Undup.)
Report Generated: 3/5/2007

MyMetrix
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Items 1 to 100 of 100 First | Prev | Next | Last	Total Unique Visitors (000)	% Reach	Average Daily Visitors (000)	Total Minutes (MM)	Average Minutes per Usage Day	Total Pages Viewed (MM)	Total Pages per Usage Day	Average Usage Days per Visitor	Average Minutes per Visitor	Average Pages per Visitor	Buying Power Index (BPI)
Total Internet : Total Audience	174,199	100.0	121,389	307,442	81.7	451,044	119.9	21.6	1,764.9	2,589	100
Top 100 Properties	N/A	N/A	...	...	...	...	...	...	...	...	...
1 Yahoo! Sites	131,433	75.5	49,859	40,704	28.3	35,827	23.2	11.8	309.7	273	115
2 Time Warner Network	120,980	69.4	38,796	31,764	28.4	16,800	13.8	9.9	262.6	137	117
3 Microsoft Sites	118,508	68.0	35,425	20,247	18.4	17,988	16.4	9.4	173.8	154	125
4 Google Sites	112,846	64.8	31,439	7,888	8.1	13,387	13.7	8.8	69.9	119	127
5 eBay	84,266	48.4	12,733	6,493	18.4	11,048	28.0	4.7	77.1	131	152
6 Fox Interactive Media	73,273	42.1	19,504	14,881	24.8	41,450	66.6	8.3	203.1	566	114
7 Amazon Sites	56,766	32.6	5,288	1,222	7.4	2,083	12.6	2.9	21.5	36	181
8 Ask Network	55,572	31.9	6,858	987	4.8	1,711	8.3	3.7	17.8	31	128
9 Wal-Mart	44,120	25.3	3,412	802	7.8	1,443	13.6	2.4	18.2	33	179
10 Viacom Digital	40,042	23.0	4,233	2,380	18.1	3,527	26.9	3.3	59.4	88	108
11 Apple Computer, Inc.	39,416	22.6	4,801	624	4.2	702	4.7	3.8	15.8	18	131
12 New York Times Digital	39,242	22.5	3,135	503	5.2	481	4.9	2.5	12.8	12	162
13 Wikipedia Sites	38,585	22.2	3,053	501	5.3	579	6.1	2.5	13.0	15	145
14 Verizon Communications Corporation	34,481	19.8	3,166	653	6.7	1,153	11.7	2.8	18.9	33	161
15 Target Corporation	34,328	19.7	2,302	428	6.0	787	11.2	2.1	12.4	23	198
16 Weather Channel, The	32,608	18.7	8,721	308	1.1	599	2.2	8.3	9.4	18	169
17 CNET Networks	31,989	18.4	2,624	633	8.1	644	8.2	2.4	19.8	20	142
18 Adobe Sites	25,851	14.8	1,209	83	2.2	83	2.2	1.5	3.2	3	138
19 Gorilla Nation	25,449	14.6	1,908	302	5.1	427	7.2	2.3	11.9	17	127
20 Disney Online	25,049	14.4	2,379	1,148	15.6	1,087	14.5	2.8	45.8	43	132
21 Best Buy Sites	24,674	14.2	1,588	297	6.1	528	10.9	2.0	12.0	21	217
22 AT&T, Inc.	23,833	13.7	1,843	431	7.5	856	15.0	2.4	18.1	36	153
23 United Online, Inc	23,280	13.4	3,592	617	5.5	1,291	11.6	4.8	26.5	55	125
24 CBS Corporation	23,164	13.3	2,449	640	8.4	740	9.7	3.3	27.6	32	169
25 Monster Worldwide	23,076	13.2	1,741	341	6.3	492	9.1	2.3	14.8	21	117
26 Shopzilla.com Sites	22,802	13.1	1,213	73	1.9	175	4.7	1.6	3.2	8	216
27 Bank of America	22,674	13.0	3,702	889	7.7	1,224	10.7	5.1	39.2	54	156
28 Lycos, Inc.	22,598	13.0	1,348	173	4.1	312	7.5	1.8	7.6	14	125
29 Sears Sites	22,229	12.8	1,337	248	6.0	576	13.9	1.9	11.2	26	230
30 Real.com Network	20,863	11.9	1,899	270	5.1	414	7.9	2.5	13.1	20	114
31 Expedia Inc	19,429	11.2	1,546	245	5.1	493	10.3	2.5	12.6	25	242
32 FACEBOOK.COM	19,105	11.0	4,809	2,874	18.9	9,084	59.7	7.9	150.4	474	99
33 OVERSTOCK.COM	18,874	10.8	1,498	123	2.7	552	11.9	2.5	6.5	29	258
34 Comcast Corporation	18,716	10.7	4,283	1,665	12.8	2,891	21.4	7.1	89.0	151	131
35 Gannett Sites	18,167	10.4	2,036	355	5.8	429	6.8	3.5	19.5	24	180
36 UPS Sites	17,386	10.0	1,843	291	5.1	365	6.4	3.3	16.7	21	330
37 ESPN	17,095	9.8	2,392	601	8.1	960	12.9	4.3	35.2	56	147
38 Circuit City Stores, Inc.	16,960	9.7	1,076	192	5.8	334	10.0	2.0	11.3	20	229
39 JCPenney Sites	16,863	9.7	1,038	322	10.0	766	23.8	1.9	19.0	45	232
40 Photobucket.com LLC	16,735	9.6	1,670	313	6.0	755	14.6	3.1	18.7	45	105
41 WhitePages	16,666	9.6	1,126	161	4.6	257	7.4	2.1	9.7	15	160
42 E.W.Scripps	16,235	9.3	1,282	609	15.3	439	11.1	2.4	37.5	27	211
43 Yellowpages.com Network	16,169	9.3	1,032	93	2.9	136	4.2	2.0	5.7	8	182
44 NFL Internet Group	16,051	9.2	1,687	470	8.9	544	10.3	3.3	29.3	34	164
45 Weatherbug Property	16,006	9.2	4,359	996	7.4	631	4.7	8.4	62.2	39	94
46 USPS.COM	15,922	9.1	1,179	166	4.6	290	7.9	2.3	10.5	18	266
47 ARTISTdirect Network	15,484	8.9	1,049	133	4.1	218	6.7	2.1	8.6	14	100
48 EA Online	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

In addition to our core offering, customers can subscribe to the following additional products in the Media Metrix product family:

Plan Metrix.  Plan Metrix is a product that combines the continuously and passively observed Internet behavior provided by Media Metrix with comprehensive attitude, lifestyle and product usage data collected through online surveys of our U.S. Internet user panel. Plan Metrix provides advertising agencies, advertisers and publishers with multiple views of Web site audiences including their online behavior, demographics, lifestyles, attitudes, technology product ownership, product purchases and offline media usage. These data are used in the design and evaluation of online marketing campaigns. For example, an online auto retailer could use Plan Metrix to help understand which Web sites a prospective automobile purchaser is most likely to visit prior to making a purchase decision.

World Metrix.  We provide insights into worldwide Internet activity through our World Metrix product, which delivers aggregate information about the behavior of online users on a global basis, for approximately 30 individual countries and for regional aggregations such as Latin America, Europe and Asia Pacific. For example, a content publisher can understand its market share of the global Internet audience using our World Metrix product.

Video Metrix.  Video Metrix provides insights into the viewing of streaming video by U.S. Internet users. The product measures a wide range of video players and formats, including Windows Media, Flash, RealMedia and QuickTime. Video Metrix offers site-level measurement and audience ratings by demographics and time-of-day to assist agencies, advertisers and publishers in designing and implementing media plans that include streaming video. For example, an advertiser that is seeking to maximize the exposure of its streaming video ads to its target audience could use Video Metrix to help understand on which sites and at what times of the day its target audience is viewing the most streaming video.

Ad Metrix.  Available through the Media Metrix client interface, Ad Metrix provides advertisers, agencies and publishers with a variety of online advertising metrics relating to impressions, or advertisements on a Web site that reach a target audience. Ad Metrix helps customers determine the impressions delivered by advertising campaigns across Web sites and online properties, including how many visitors are reached with advertisements and how often. In addition, Ad Metrix allows customers to determine the demographic profile of the advertising audience at a particular site, as well as how the volume of impressions changes over time on that site. The Ad Metrix data are consistent with offline media planning metrics such as GRPs, or gross rating points, which measure the percent of a target audience that is reached with an advertisement weighted by the number of exposures. For example, an advertiser might use Ad Metrix to plan the online portion of an advertising campaign for a sports product on sites that have previously successfully delivered advertising impressions to a target demographic audience. A publisher might use Ad Metrix data to measure its share of advertising impressions relative to competitive publishers. Ad Metrix was launched in early 2007 in beta format and we plan to commercially launch this product in the second quarter of 2007.

Some examples of Media Metrix digital marketing intelligence measurements and their customer uses are described in the following table.

Digital Marketing Intelligence Measurement	Examples of Customer Uses
Site Traffic & Usage Intensity	• rank Web sites based on online usage metrics such as unique visitors, page views or minutes of use
• drill-down to standard or customer-defined site subsets such as channels or sub-channels (such as Yahoo! Finance and Yahoo! Sports)
• analyze statistics over time such as trends in site visitors within demographic segments
• assess which Web site audiences are growing or declining, which sites are most attractive to particular demographic segments or which sites or digital applications have the highest level of usage
• identify the source of traffic to a particular Web site or channel within a site
Quantitative Consumer Information	• profile site users based on life-stage or offline behavior such as panelist-reported TV usage, car ownership, health conditions or offline purchases
• efficiently identify and target a particular user segment (e.g., people who say they are likely to buy a car in the next six months)
• quantify the audience overlap between different consumer segments or Web sites to identify the number of unique visitors reached
Online Buying Power	• quantify the propensity of a particular Web site’s audience to purchase certain categories of products (e.g., consumer electronics) online
Competitive Intelligence	• compare the standings of Web sites within particular content categories, such as finance or health information
• quantify audience size relative to competitors, including share of usage within a category and usage trends across competitors
• track major competitors, quantify their growth, and identify initiatives to promote growth and market share
Reach and Frequency	• identify and quantify the size of audiences reached by individual Web sites and determine how often they reach those audiences
• assist with the planning of online advertising campaigns that need to achieve specific reach or frequency objectives against a targeted audience across multiple Web sites
• design the most cost-effective media plans that can achieve campaign objectives for reach and frequency

comScore Marketing Solutions

comScore Marketing Solutions products use our global database, computational infrastructure and our staff of experienced analytical personnel to help customers design more effective marketing strategies that increase sales, reduce costs, deepen customer relationships and ultimately enhance a customer’s competitive position. We offer solutions tailored for specific industry verticals, including the automotive, consumer packaged goods, entertainment, financial services, media, pharmaceutical, retail, technology, telecommunications and travel sectors. Many of our Marketing Solutions products are delivered to subscribers on a recurring schedule such as monthly or quarterly. In some cases, we provide customized reports and analyses that combine our expertise with other proprietary information to address a specific customer need.

The core information products offered by comScore Marketing Solutions include:

Market Share Reports.  These reports track a company’s share of market as measured by industry-specific performance metrics. The metrics of choice vary by industry vertical, including as examples: share of online credit card spending for credit card issuers; share of online travel spending for travel companies; or share of subscribers for ISPs. In each case, market share reports provide an ongoing measurement of competitive performance and insight into the factors driving changes in market share.

Competitive Benchmark Reports.  These reports allow customers to compare themselves to competitors using various industry-specific metrics. For example, retailers may look at metrics such as the rate of conversion of site visitors to buyers, average order size or rate of repeat purchases among existing customers. Banks may focus on the percentage of bank customers using online bill payment services, or compare the effectiveness of customer acquisition programs as reflected by the percentage of leads they acquire that ultimately sign up for an online account. In each case, a customer may define and obtain best-of-category metrics and use them as a benchmark to monitor its business performance over time.

Loyalty and Retention Analysis.  These analyses provide an understanding of the extent to which consumers are also engaged with competitors, and identifies loyalty drivers to assist customers in capturing a higher share of the consumer’s wallet. For example, a travel company might quantify the potential business lost when consumers visit its site, do not complete a purchase but then visit a competing site to book a travel reservation. Retention or churn analyses quantify consumer losses to competitors and the key drivers of such losses. For example, a narrowband Internet service provider may track the rate of attrition among its customer base, identify which competitors are capturing those lost customers, and analyze the characteristics of the lost customers in order to gain insight into ways to improve retention.

Customer Satisfaction Reports.  These reports are based on panelist responses to survey questionnaires that ascertain the degree of satisfaction with various products or services offered to consumers. This information is often integrated with the online usage information that we collect from our panelists in order to identify which digital media usage activities affect customer satisfaction. For instance, a sports portal may use these reports to determine which features, such as participating in fantasy sports leagues or viewing streaming video clips, affect customer satisfaction and loyalty the most.

qSearch.  This product is a monthly scorecard of the search market that provides a comparison of search activity across portals and major search engines. It helps identify the reach of a search engine, the loyalty of its user base, the frequency of search queries, and the effectiveness of sponsored links displayed on search result pages in driving referrals to advertiser sites. qSearch is used by major search engines and advertising agencies in planning search campaigns.

Campaign Metrix.  This product provides detailed information about specific online advertising campaigns. These reports, available through a Web-based interface, describe for each advertising image, or “creative” within an advertising campaign, the size and demographic composition of the audience exposed to that particular advertisement, the average number of impressions delivered and other details regarding ad formats and ad sizes used in the campaign. An advertiser, agency or publisher could use Campaign Metrix to gain insight into the effectiveness of an online advertising campaign by examining the number of unique users exposed to the campaign, the number of times on average that a unique user was exposed to the campaign and whether the campaign reached the targeted audience demographic. This product was launched in February 2007 in beta format and we plan to commercially launch this product in the second quarter of 2007.

Internet Advertising Effectiveness Studies.  These studies provide an understanding of the effectiveness of particular advertising campaigns by measuring the online and offline behavior of a “target group” of comScore panelists, following their exposure to a particular advertisement, and comparing their behavior to that of a “control group” of comScore panelists who were not exposed to such advertisements. This type of a study allows a marketer to understand the impact of their advertising campaign and to estimate the return on their investment in online marketing.

Survey-Based Products.  These products leverage our ability to administer surveys to our panel members to obtain valuable information that can be seamlessly integrated with online behavioral data to provide our clients with additional insights into the drivers of consumer behavior.

Customers

As of December 31, 2006, we had 706 customers, including over 100 Fortune 1000 customers. Our customers include:

•	fifteen of the top twenty online properties, based on total unique visitors, as ranked by our Media Metrix database for the month of December 2006, including Microsoft, Yahoo!, AOL and Google;

•	ten of the top twenty U.S. Internet service providers, based on the number of subscribers as of the third quarter of 2006, as ranked by ISP Planet;

•	the top ten investment banks, based on 2006 revenues, as ranked by Dealogic;

•	97 advertising and media buying agencies;

•	five of the top six consumer banks, based on consolidated assets as of December 31, 2006, as ranked by the Federal Reserve System, National Information Center;

•	seven of the top ten pharmaceutical companies, based on 2005 worldwide sales, as ranked by IMS Health; and

•	seven of the top eight credit card issuers, based on total credit cards outstanding in 2006, as ranked by the 2006 Nilson Report.

One of our customers, Microsoft Corporation, accounted for 5% of our revenues in the year ended December 31, 2004, 14% of our revenues in the year ended December 31, 2005 and 12% of our revenues in the year ended December 31, 2006.

The following examples are provided as an illustration of the development and growth of our relationships with our customers:

•	Microsoft is a leading provider of software, services and solutions. Since 2001, Microsoft’s Internet division, MSN, has used our global panel data to better understand the needs of consumers, to help guide product planning strategies and to measure the impact of online marketing efforts, and has increased its use of our products in each subsequent year. Since 2004, MSN has purchased detailed Internet clickstream data patterns to study how consumers use MSN and competitive services, in order to better meet consumer needs. Since June 2005, MSN has used our qSearch product to measure and benchmark the behavior of consumers and competitors in the Internet search market. Since 2005, we have also provided MSN with advertising studies that it has used to measure the impact of MSN’s online marketing campaigns and demonstrate to clients the effectiveness of online advertising. In addition, since 1999, Microsoft has been a customer of SurveySite, a company that we acquired on December 31, 2004. comScore SurveySite provides Microsoft with insights about their customers, partners and employees by conducting online qualitative research and quantitative surveys, including ongoing customer satisfaction tracking programs. comScore SurveySite has been a Premier Vendor for Online Research to Microsoft since 2002. comScore SurveySite was also the winner of the 2005

Microsoft Vendor Program Excellence Award in Technology in recognition of its innovative SiteRecruit system. In 2006, comScore SurveySite was also named a Relationship Marketing Specialty Vendor, a designation shared by only five market research vendors worldwide. comScore SurveySite has worked across all of Microsoft’s principal business groups including Platform Products and Services, Business Products and Services and Entertainment and Devices.

•	Verizon Communications is a leader in delivering broadband and other wireline and wireless communication innovations to business, government and wholesale and retail customers. Since 2001, Verizon Communications has used comScore Marketing Solutions products to better understand the competitive landscape in the Internet access industry and trends in broadband offerings. Starting with the purchase of an ISP market share analysis for two specific markets, Verizon Communications now uses our data and analyses in over 40 markets to not only understand its competitive position in the industry, but also to determine the efficacy of its broadband product line and to help guide marketing strategies. Verizon Communications also uses other comScore Marketing Solutions products to obtain answers to a variety of other business issues.

•	Starcom USA is an independent operating unit of Starcom MediaVest Group, a global advertising and marketing agency. Starcom has been a customer of comScore’s Marketing Solutions products since 2004, when it purchased an analysis to quantify the impact of a Fortune 500 client’s online advertising on its share of consumer eCommerce spending during the 2003 holiday shopping season. In 2005, Starcom expanded the relationship to include comScore Marketing Solutions’ online survey capabilities. Since 2004, Starcom’s purchases of our products have expanded from purchasing surveys and holiday season eCommerce tracking to purchases covering almost the entire year. Starcom uses our digital market intelligence to analyze the impact of online advertising on its clients’ share of consumer eCommerce spending at a total Internet and product category level. Starcom also uses our marketing solutions brand accountability analyses that we generate from survey results from our global consumer Internet panel.

•	Yahoo! is a leading global Internet portal. Yahoo! became a customer when we acquired certain Media Metrix assets in 2002. Since then, Yahoo! has purchased additional Media Metrix products and in 2004 chose comScore as Yahoo!’s source of record for Internet audience measurement and search. Yahoo! has exclusively used Media Metrix for digital marketing intelligence in the U.S. since 2006. In 2002, our relationship with Yahoo! expanded with the launch of our qSearch product that tracks consumers’ use of various search engines. qSearch information is used by Yahoo! in numerous aspects of managing its search business, including product development, market share tracking, competitive analysis, ad effectiveness and executive reporting. Yahoo! also commissioned us to conduct several analyses that measured the degree to which offline sales and latent online sales (sales made days or weeks after the initial click-through) were impacted by search advertising. In late 2005 and throughout 2006, Yahoo! integrated our advertising effectiveness testing products into its suite of advertiser products, thereby enabling its advertisers to analyze campaign effectiveness by measuring a variety of different metrics including offline sales, surveyed branding and awareness, online site usage and trademark search activity. In 2006, we completed two significant studies for Yahoo! entitled “Close the Loop” — a study on the link between search and image advertising, and “Brand Advocates: The Impact of Search and Social Media on Branding.” We became a preferred provider of services to Yahoo! in 2006. In 2007, our relationship with Yahoo! grew with the addition of international and worldwide data and ongoing adoption of certain of our new syndicated and custom comScore digital marketing intelligence products.

Selling and Marketing

We sell the majority of our products through a direct sales force. Sales of the comScore Media Metrix product suite to new clients are managed by sales representatives assigned specifically to new business development. A separate group of account managers within our sales organization is assigned to manage, renew and increase sales to existing Media Metrix customers. The comScore Marketing Solutions sales organization is organized vertically by industry with account executives dedicated to selling into the automotive, consumer packaged goods, entertainment, financial services, media, pharmaceutical, retail, technology, telecommunications and travel sectors and other industries. Marketing Solutions account executives are tasked with both identifying and generating new business in specific verticals as well as servicing existing customers. Our sales and account representatives receive a base salary and are eligible for bonuses or commissions based on performance.

Our marketing communications staff is primarily focused on leveraging the use of comScore data and insights by the media and maximizing the number of times that comScore is cited as a source of information. We believe that the use of our data by general and industry-specific media outlets increases recognition of the comScore brand name and serves to help validate the value of the analyses and products we provide. In order to accomplish this goal, we seek to maintain relationships with key news distributors, publications, TV networks, reporters and other media outlets. We believe that the media views us as a highly recognized and credible resource for digital marketing intelligence. For example, between March 1 and December 31, 2006, comScore data were cited more than 16,500 times by third-party media outlets, an average of over 55 citations per day. Moreover, we are regularly cited by well-known news distributors, publications and TV networks such as the Associated Press, Reuters, Bloomberg, CNBC, The New York Times and The Wall Street Journal. We also target various industry conferences and tradeshows as part of our marketing efforts. These events are typically focused on a particular industry, allowing us to demonstrate to industry participants the value of our products to businesses in that industry.

Panel and Methodology

The foundation of our digital marketing intelligence platform is data collected from our comScore panel, which includes more than two million persons worldwide whose online behavior we have explicit permission to measure on a continuous, passive basis. We believe that our panel is one of the largest global panels of its kind, delivering a multi-faceted view of digital media usage and transactional activity as well as selected offline activity. By applying advanced statistical methodologies to our panel data, we project the behavior of the total online population.

We recruit our panel through a variety of online recruitment programs that have been tested and refined since our inception to ensure a diverse sample that sufficiently represents the broader global Internet population. In addition, in the United States we enlist a sub-sample of panelists through various offline recruiting methods. Participants in the comScore research panel receive a package of benefits that is designed to appeal to a broad variety of user categories. Examples of such benefits include, as of December 2006, free security applications such as server-based virus protection, encrypted file protection, encrypted network disk storage locations for user backups; free general purpose applications such as screensavers and games; sweepstakes; cash payments; and points that may be redeemed for prizes. Participants’ data and privacy are protected by defined privacy policies that safeguard personally-identifiable information. This combination of recruiting methods allows us to maintain a panel large enough to provide statistically representative samples in most demographic segments.

We continuously determine the size, demographics and other characteristics of the online population using enumeration surveys of tens of thousands of persons annually, whereby respondents are asked a variety of questions about their Internet use, as well as demographic and other descriptive questions about themselves and their households. The sample of participants in each enumeration survey is selected using a random recruiting methodology. The result is an up-to-date picture of the population to which the comScore sample is then projected. We use the results from the enumeration surveys to weight and statistically project the panel data to ensure that the projected data reflect the characteristics of the Internet population.

Privacy

We believe that a key factor differentiating our digital marketing intelligence is our ability to track and analyze online usage behavior using the data collected from our panel. Since the founding of our company, we have endeavored to undertake such data collection and analysis responsibly and only with consumer permission. Participation in our research panel is voluntary. Participants must consent to our privacy and data security practices before our software collects information on the user’s online activity. In addition, we provide panelists with multiple opportunities and methods to remove themselves from our panel. We limit the type of information that we collect by identifying and filtering certain personal information from the data collected. The collected data is secured using multiple layers of physical and digital security mechanisms. Moreover, we maintain a strict policy of not sharing panelists’ personally identifiable information with our customers. Understanding the sensitive nature of the data that we collect and analyze, each year we undergo an independent third-party audit of our privacy and data security practices by Ernst & Young, a leading digital-assurance firm. This audit involves a review of the disclosures we make and the consents obtained from our panelists, review of our data security practices, and testing of these practices, including attempts to penetrate our network and compromise our systems. Each year, since 2000, we have been certified as meeting the AICPA/CICA WebTrust criteria for online privacy.

Technology and Infrastructure

We have developed a proprietary system for the measurement of the activity of our global online panel. This system is continuously refined and developed to address the changing digital media landscape and to meet new customer business needs. The system is comprised of hundreds of servers that operate using software built on Microsoft and other technologies. Our technology infrastructure is operated in two third-party Tier-1 co-location facilities (one in Virginia and the other in Illinois). Our systems have multiple redundancies and are structured to ensure the continuation of business operations in the event of network failure or if one of our data centers has been rendered inoperable. As of December 31, 2006, our technology team (excluding employees devoted to research and development) was comprised of over 105 full-time employees (or full-time equivalents) working in four different geographic locations, who design, develop, maintain and operate our entire technology infrastructure. In addition, we have established a relationship with a third party firm for software development in an economically beneficial locale as a means to augment our technology efforts for discrete projects.

Our development efforts have spanned all aspects of our business. We have developed a data capture system that operates across our panelists’ computers in almost 200 countries and is used for the real-time capture of consumer Internet behavior. We have built a large scale, efficient and proprietary system for processing massive amounts of data. Typically our systems handle and process data in excess of 10 billion input records per month. Despite the scale of processing required, these data are generally available on a daily basis for our business use. We have also developed a highly efficient and scalable system for the extraction and tabulation of all online activities of our panelists. Likewise, we have created a highly scalable data warehousing environment that allows ready access and analysis of the data we collect. This system, based on Sybase IQ, was awarded the 2003, 2004 and 2005 Grand Prize for the largest Microsoft-based decision support warehouse by the Winter Corporation. In December 2006, we were recognized as a 2007 Technology Pioneer by the World Economic Forum. We believe our scalable and highly cost-effective systems and processing methods provide us with a significant competitive advantage.

Our customers access our digital marketing intelligence product offerings through a variety of methods including MyMetrix, our proprietary, Web-based analysis and reporting system, which in the month of December 2006 was used by 4,020 users to produce more than 170,000 reports.

Research and Development

Our research and development efforts focus on the enhancement of our existing products and the development of new products to meet our customers’ digital marketing intelligence needs across a broad range of industries and applications. Because of the rapidly growing and evolving use of the Internet and other digital mediums for commerce, content, advertising and communications, these efforts are critical to satisfying our customers’ demand for relevant digital marketing intelligence. As of December 31, 2006, we had approximately 82 full-time employees (or full-time equivalents) working on research and development activities (excluding employees on our technology team cited under “Technology and Infrastructure” above). In addition, we involve management and operations personnel in our research and development efforts. In

2006, 2005 and 2004, we spent $9.0 million, $7.4 million and $5.5 million, respectively, on research and development.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions together with confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We seek patent protection on inventions that we consider important to the development of our business. We control access to our proprietary technology and enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties.

Our success depends in part on our ability to develop patentable products and obtain, maintain and enforce patent and trade secret protection for our products, including successfully defending these patents against any third-party challenges, both in the United States and in other countries. We may be able to protect our technologies from unauthorized use by third parties to the extent that we own or have licensed valid and enforceable patents or trade secrets that cover them. However, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Currently, we own one issued U.S. patent and have twelve U.S. and foreign patent applications pending, and we intend to file, or request that our licensors file, additional patent applications for patents covering our products. However, patents may not be issued for any pending or future pending patent applications owned by or licensed to us, and claims allowed under any issued patent or future issued patent owned or licensed by us may not be valid or sufficiently broad to protect our technologies. Any issued patents owned by or licensed to us now or in the future may be challenged, invalidated, held unenforceable or circumvented, and the rights under such patents may not provide us with the expected benefits. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture or increase their market share with respect to related technologies. Although we are not currently involved in any legal proceedings related to intellectual property, we could incur substantial costs to defend ourselves in suits brought against us or in suits in which we may assert our patent rights against others. An unfavorable outcome in any such litigation could have a material adverse effect on our business and results of operations.

In addition to patent and trade secret protection, we also rely on several trademarks and service marks to protect our intellectual property assets. We are the owner of numerous trademarks and service marks and have applied for registration of our trademarks and service marks in the United States and in certain other countries to establish and protect our brand names as part of our intellectual property strategy. Some of our registered marks include comScore, Media Metrix and MyMetrix.

Our intellectual property policy is to protect our products, technology and processes by asserting our intellectual property rights where we believe it is appropriate and prudent. Any pending or future pending patent applications owned by or licensed to us (in the United States or abroad) may not be allowed or may in the future be challenged, invalidated, held unenforceable or circumvented, and the rights under such patents may not provide us with competitive advantages. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

There is always the risk that third parties may claim that we are infringing upon their intellectual property rights and, if successful in proving such claims, we could be prevented from selling our products.

For additional, important information related to our intellectual property, please review the information set forth in “Risk Factors — Risks Related to Our Business, Our Technologies and Our Industry.”

Competition

The market for digital marketing intelligence is highly competitive and evolving rapidly. We compete primarily with providers of digital marketing intelligence and related analytical products and services. We also compete with providers of marketing services and solutions, with survey providers, as well as with internal solutions developed by customers and potential customers. Our principal competitors include:

•	large and small companies that provide data and analysis of consumers’ online behavior, including Compete Inc., Hitwise Pty. Ltd and NetRatings, Inc.;

•	online advertising companies that provide measurement of online ad effectiveness, including aQuantive, Inc., DoubleClick Inc., ValueClick Inc., and WPP Group plc;

•	companies that provide audience ratings for TV, radio and other media that have extended or may extend their current services, particularly in certain international markets, to the measurement of digital media, including Arbitron Inc., Nielsen Media Research, Inc. and Taylor Nelson Sofres plc;

•	analytical services companies that provide customers with detailed information of behavior on their own Web sites, including Omniture, Inc., WebSideStory, Inc. and WebTrends Corporation;

•	full-service market research firms and survey providers that may measure online behavior and attitudes, including Harris Interactive Inc., Ipsos Group, Taylor Nelson Sofres plc and The Nielsen Company; and

•	specialty information providers for certain industries that we serve, including IMS Health Incorporated (healthcare) and Telephia, Inc. (telecommunications).

Some of our current competitors have longer operating histories, relationships with more customers and substantially greater resources than we do. As a result, these competitors may be able to devote more resources to marketing and promotional campaigns, panel retention and development techniques or technology and systems development than we can. In addition, some of our competitors may be able to adopt more aggressive pricing policies. Furthermore, large software companies, Internet portals and database management companies may enter the market or enhance their current offerings, either by developing competing services or by acquiring our competitors, and could leverage their significant resources and pre-existing relationships with our current and potential customers.

We believe the principal competitive factors in our markets include the following:

•	the ability to provide actual and perceived high-quality, accurate and reliable data regarding Internet and other digital media audience behavior and activity in a timely manner, including the ability to maintain a large and statistically representative sample panel;

•	the ability to adapt product offerings to emerging digital media technologies and standards;

•	the breadth and depth of our products and their flexibility and ease of use;

•	the availability of data across various industry verticals and geographic areas and our expertise across these verticals and in these geographic areas;

•	the ability to offer survey-based information combined with digital media usage, eCommerce data and other online information collected from panelists;

•	the ability to offer high-quality analytical services based on Internet and other digital media audience measurement information;

•	the ability to offer products that meet the changing needs of customers and provide high-quality service; and

•	the prices that are charged for products based on the perceived value delivered.

We believe that we compete favorably with our competitors on the basis of these factors. However, if we are unable to compete successfully against our current and future competitors, we may not be able to acquire and retain customers, and we may consequently experience a decline in revenues, reduced operating margins, loss of market share and diminished value from our products.

Employees

As of December 31, 2006, we had 377 employees. None of our employees is represented by a labor union. We have experienced no work stoppages and believe that our employee relations are good.

Legal

Generally, we are involved in various legal proceedings arising from the normal course of business activities. Currently, we do not believe that resolution of these matters will have a material adverse impact on our consolidated results of operations, cash flows or our financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future results of operations, cash flows or financial position in a particular period.

Facilities

Our corporate headquarters and executive offices are located in Reston, Virginia, where we occupy approximately 34,000 square feet of office space under a lease that expires in June 2008. We also lease space in various locations throughout the United States and in Toronto and London for sales and other personnel. If we require additional space, we believe that we would be able to obtain such space on commercially reasonable terms.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our current executive officers and directors:

Name	Age	Position(s)

Executive Officers
Magid M. Abraham, Ph.D.	48	President, Chief Executive Officer and Director
Gian M. Fulgoni	59	Executive Chairman of the Board of Directors
John M. Green	55	Chief Financial Officer
Gregory T. Dale	37	Chief Technology Officer
Christiana L. Lin	37	General Counsel and Chief Privacy Officer

Non-Employee Directors:
Thomas D. Berman(1)(2)	49	Director
Bruce Golden(3)	48	Director
William J. Henderson(2)(3)	59	Director
Ronald J. Korn(1)(3)	66	Director
Frederick R. Wilson(1)(2)	45	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

Magid M. Abraham, Ph.D., one of our co-founders, has served as President, Chief Executive Officer and Director since September 1999. In 1995, Dr. Abraham founded Paragren Technologies, Inc., which specialized in delivering large scale Customer Relationship Marketing systems for strategic and target marketing, and served as its Chief Executive Officer from 1995 to 1999. Prior to founding Paragren, Dr. Abraham was employed by Information Resources, Inc. from 1985 until 1995, where he was President and Chief Operating Officer from 1993 to 1994 and later Vice Chairman of the Board of Directors from 1994 until 1995. Since May 2006, Dr. Abraham has also been a member of the board of directors of ES3, LLC, a storage and logistics services company. Dr. Abraham received the Paul Green Award in 1996 and the William F. O’Dell Award in 2000 from the American Marketing Association for a 1995 article that he co-authored in the Journal of Marketing Research. He received a Ph.D. in Operations Research and an M.B.A. from MIT. He also holds an Engineering degree from the École Polytechnique in France.

Gian M. Fulgoni, one of our co-founders, has served as Executive Chairman of the Board of Directors since September 1999. Prior to co-founding comScore, Mr. Fulgoni was employed by Information Resources, Inc., where he served as President from 1981 to 1989, Chief Executive Officer from 1986 to 1998 and Chairman of the Board of Directors from 1991 until 1995. Mr. Fulgoni has served on the board of directors of PetMed Express, Inc. since 2002 and previously served from August 1999 through November 2000. Mr. Fulgoni also serves on the board of directors of INXPO, LLC, an Illinois-based provider of virtual events, since July 2005. He also served on the board of directors of Platinum Technology, Inc. from 1990 to 1999, U.S. Robotics, Inc. from 1991 to 1994, and Yesmail.com, Inc. from 1999 to 2000. Mr. Fulgoni has twice been named an Illinois Entrepreneur of the Year. In 1992, he received the Wall Street Transcript Award for outstanding contributions as Chief Executive Officer of Information Resources, Inc. in enhancing the overall value of that company to the benefit of its shareholders. Educated in the United Kingdom, Mr. Fulgoni holds an M.A. in Marketing from the University of Lancaster and a B.Sc. in Physics from the University of Manchester.

John M. Green has served as Chief Financial Officer since May 2006. Prior to joining comScore, Mr. Green served as the Chief Financial Officer and U.S. Services Business Leader for BioReliance, a subsidiary of Invitrogen Corporation, from 2004 to March 2006. Prior to joining BioReliance, Mr. Green served as the General Manager, Business Integrations at Invitrogen from September 2003 to April 2004. From March 2001 through August 2003, Mr. Green served as the Chief Financial Officer for InforMax, and as its Chief Operating Officer from October 2001 until the sale of InforMax and integration into Invitrogen in August 2003. Prior to 2001, Mr. Green held several financial and operating management roles, including serving as Executive Vice President of Operations at HMSHost Corporation, Senior Vice President of Finance and Corporate Controller at Marriott International Incorporated and Director of Business Planning and Director of Finance, Central Europe, at PepsiCo, Inc. Mr. Green received an M.Sc. in Economics from The London School of Economics and a B.A. in Political Science/International Relations from Tufts University.

Gregory T. Dale has served as Chief Technology Officer since October 2000. Prior to that, he served as Vice President, Product Management starting in September 1999. Prior to joining us, he served as Vice President of Client Service at Paragren Technologies, Inc., a company that specialized in enterprise relationship marketing. He holds a B.S. in Industrial Management from Purdue University.

Christiana L. Lin has served as General Counsel and Chief Privacy Officer since January 2006. Prior to that, she served as our Corporate Counsel and Chief Privacy Officer starting in March 2003. Prior to that, she served as our Deputy General Counsel starting in February 2001. Ms. Lin holds a J.D. from the Georgetown University Law Center and a B.A. in Political Science from Yale University.

Thomas D. Berman has served as a director since August 2001. Mr. Berman is a partner with Adams Street Partners, where he has led investments in information technology and business services companies since 1990. He served on the board of directors of PathScale, Inc. from May 2004 to April 2006 and has served on the board of directors of Adams Harris, Inc. since March 2006. Mr. Berman holds an S.B. in Electrical Engineering from MIT and an S.M. from the Sloan School of Management at MIT.

Bruce Golden has served as a director since June 2002. He is a partner at Accel Partners, which he joined in 1997. Mr. Golden has led a number of investments in enterprise software and Internet-related companies while at Accel and currently serves as a member of the boards of directors at several private companies. He holds an M.B.A. from Stanford University and a B.A. from Columbia University.

William J. Henderson has served as a director since August 2001. Mr. Henderson was the 71st Postmaster General of the United States. He served in that position from May 1998 until his retirement in May 2001. Mr. Henderson also served as the Chief Operations Officer of Netflix, Inc. from January 2006 until February 2007. Mr. Henderson also currently serves on the board of directors of Acxiom Corporation, where he has been a director since June 2001. Mr. Henderson holds a B.S. from the University of North Carolina at Chapel Hill and served in the U.S. Army.

Ronald J. Korn has served as a director since November 2005. Since 1991, he has served as the President of Ronald Korn Consulting, which provides business and marketing services. Mr. Korn served as a director, chairman of the audit committee, and member of the loan committee of Equinox Financial Corporation from 1999 until its acquisition in October 2005. Since 2002, he has served as a director, chairman of the audit committee and a member of the compensation and nominating and governance committees of PetMed Express, Inc. and since July 2003, he has served as a director, chairman of the audit committee and a member of the compensation committee of Ocwen Financial Corporation. Prior to that, Mr. Korn was a partner and employee of KPMG, LLP, from 1961 to 1991, where he was the managing partner of KPMG’s Miami office from 1985 until 1991. Mr. Korn holds a B.S. from the University of Pennsylvania, Wharton School and a J.D. from New York University Law School.

Frederick R. Wilson has served as a director since August 1999. He has served as managing partner of Union Square Ventures since August 2003. He is also a managing partner of Flatiron Partners and has held that position since August 1996. He holds an M.B.A. from the Wharton School of Business at the University of Pennsylvania and an S.B. in Mechanical Engineering from MIT.

Board Composition

Upon completion of this offering, our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in

2008, 2009 and 2010, respectively. Upon expiration of the term of class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. This classification of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of our board of directors.

Our board of directors currently consists of seven members. Messrs. Abraham, Berman and Wilson are Class I directors and will serve for one year. Messrs. Henderson and Korn are Class II directors and will serve for two years. Messrs. Fulgoni and Golden are Class III directors and will serve for three years.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

Our audit committee consists of Messrs. Berman, Korn and Wilson, with Mr. Korn serving as chairman. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; engages and provides for the compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; reviews our consolidated financial statements; reviews our critical accounting policies and estimates and internal controls over financial reporting; and discusses with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly consolidated financial statements. We believe that our audit committee members meet the requirements for independence and financial literacy under the current requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and SEC rules and regulations. In addition, the board of directors has determined that Mr. Korn is qualified as an audit committee financial expert within the meaning of SEC regulations. We have made this determination based on information received by our board of directors, including questionnaires provided by the members of our audit committee. We believe that our audit committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. We have adopted an audit committee charter. We expect that the committee will meet no less frequently than quarterly. Our audit committee has previously met approximately two to four times each year in connection with the annual audit of our financial statements.

Compensation Committee

Our compensation committee consists of Messrs. Berman, Henderson and Wilson, with Mr. Henderson serving as chair. Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. We have adopted a compensation committee charter. We expect that the committee will meet at least once a year. Our compensation committee has previously met on an annual basis to review key compensation decisions.

Nominating and Governance Committee

Our nominating and governance committee consists of Messrs. Golden, Henderson and Korn, with Mr. Golden serving as chairman, each of whom the board of directors has determined is an independent director under the rules of The NASDAQ Global Market. The nominating and governance committee recommends to the board of directors nominees for election as directors, and meets as necessary to review director candidates and nominees for election as directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal controls over financial reporting, corporate opportunities and confidentiality requirements. The audit committee is responsible for applying and interpreting our code of business conduct in situations where questions are presented to the committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an executive officer or employee of our company. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Director Compensation

None of our non-employee directors are currently compensated for service on the board of directors. We do, however, reimburse director expenses for attending meetings of the board of directors.

We previously granted equity awards for the purchase of our common stock to two of our present non-employee directors, William Henderson and Ronald Korn, upon their initial appointment to our board of directors. A warrant to purchase 100,000 shares of our common stock at an exercise price of $1.00 per share was issued on June 26, 2001 to Mr. Henderson, Such warrant shall terminate on the earlier of (i) June 26, 2011; (ii) the completion of this offering; or (iii) a change of control as defined in the warrant. In addition, Mr. Henderson was previously granted stock options for the purchase of 30,000 shares of our common stock at an exercise price of $0.50 per share on April 9, 2002 and for the purchase of 50,000 shares of our common stock at an exercise price of $0.90 per share on December 27, 2005. Mr. Korn was awarded stock options for the purchase of 100,000 shares of our common stock at an exercise price of $0.85 per share on November 25, 2005. The warrant for the purchase of 100,000 shares of our common stock issued to Mr. Henderson, the stock options for the purchase of 80,000 shares of common stock granted to Mr. Henderson and the stock option for the purchase of 100,000 shares of common stock granted to Mr. Korn remain outstanding as of December 31, 2006.

Upon the closing of this offering, our non-employee directors will be entitled to an annual grant of restricted stock having a value of $50,000 at the time of the grant. Non-employee directors will also be paid an annual cash retainer of $25,000 for serving on our board of directors, an additional annual cash retainer of $10,000 for serving as the chairman of our audit committee and $7,500 for serving as the chair of our compensation committee.

Our non-employee directors did not receive any compensation for their services as directors in 2006.

Limitations on Director and Officer Liability and Indemnification

Our amended and restated certificate of incorporation as will be in effect upon completion of this offering limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our amended and restated certificate of incorporation and our amended and restated bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our bylaws will also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorney’s fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The limitation of liability and indemnification provisions that will be contained in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. There is no pending litigation or proceeding involving one of our directors or executive officers as to which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

COMPENSATION DISCUSSION AND ANALYSIS

Our Philosophy

The objective of our compensation programs for employees is to retain and attract top talent. The plans are designed to reward, motivate and align employees to achieve business results and to reinforce accountability. In determining the compensation of senior executives, we are guided by the following key principles:

•	Competition. Compensation should reflect the competitive marketplace, so we can retain, attract, and motivate talented executives.

•	Accountability for Business Performance. Compensation should be tied, in part, to financial performance, so that executives are held accountable through their compensation for contributions to the performance of the company as a whole through the performance of the businesses for which they are responsible.

•	Accountability for Individual Performance. Compensation should be tied, in part, to the individual’s performance to encourage and reflect individual contributions to our performance. Our board of directors considers individual performance as well as performance of the businesses and responsibility areas that an individual oversees, and weights these factors as appropriate in assessing a particular individual’s performance.

•	Alignment with Stockholder Interests. Compensation should be tied, in part, to our financial performance through equity awards to align executives’ interests with those of our stockholders.

•	Independence. An independent committee of our board of directors should be, and is, responsible for reviewing and establishing the compensation for our Chief Executive Officer and Executive Chairman, and for reviewing and approving the compensation recommendations made by our Chief Executive Officer for all of our other executive officers.

Application of our Philosophy

Our executive compensation and benefit program aims to encourage our management team to continually pursue our strategic opportunities while effectively managing the risks and challenges inherent to our business. Specifically, we have created an executive compensation package that balances short versus long-term components, cash versus equity elements, and fixed versus contingent payments, in ways we believe are most appropriate to incentivize our senior management and reward them for achieving the following goals:

•	develop a culture that embodies a passion for our business, creative contribution and a drive to achieve established goals and objectives;

•	provide leadership to the organization in such a way as to maximize the results of our business operations;

•	lead us by demonstrating forward thinking in the operation, development and expansion of our business;

•	effectively manage organizational resources to derive the greatest value possible from each dollar invested; and

•	take strategic advantage of the market opportunity to expand and grow our business.

Our executive compensation structure not only aims to be competitive in our industry, but also to be fair relative to compensation paid to other professionals within our organization, relative to our short and long-term performance and relative to the value we deliver to our stockholders. We seek to maintain a performance-oriented culture and a compensation approach that rewards our executive officers when we achieve our goals and objectives, while putting at risk an appropriate portion of their compensation against the possibility that our goals and objectives may not be achieved. Overall, our approach is designed to relate the compensation of our executive officers to: the achievement of short and longer term goals and objectives; their willingness to challenge and improve existing policies and structures; and their capability to take advantage of unique opportunities and overcome difficult challenges within our business.

Role of Our Compensation Committee

Our compensation committee approves, administers and interprets our executive compensation and benefit policies, including our 1999 Stock Plan, our 2007 Equity Incentive Plan and our short-term compensation, long-term incentives and benefits programs. Our compensation committee is appointed by our board of directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. Our compensation committee is comprised of Messrs. Berman, Henderson and Wilson, and is chaired by Mr. Henderson.

Our compensation committee reviews and makes recommendations to our board of directors to ensure that our executive compensation and benefit program is consistent with our compensation philosophy and corporate governance guidelines and, subject to the approval of our board of directors, is responsible for establishing the executive compensation packages offered to our executive officers. We believe our executives’ base salary, target annual bonus levels and long-term incentive award values are set at competitive levels.

Our compensation committee has taken the following steps to ensure that our executive compensation and benefit program is consistent with both our compensation philosophy and our corporate governance guidelines:

•	regularly reviewed the performance of and the total compensation earned by or awarded to our Chief Executive Officer and Executive Chairman independent of input from them;

•	examined on an annual basis the performance of our other named executive officers and other key employees with assistance from our Chief Executive Officer and Executive Chairman, and approved compensation packages that are competitive in the marketplace; and

•	regularly held executive sessions of the compensation committee meeting without management present.

Components of our Executive Compensation Program.

Our executive compensation program consists of three components: short-term compensation (including base salary and annual performance bonuses), long-term incentives and benefits.

Short-term Compensation

We utilize short-term compensation, including base salary, annual adjustments to base salary and annual performance bonuses, to motivate and reward our key executives in accordance with our performance-based program. Each individual’s short-term compensation components are tied to an annual assessment of his or her progress against established objectives.

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of each executive officer, as well as competitive market conditions. In establishing the 2007 base salaries of the executive officers, our compensation committee and management took into account a number of factors, including the executive’s seniority, position and functional role, level of responsibility and, to the extent such individual was employed by us for at least the prior six months, his or her accomplishments against personal and group objectives. For newly hired executives, we consider the base salary of the individual at his or her prior employment, any unique personal circumstances that motivated the executive to leave that prior position to join us and the compensation range for the particular role being filled. In addition, we consider the competitive market for corresponding positions within comparable geographic areas and industries.

The base salary of our executive officer group is reviewed on an annual basis and adjustments are made to reflect performance-based factors, as well as competitive conditions. Increases are considered within the context of our overall annual merit increase structure as well as individual and market competitive factors. We do not apply specific formulas to determine increases. Generally, executive officer salaries are adjusted effective the first quarter of each year based on a review of:

•	their achievement of specific objectives established during the prior review;

•	an assessment of their professional effectiveness, consisting of a portfolio of competencies that include leadership, commitment, creativity and organizational accomplishment; and

•	their knowledge, skills and attitude, focusing on capabilities, capacity and the ability to drive results.

Annual performance bonuses for our executive officers are tied to the achievement of our annual company goals and objectives, functional area goals, and/or individual performance objectives. We set clearly defined goals for each executive officer, with an emphasis on quantifiable and achievable targets. A portion of each executive officer’s bonus is clearly tied to the achievement of specific targets relative to the performance of the particular business segment or functional area for which they are responsible, with the remainder tied to similar targets relative to our overall financial performance. Individual awards under the program are based on a thorough review of the applicable performance results of the company, business, function or individual as compared to the applicable goals. Each individual may receive an award from zero to 100% of his or her target bonus based on the review.

Magid Abraham, our Chief Executive Officer, periodically reviews the performance of our executive officers on the basis noted above and recommends to the compensation committee any base salary changes or bonuses deemed appropriate.

For the 2005 and 2006 performance measurement years, executive bonuses were paid out in one installment during the month of February following the measurement year.

Long-term Compensation

Our long-term compensation program has historically consisted solely of stock options. Option grants made to executive officers are designed to provide them with incentive to execute their responsibilities in such a way as to generate long-term benefit to us and our stockholders. Through possession of stock options, our executives participate in the long-term results of their efforts, whether by appreciation of our company’s value or the impact of business setbacks, either company-specific or industry based. Additionally, stock options provide a means of ensuring the retention of key executives, in that they are in almost all cases subject to vesting over an extended period of time.

Stock options are granted periodically, and are subject to vesting based on the executive’s continued employment. Most options vest evenly over four years, beginning on the date of the grant. A portion of options granted to our executives vest according to defined performance milestones rather than solely based on time.

Upon joining us, each executive is granted an initial option award that is primarily based on competitive conditions applicable to the executive’s specific position. In addition, the compensation committee considers the number of options owned by other executives in comparable positions within our company. We believe this strategy is consistent with the approach of other companies at the same stage of development in our industry and, in our compensation committee’s view, is appropriate for aligning the interests of our executives with those of our stockholders over the long term.

Periodic awards to executive officers are made based on an assessment of their sustained performance over time, their ability to impact results that drive value to our stockholders and their organization level. Equity awards are not granted regularly or automatically to our executives on an annual basis. Magid Abraham, our Chief Executive Officer, periodically reviews the performance of our executive officers on the basis noted above and recommends to the compensation committee any equity awards deemed appropriate. The compensation committee reviews any such recommendations and presents them to our board of directors for approval, if appropriate.

During 2006, our board of directors granted stock options based upon the recommendations of our compensation committee. These grants were generally made during regularly scheduled board meetings. The exercise price of options was determined by our board of directors after taking into account a variety of factors, including the quality and growth of our management team and specific and general market comparables within our industry. In addition, our board of directors took into account the valuation opinion of our outside consultant, who provided valuations of our common stock at the end of each calendar quarter.

On March 18, 2007, we awarded an aggregate of 1,180,000 shares of restricted stock to our named executive officers based upon the recommendations of our compensation committee, taking into account the factors described above. Beginning in 2007, we expect to increase our use of restricted stock awards and reduce our use of stock options as a form of stock-based compensation.

Benefits

We provide the following benefits to our executive officers on the same basis as the benefits provided to all employees:

•	health and dental insurance;

•	life insurance;

•	short-and long-term disability; and

•	401(k) plan.

These benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Our Competitive Market

The market for experienced management with the knowledge, skills and experience our organization requires is highly competitive. Our objective is to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we draw upon a pool of talent that is highly sought after by other companies in our industry and those industries that also produce the requisite skills we seek.

We believe that our ability to offer significant upside potential through restricted stock and/or other equity instruments gives us a competitive advantage. Nonetheless, we must also offer cash compensation to our existing and prospective employees through base salaries and cash bonuses that are competitive in the marketplace and allow them to satisfy their day to day financial requirements.

We also compete on the basis of our vision of future success, our culture and company values and the excellence of our management personnel. In all of these areas, we compete with other market research and technology companies.

Total Compensation

We intend to continue our strategy of compensating our named executive officers at competitive levels, with the opportunity to impact their total annual compensation through performance-based incentive programs that include both cash and equity elements. Our approach to total executive compensation is designed to drive results that maximize our financial performance and deliver value to our stockholders. In light of our compensation philosophy, we believe that the total compensation package for our executives should continue to consist of base salary, annual cash performance bonus and long-term equity-based incentives.

Evolution of our Compensation Approach

Our compensation approach is necessarily tied to our stage of development as a company. Accordingly, the specific direction, emphasis and components of our executive compensation program will continue to evolve as our company and its underlying business strategy continue to grow and develop. For example, we intend to reduce our executive compensation program’s emphasis on stock options as a long-term incentive component in favor of other forms of equity compensation such as restricted stock awards. Similarly, we may revise how we measure senior executive performance to take into account the unique requirements of being a public company, including, but not limited to, strict compliance with the standards of the Sarbanes Oxley Act. In addition, we may engage a compensation consultant to assist our compensation committee in continuing to evolve our executive compensation program, and we may look to programs implemented by comparable public companies in refining our compensation approach.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the summary information concerning compensation during 2006 for the following persons: (i) our chief executive officer, (ii) our current chief financial officer and any individual serving as our chief financial officer during 2006 and (iii) the three most highly compensated of our other executive officers who received compensation during 2006 of at least $100,000 and who were executive officers on December 31, 2006. We refer to these persons as our “named executive officers” elsewhere in this prospectus.

				Option	All Other
Name and Principal Position	Year	Salary	Bonus	Awards	Compensation		Total

Magid M. Abraham, Ph.D.	2006	$297,612	$117,273	—	$3,072	(1)	$417,957
President, Chief Executive Officer and Director
John M. Green	2006	156,731	47,019	$87,366	42	(2)	291,158
Chief Financial Officer
Gian M. Fulgoni	2006	281,635	111,409	—	3,072	(1)	396,116
Executive Chairman of the Board of Directors
Gregory T. Dale	2006	222,115	44,423	—	3,072	(1)	269,610
Chief Technology Officer
Christiana L. Lin	2006	149,077	29,815	—	2,173	(3)	181,065
General Counsel and Chief Privacy Officer
Sheri Huston	2006	60,772	—	—	141,345	(4)	202,117
Former Chief Financial Officer

(1)	Includes discretionary matching contributions of $3,000 each by us to Dr. Abraham’s, Mr. Fulgoni’s and Mr. Dale’s respective 401(k) plan accounts and payment of life insurance premiums on behalf of each officer.

(2)	Represents life insurance premium paid by us on behalf of Mr. Green.

(3)	Includes discretionary matching contributions of $2,000 by us to the Ms. Lin’s 401(k) plan account and payment of life insurance premiums on behalf of Ms. Lin.

(4)	Includes payment of health insurance premiums for six months, payment of unused accrued vacation, discretionary matching contributions by us to the officer’s 401(k) account, payment of life insurance premiums on behalf of the officer and a severance payment equivalent to six months salary.

Grants of Plan-Based Awards

Our board of directors approved awards under our 1999 Stock Plan to several of our named executive officers in 2006. See “Benefit Plans — 1999 Stock Plan” for more detail regarding these options.

The following table sets forth certain information concerning grants of plan-based awards to named executive officers in 2006:

All Other Option
Awards: Number of
		Securities		Exercise or Base
		Underlying		Price per Share
Name	Grant Date	Options		of Option Awards

Magid M. Abraham, Ph.D.	—	—		—
President, Chief Executive Officer and Director
John M. Green	5/9/2006	650,000	(1)	$1.50
Chief Financial Officer
Gian M. Fulgoni	—	—		—
Executive Chairman of the Board of Directors
Gregory T. Dale	—	—		—
Chief Technology Officer
Christiana L. Lin	—	—		—
General Counsel and Chief Privacy Officer
Sheri Huston	—	—		—
Former Chief Financial Officer

(1)	1/48th of the total number of shares subject to option vest monthly.

Outstanding Equity Awards at December 31, 2006

	Option Awards
					Equity Incentive
					Plan Awards: Number
	Number of Securities				of Securities
	Underlying				Underlying		Option	Option
	Unexercised Options				Unexercised		Exercise	Expiration
Name	Exercisable		Unexercisable		Unearned Options		Price	Date

Dr. Magid M. Abraham	1,083,465	(1)	—		1,622,030	(1)	$0.05	12/16/2013
President, Chief Executive Officer and Director
John M. Green	81,248	(2)	568,752	(2)	—		1.50	5/9/2016
Chief Financial Officer
Gian M. Fulgoni	—		—		1,166,725	(3)	0.05	12/16/2013
Executive Chairman of the Board of Directors
Gregory T. Dale	170,633		—		—		0.05	4/28/2014
Chief Technology Officer	125		—		—		0.05	4/28/2014
	59,896		—		—		0.05	4/28/2014
	349		—		—		0.05	4/28/2014
	90,625		—		—		0.05	4/28/2014
	99,998	(2)	50,002	(2)	—		0.05	4/28/2014
	91,665	(2)	108,335	(2)	—		0.49	2/2/2015
	18,749	(2)	56,251	(2)	—		0.90	12/28/2015
Christiana L. Lin	5,417		—		—		0.05	4/28/2014
General Counsel and Chief	5,834		—		—		0.05	4/28/2014
Privacy Officer	21,879	(4)	6,245	(4)	—		0.05	4/28/2014
	25,402	(2)	19,356	(2)	—		0.05	4/28/2014
	12,499	(2)	37,501	(2)	—		0.90	12/28/2015
Sheri Huston	—		—		—		—	—
Former Chief Financial Officer

(1)	Vesting for Dr. Abraham’s option grant is based on the following milestones related to our performance, the completion of each shall be determined by a good faith determination of our board of directors:

•	581,633 shares vested when we first achieved an EBITDA greater than $0 for a full fiscal quarter;

•	581,633 shares vested when we first achieved revenues of $40 million or greater for a twelve month period;

•	520,199 shares vested when we first achieved revenues of $50 million or greater for a twelve month period;

•	581,633 shares shall vest when we first achieve net income of greater than $0 for a twelve month period;

•	520,199 shares shall vest when we first achieve pretax net income of $5 million or greater for a twelve month period; and

•	520,198 shares shall vest when we first achieve pretax net income of $10 million or greater for a twelve month period.

Any unvested shares remaining under the option shall vest on the earlier of (i) December 16, 2009 or (ii) the consummation of a change in control, provided that Dr. Abraham remains a service provider to us. Dr. Abraham has since exercised part of this option award for a total of 600,000 shares.

(2)	1/48th of the total number of shares subject to option vest monthly.

(3)	Vesting for Mr. Fulgoni’s option grant is based on the following milestones related to our performance, the completion of each shall be determined by a good faith determination of our board of directors:

•	418,367 shares vested when we first achieved an EBITDA greater than $0 for a full fiscal quarter;

•	418,367 shares vested when we first achieved revenues of $40 million or greater for a twelve month period;

•	374,178 shares vested when we first achieved revenues of $50 million or greater for a twelve month period;

•	418,367 shares shall vest when we first achieve net income of greater than $0 for a twelve month period;

•	374,178 shares shall vest when we first achieve pretax net income of $5 million or greater for a twelve month period; and

•	374,178 shares shall vest when we first achieve pretax net income of $10 million or greater for a twelve month period.

Any unvested shares remaining under the option shall vest on the earlier of (i) December 16, 2009 or (ii) the consummation of a change in control, provided that Mr. Fulgoni remains a service provider to us. Mr. Fulgoni has since exercised part of this option award for a total of 1,210,912 shares.

(4)	1/38th of the total number of shares subject to option vest monthly.

Option Exercises and Stock Vested Table

The following table presents certain information concerning the exercise of options by each of the named executive officers during the fiscal year ended December 31, 2006.

There was no public trading market for our common stock at the time of exercise of the options listed below. The values realized on exercise have been calculated based on the initial public offering price of $     , less the applicable exercise price.

	Option Awards
	Number of Shares	Value Realized
Name	Acquired on Exercise	on Exercise

Magid M. Abraham Ph.D.	—	—
President, Chief Executive Officer and Director
John M. Green	—	—
Chief Financial Officer
Gian M. Fulgoni	836,734	$
Executive Chairman of the Board of Directors	374,178
Gregory T. Dale	—	—
Chief Technology Officer
Christiana L. Lin	—	—
General Counsel and Chief Privacy Officer
Sheri Huston	114,581
Former Chief Financial Officer	166,666
	114,574
	114,577

Employment Agreements and Potential Payments upon Termination or Change-In-Control

We currently do not have an employment agreement with any of our named executive officers. We have offer letter agreements with Gregory T. Dale, our Chief Technology Officer, Christiana L. Lin, our General Counsel and Chief Privacy Officer, and John M. Green, our Chief Financial Officer. We also had an offer letter agreement with Sheri Huston, who was formerly our Chief Financial Officer. We do not have offer letter agreements or employment agreements with Magid M. Abraham, our President and Chief Executive Officer, or Gian M. Fulgoni, our Executive Chairman of the Board of Directors.

In September 1999, we entered into an offer letter agreement with Gregory T. Dale. The letter agreement set forth Mr. Dale’s base salary of $105,000 per year, an annual performance bonus of up to 15% of Mr. Dale’s base salary and a grant of options for the purchase of 250,000 shares of our common stock. Mr. Dale’s current annual base salary is $225,000, and the compensation committee of our board of directors has approved an increase of his annual base salary to $260,000 effective March 1, 2007. Mr. Dale is entitled to receive all normal benefits provided to our employees including health insurance and three weeks paid vacation. In December 1999, Mr. Dale was granted a stock option to purchase an aggregate of 275,000 shares of our common stock at an exercise price of $0.10 per share pursuant to this agreement. The shares subject to the options vested over the next four years in equal monthly installments.

In December 2003, we entered into an offer letter agreement with Christiana L. Lin. The letter agreement set forth Ms. Lin’s base salary of $106,000 per year. Ms. Lin’s current annual base salary is $150,000, and the compensation committee of our board of directors has approved an increase of her annual base salary to $200,000 effective March 1, 2007. Ms. Lin is entitled to receive all normal benefits provided to our employees including health insurance and twelve days paid vacation. The offer letter agreement provides that our employment relationship with Ms. Lin’s employment is at will, and we or Ms. Lin may terminate the relationship at anytime.

In August 2002, we entered into an offer letter agreement with Sheri L. Huston. The letter agreement set forth Ms. Huston’s base salary of $215,000 per year, an annual performance bonus of up to 30% of Ms. Huston’s base salary and a grant of options for the purchase of 250,000 shares of our common stock. In

October 2002, Ms. Huston was granted a stock option to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $0.25 per share pursuant to this agreement. The shares subject to the options vested over the next four years in equal monthly installments. On February 28, 2006, Ms. Huston terminated her employment and entered into a Separation Agreement with us. Pursuant to such Separation Agreement, we agreed to pay Ms. Huston severance benefits equivalent to six months base salary as well as Ms. Huston’s 2005 performance bonus and the amount of her health insurance premiums in a lump sum payment upon her termination.

In May 2006, we entered into an offer letter agreement with John M. Green. The letter agreement set forth Mr. Green’s base salary of $250,000 per year, an annual performance bonus of up to 30% of Mr. Green’s base salary and a grant of options for the purchase of 650,000 shares of our common stock. Mr. Green’s current annual base salary is $250,000, and the compensation committee of our board of directors has approved an increase of his annual base salary to $270,000 effective March 1, 2007. In May 2006, Mr. Green was granted a stock option to purchase an aggregate of 650,000 shares of our common stock at an exercise price of $1.50 per share pursuant to this agreement. The shares subject to the options vest over the four years following the start of Mr. Green’s employment in equal monthly installments. Upon a change of control, if Mr. Green loses his position as Chief Financial Officer or is not provided an equivalent position, any remaining unvested shares under this option shall fully vest. Also, upon a change of control, if Mr. Green is provided with an alternative but diminished position, the lesser of either (i) any remaining unvested shares under this option or (ii) 162,500 shares under this option shall fully vest. The offer letter agreement provides that we may terminate Mr. Green’s employment at any time with or without cause. In the event we terminate Mr. Green without cause, Mr. Green is entitled to severance for six pay periods. If we terminate his employment or he resigns, he is entitled to receive any unpaid prorated base salary along with all benefits and expense reimbursements to which he is entitled by virtue of his past employment with us.

Benefit Plans

The following section provides more details concerning our 1999 Stock Plan and our 2007 Equity Incentive Plan.

1999 Stock Plan

Our 1999 Stock Plan, as amended (the “1999 Stock Plan”) was adopted by our board of directors and approved by our stockholders on September 23, 1999. The plan was last amended by our board of directors and approved by our stockholders on April 12, 2005. Our 1999 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We do not intend to grant any additional awards under our 1999 Stock Plan following this offering. However, our 1999 Stock Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

We have reserved a total of 26,760,284 shares of our common stock for issuance pursuant to the 1999 Stock Plan. As of December 31, 2006, options to purchase 13,619,700 shares of common stock were outstanding and 5,316,147 shares were available for future grant under this plan.

The compensation committee of our board of directors currently administers our 1999 Stock Plan. Under our 1999 Stock Plan, the plan administrator has the power to determine the terms of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

With respect to all incentive stock options granted under the 1999 Stock Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. With respect to all nonstatutory stock options granted under the 1999 Stock Plan, the exercise price must at least be equal to 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the terms of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to disability or death, the option will remain exercisable for no less than six months. In all other cases, the option will generally remain exercisable for at least thirty days. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or twelve months in the event of a termination due to death of disability). However, an option generally may not be exercised later than the expiration of its term.

Stock purchase rights may be granted alone, in addition to or in tandem with other awards granted under our 1999 Stock Plan. Stock purchase rights are rights to purchase shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares subject to a stock purchase right granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. Unless the administrator determines otherwise, we have a repurchase option exercisable upon termination of the purchaser’s service with us. Shares subject to stock purchase rights that do not vest are subject to our right of repurchase or forfeiture.

Our 1999 Stock Plan provides that in the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent award with respect to each outstanding award under the plan. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of fifteen days from the date of such notice. The awards will terminate upon the expiration of such stated notice period.

Unless otherwise determined by the administrator, the 1999 Stock Plan generally does not allow for the sale or transfer of awards under the 1999 Stock Plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant.

We have also established a U.K. sub-plan to our 1999 Stock Plan for option grants to U.K. residents.

Our board of directors has the authority to amend, alter, suspend or terminate the 1999 Stock Plan provided such action does not impair the rights of any participant without the written consent of such participant.

2007 Equity Incentive Plan

Our board of directors and stockholders have adopted our 2007 Equity Incentive Plan (the “2007 Equity Incentive Plan”), to become effective upon the completion of this offering. Our 2007 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

We have reserved a total of 7,000,000 shares of our common stock for issuance pursuant to the 2007 Equity Incentive Plan, plus (a) any shares which have been reserved but not issued under our 1999 Stock Plan and are not subject to any awards granted thereunder, and (b) any shares subject to stock options or similar awards granted under the 1999 Stock Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 1999 Stock Plan that are forfeited to or repurchased by us. The maximum number of shares that may be added to the 2007 Equity Incentive Plan from the 1999 Stock Plan is 5,000,000 shares. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	4% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

•	9,000,000 shares; or

•	such other amount as our board of directors may determine.

Our board of directors or a committee of our board administers our 2007 Equity Incentive Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered or cancelled in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the terms of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2007 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted stock may be granted under our 2007 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2007 Equity Incentive Plan. Restricted stock units are awards that will result in a payment to a participant at the end of a specified period only if performance goals established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals, on the continuation of service or employment or any other basis determined by the administrator. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash or with shares of our common stock, or a combination thereof.

Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2007 Equity Incentive Plan provides that in the event of a change in control, as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met.

Our 2007 Equity Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, alter, suspend or terminate the 2007 Equity Incentive Plan provided such action does not impair the rights of any participant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions and Relationships with Directors, Officers and 5% Stockholders

On August 1, 2003, we entered into a Licensing and Services Agreement with Citadel Investment Group, L.L.C., an entity affiliated with Citadel Equity Fund Ltd., a former stockholder that, until November 27, 2006, beneficially owned more than 5% of our outstanding voting stock and had a representative on our board of directors. Pursuant to the terms of the Licensing and Services Agreement, we granted Citadel Investment Group, L.L.C. a license to certain digital marketing intelligence data and products, subject to certain limitations. In each of 2004, 2005 and 2006, we received license fees of $3 million and in 2007 we will receive an additional $3 million.

In 2006, Linda Abraham, the spouse of our President and Chief Executive Officer, Magid Abraham, held the positions of acting Executive Vice President for Finance, Telecom and Pharmaceuticals and Executive Vice President for Product Management. In these positions, Ms. Abraham earned approximately $143,564 in salary. Ms. Abraham remains employed as our Executive Vice President for Product Management.

Registration Rights Agreements

We and certain holders of our capital stock have entered into an agreement, pursuant to which these stockholders will have registration rights with respect to their shares of common stock following this offering. See “Description of Capital Stock — Registration Rights” for a further description of the terms of this agreement.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management — Limitations on Director and Officer Liability and Indemnification.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2006 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	each selling stockholder; and

•	all directors and executive officers as a group.

After giving effect to the conversion of all shares of our preferred stock into shares of our common stock, the table assumes the conversion of all shares of our preferred stock into shares of our common stock immediately prior to the completion of this offering. See “Description of Capital Stock — Preferred Stock”. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 108,025,682 shares of common stock outstanding as of December 31, 2006 and           shares of common stock outstanding after this offering.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o comScore, Inc., 11465 Sunset Hills Road, Suite 200, Reston, Virginia 20190.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to the Offering		Number of	After the Offering
Name of Beneficial Owner	Number	Percent	Shares Offered	Number	Percent
5% Stockholders:
Accel Partners(1)	29,514,275	27.3%
J.P. Morgan Partners SBIC, LLC and related entities(2)	12,530,421	11.6
Institutional Venture Partners(3)	10,949,164	10.1
Lehman Brothers Inc.(4)	8,708,908	8.1
Adams Street Partners(5)	8,505,767	7.9
Topspin Partners, L.P.(6)	5,887,217	5.4

Directors and Named Executive Officers:
Magid M. Abraham, Ph.D.(7)	7,816,877	7.2
Gian M. Fulgoni	6,696,019	6.2
Gregory T. Dale(8)	828,633	*
John M. Green(9)	108,333	*
Sheri Huston	510,398	*
Christiana L. Lin(10)	177,481	*
Thomas D. Berman(11)	—	*
Bruce Golden(12)	—	*
William J. Henderson(13)	144,583	*
Ronald J. Korn(14)	33,333	*
Frederick R. Wilson(15)	—	*
All directors and executive officers as a group (eleven persons)(16)	16,315,477	14.8

*	Represents less than one percent (1%) of the outstanding shares of common stock.

(1)	Includes 21,486,401 shares held by Accel VII L.P., 5,371,593 shares held by Accel Internet Fund III L.P., and 2,656,281 shares held by Accel Investors ‘99 L.P. (together, the “Accel Funds”). Accel VII Associates L.L.C. is a general partner of Accel VII L.P. and has sole voting and dispositive power with respect to the shares held by Accel VII L.P. Accel Internet Fund III Associates L.L.C. is a general partner of Accel Internet Fund III L.P. and has sole voting and dispositive power with respect to the shares held by Accel Internet Fund III L.P. James W. Breyer, Arthur C. Patterson, Theresia Gouw Ranzetta, James R. Swartz, and J. Peter Wagner are managing members of Accel VII Associates L.L.C. and Accel Internet Fund III Associates L.L.C. and share voting and dispositive powers. They are also the General Partners of Accel Investors ’99 L.P. and share voting and dispositive power with respect to the shares held by Accel Investors ’99 L.P. The general partners and managing members disclaim beneficial ownership of the shares owned by the Accel Funds except to the extent of their proportionate pecuniary interest therein. The address for Accel Partners is 428 University Avenue, Palo Alto, California 94301.

(2)	Includes 10,988,417 shares held by J.P. Morgan Partners (SBIC), LLC (“JPMP SBIC”) and 1,542,004 shares held by J.P. Morgan Partners (BHCA), L.P. (“BHCA”). The sole member of JPMP SBIC is BHCA. Pursuant to Rule 13d-3 under the Exchange Act, BHCA may be deemed to beneficially own the shares held by JPMP SBIC; however, the foregoing shall not be construed as an admission that BHCA is the beneficial owner of such shares. The general partner of BHCA is JPMP Master Fund Manager, L.P. (“JPMP MFM”). The general partner of JPMP MFM is JPMP Capital Corp. (“JPMP Capital”), a wholly owned subsidiary of JPMorgan Chase & Co. Each of JPMP MFM and JPMP Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by JPMP MFM and BHCA; however, the foregoing shall not be construed as an admission that JPMP SBIC or JPMP Capital is the beneficial owner of such shares. JPMP Capital exercises voting and dispositive power over the securities held by JPMP SBIC and BHCA. Voting and disposition decisions at JPMP Capital are made by an investment committee of three or more of its officers, and therefore no individual officer of JPMP Capital is the beneficial owner of the securities. The address for each of JPMP SBIC, BHCA, JPMP MFM and JPMP Capital is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

(3)	Includes 8,968,827 shares held by Institutional Venture Partners X, L.P. and 1,980,337 shares held by Institutional Venture Partners X GmbH & Co. Beteiligungs KG. The address of Institutional Venture Partners is 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, California 94025.

(4)	Shares beneficially owned by Lehman Brothers Inc. includes shares held by the following wholly owned subsidiaries and affiliates of Lehman Brothers Inc.: 3,829,870 shares held by LB I Group Inc., 3,157,739 shares held by Lehman Brothers Venture Partners L.P., and 1,721,299 shares held by Lehman Brothers Venture Capital Partners I, L.P. The address for Lehman Brothers Inc. is 3000 Sand Hill Road, Building 3, Suite 190, Menlo Park, CA 94025.

(5)	Adams Street Partners, LLC, is the administrative member of BVCF IV, L.P., the entity that holds these shares. Adams Street Partners, LLC disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein. Mr. Thomas D. Berman is a partner of Adams Street Partners, LLC. Mr. Berman disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

(6)	Includes 5,621,116 shares held by Topspin Partners, L.P. and 266,101 shares held by Topspin Associates, L.P. The address for Topspin Partners is Three Expressway Plaza, Roslyn Heights, New York 11577.

(7)	Includes 2,909,375 shares held by the Abraham Family Trust and 1,083,465 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2006. Also includes 114,638 shares subject to options held by Mr. Abraham’s wife, Linda Abraham, that are immediately exercisable or exercisable within 60 days of December 31, 2006.

(8)	Includes 545,047 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2006.

(9)	Includes 108,333 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2006.

(10)	Includes 77,614 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2006.

(11)	This total does not include 8,505,767 shares held by JP Morgan Chase Bank as custodian for BVCF IV, L.P. Mr. Berman is a partner of Adams Street Partners, LLC, the administrative member of BVCF IV, L.P. Mr. Berman disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

(12)	This does not include 29,514,275 shares owned by the Accel Funds. Bruce Golden is a general partner of Accel Partners. Mr. Golden disclaims beneficial ownership of any of the Accel Funds’ shares except to the extent of his proportionate pecuniary interest therein.

(13)	Includes 44,583 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2006 and 100,000 shares subject to warrants that are immediately exercisable or exercisable within 60 days of December 31, 2006.

(14)	Includes 33,333 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2006.

(15)	Mr. Wilson is a managing member of Flatiron Partners and shares voting and dispositive power with respect to the 3,699,712 shares of common stock (assuming the conversion of all shares of preferred stock) owned by the Flatiron Funds and Flatiron Associates entities. Mr. Wilson disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

(16)	Includes 2,004,992 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2006 and 100,000 shares subject to warrants that are immediately exercisable or exercisable within 60 days of December 31, 2006.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

General

Upon the completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock with a $0.001 par value per share, and 5,000,000 shares of preferred stock with a $0.001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of December 31, 2006, after giving effect to the conversion of all outstanding preferred stock into shares of common stock, there would have been 108,830,901 shares of common stock issued and outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock will have no preemptive or conversion rights or other subscription rights, and there will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Pursuant to our acquisition of Q2 Brand Intelligence, Inc. and SurveySite Inc., we granted the former shareholders of these entities the right to sell a certain number of shares of our common stock back to us at an agreed-upon price. These rights transfer to any subsequent holder of these shares and are described in more detail in the “Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Preferred Stock

Immediately prior to the completion of this offering, all outstanding shares of all series of our convertible preferred stock will be converted into shares of common stock according to the formula set forth in our current certificate of incorporation.

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of our company.

We have no present plans to issue any shares of preferred stock.

Warrants

As of February 1, 2007, assuming the conversion of our convertible preferred stock into common stock, warrants for the purchase of an aggregate of 875,923 shares of our common stock were outstanding as follows:

•	A warrant issued on June 9, 2000 to purchase 46,551 shares of our Series B Convertible Preferred Stock at an exercise price of $2.90 per share. This warrant was issued in connection with the lease of certain of our equipment. Upon the automatic conversion of our convertible preferred stock immediately prior to the completion of this offering, the warrant shall be exercisable for 92,347 shares of our common stock at an exercise price of $1.46 per share. The warrant shall terminate on the earlier of (i) June 9, 2010 or (ii) five years from the date of effectiveness of this registration statement. However, if this warrant is not exercised prior to termination and the fair market value of a share of our common stock exceeds the exercise price per share of this warrant immediately prior to termination, this warrant will automatically exercise prior to expiration.

•	A warrant issued on July 31, 2000 to purchase 20,100 shares of our common stock to a consultant to us at an exercise price of $2.50 per share. The warrant shall terminate on July 31, 2010.

•	A warrant issued on September 29, 2000 to purchase 9,694 shares of our Series B Convertible Preferred Stock at an exercise price of $4.90 per share. This warrant was issued in connection with the lease of certain of our equipment. Upon the automatic conversion of our convertible preferred stock immediately prior to the completion of this offering, the warrant shall be exercisable for 19,231 shares of our common stock at an exercise price of $2.47 per share. The warrant shall terminate on the earlier of (i) September 29, 2010 or (ii) five years from the date of effectiveness of this registration statement. However, if this warrant is not exercised prior to termination and the fair market value of a share of our common stock exceeds the exercise price per share of this warrant immediately prior to termination, this warrant will automatically exercise prior to expiration.

•	A warrant issued on June 26, 2001 to purchase 100,000 shares of our common stock to William Henderson, a member of our board of directors, at an exercise price of $1.00 per share. The warrant shall terminate on the earlier of (i) June 26, 2011; (ii) the completion of this offering; or (iii) a change of control as defined in the warrant.

•	A warrant issued on November 30, 2001 to purchase 10,000 shares of our common stock to our landlord at an exercise price of $5.90 per share. The warrant shall terminate on September 30, 2009.

•	A warrant issued on July 3, 2002 to purchase 12,000 shares of our common stock to our landlord at an exercise price of $3.00 per share. The warrant shall terminate on the earlier of (i) July 3, 2012; (ii) the receipt of prior written notice from an underwriter of this offering requesting exercise; or (iii) the closing of a merger as defined in the warrant. However, if this warrant is not exercised prior to termination and the fair market value of a share of our common stock exceeds the exercise price per share of this warrant immediately prior to termination, this warrant will automatically exercise prior to expiration.

•	A warrant issued on July 31, 2002 to purchase 36,127 shares of our Series D Convertible Preferred Stock at an exercise price of $0.8996 per share. This warrant was issued in connection with a promissory note. Upon the automatic conversion of our convertible preferred stock immediately prior to the completion of this offering, the warrant shall be exercisable for 40,625 shares of our common stock at an exercise price of $0.80 per share. The warrant includes certain registration rights under our fourth amended and restated investor rights agreement, but the holder of the warrant does not have a stand-alone right to demand registration of the shares. The warrant shall terminate on the later of (i) July 31, 2012 or (ii) five years from the completion of this offering. However, if this warrant is not exercised prior to termination and the fair market value of a share of our common stock exceeds the exercise price per share of this warrant immediately prior to termination, this warrant will automatically exercise prior to expiration.

•	A warrant issued on July 31, 2002 to purchase 108,382 shares of our Series D Convertible Preferred Stock at an exercise price of $0.8996 per share. This warrant was issued in connection with the lease of certain of our equipment originally. Upon the automatic conversion of our convertible preferred stock immediately prior to the completion of this offering, the warrant shall be exercisable for 121,875 shares of our common stock at an exercise price of $0.80 per share. The warrant includes certain registration rights under our fourth amended and restated investor rights agreement, but the holder of the warrant does not have a stand-alone right to demand registration of the shares. The warrant shall terminate on the later of (i) July 31, 2012 or (ii) five years from the completion of this offering. However, if this warrant is not exercised prior to termination and the fair market value of a share of our common stock exceeds the exercise price per share of this warrant immediately prior to termination, this warrant will automatically exercise prior to expiration.

•	A warrant issued on December 5, 2002 to purchase 45,854 shares of our Series D Convertible Preferred Stock at an exercise price of $0.8996 per share. This warrant was issued in connection with a promissory note. Upon the automatic conversion of our convertible preferred stock immediately prior to the completion of this offering, the warrant shall be exercisable for 51,563 shares of our common stock at an exercise price of $0.80 per share. The warrant includes certain registration rights under our fourth amended and restated investor rights agreement. The warrant shall terminate on December 4, 2012. However, if this warrant is not exercised prior to termination and the fair market value of a share of our common stock exceeds the exercise price per share of this warrant immediately prior to termination, this warrant will automatically exercise prior to expiration.

•	A warrant issued on June 24, 2003 to purchase 100,000 shares of our common stock to our landlord at an exercise price of $0.60 per share. The warrant shall terminate on the earlier of (i) June 24, 2013; (ii) the receipt of prior written notice from an underwriter of this offering requesting exercise; or (iii) the closing of a merger as defined in the warrant. However, if this warrant is not exercised prior to termination and the fair market value of a share of our common stock exceeds the exercise price per share of this warrant immediately prior to termination, this warrant will automatically exercise prior to expiration.

•	A warrant issued on December 19, 2003 to purchase 240,000 shares of our Series E Convertible Preferred Stock at an exercise price of $0.50 per share. This warrant was issued in connection with an equipment financing. Upon the automatic conversion of our convertible preferred stock immediately prior to the completion of this offering, the warrant shall be exercisable for 240,000 shares of our common stock at an exercise price of $0.50 per share. The warrant includes certain registration rights under our fourth amended and restated investor rights agreement, but the holder of the warrant does not have a stand-alone right to demand registration of the shares. The warrant shall terminate on the later of (i) December 19, 2013; or (ii) five years from the completion of this offering. However, in the event that an underwriter of this offering provides prior written notice to the holder of the warrant requesting exercise, the warrant must either be exercised or waived. Furthermore, this warrant will expire upon the closing of a merger as defined in the warrant. However, if this warrant is not exercised prior to termination and the fair market value of a share of our common stock exceeds the exercise price per share of this warrant immediately prior to termination, this warrant will automatically exercise prior to expiration.

•	A warrant issued on April 29, 2005 to purchase 68,182 shares of our common stock to a creditor at an exercise price of $1.10 per share. The warrant shall terminate on the later of (i) April 29, 2015 or (ii) five years after the closing of this offering. The warrant shall also terminate upon a merger as defined in the warrant. However, if the warrant is not exercised prior to termination and the fair market value of a share of our common stock exceeds the exercise price per share of this warrant immediately prior to termination, this warrant shall automatically exercise prior to expiration.

Registration Rights

In August 2003, we and the holders of all series of our convertible preferred stock entered into a fourth amended and restated investor rights agreement, which is included as an exhibit to the registration statement of which this prospectus is a part. Under the agreement, commencing 180 days after the closing of this offering, the holders of a majority of the shares of common stock issued upon the conversion of the shares of our Series A, B, C, C-1, D and E convertible preferred stock, which we refer to as “registrable securities”, may require us to prepare and file a registration statement under the Securities Act, at our expense, covering the lesser of registrable securities with an aggregate anticipated offering price of at least $10,000,000 or 3,000,000 shares of registrable securities. Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than two of these demand registrations.

In addition, these holders have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than specified excluded registrations, these holders are entitled to written notice of the registration and may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. However, the managing underwriter has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Once we become eligible to file a registration statement on Form S-3, the holders of the registrable securities may require us to register these shares on Form S-3, if such registration will generate anticipated aggregate net proceeds of at least $2,000,000, or consist of at least 3,000,000 shares. The holder of certain of our warrants that are exercisable for shares of our convertible preferred stock also have some or all of the registration rights described above. The registration rights described above terminate no later than five years after this offering. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Amended and Restated Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

•	Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of comScore. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•	Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by the board of directors.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

•	Board Classification. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

•	Limits on Ability of Stockholders to Act by Written Consent. We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

•	Amendment of Certificate of Incorporation and Bylaws. The amendment of the above provisions of our amended and restated certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of either the assets or outstanding stock of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Listing on The NASDAQ Global Market

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “SCOR”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services. Its address is P.O. Box 43078, Providence, RI 02940, and its telephone number is 1-800-942-5909.

SHARES ELIGIBLE FOR FUTURE SALE

We will have           shares of common stock outstanding after the completion of this offering (           shares if the underwriters exercise their over-allotment option in full). Of those shares, the           shares of common stock sold in the offering (           shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining           shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. Restricted shares may be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144, which rules are summarized below. Taking into account the 180-day lock up agreements described below, and assuming the underwriters do not release any stockholders from these agreements, shares of our common stock will be available for sale in the public market as follows:

•	shares will be eligible for sale immediately upon completion of this offering, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act;

•	additional shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under those rules;

•	additional shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, beginning 180 days after the date of this prospectus, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders; and

•	additional shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Subject to certain exceptions, each of our officers, directors and security holders has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period that shall continue and include the date 180 days after the date of this prospectus. In addition, without the prior written consent of Credit Suisse Securities (USA) LLC, such officers, directors and security holders will not make any demand for or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock during such lock-in period.

Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if (1) during the last 17 days of the initial 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial 180-day lock-up period, then in each case the initial 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such extension.

After the offering, the holders of approximately 86,286,692 shares of our issued and outstanding common stock will be entitled to registration rights. For more information on these registration rights, see “Description of Capital Stock — Registration Rights.”

In general, under Rule 144, as currently in effect, beginning 90 days after the effective date of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately shares immediately after the offering); or

•	the average weekly trading volume in the common stock on The NASDAQ Global Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of our current public information. In addition, a person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by such person and who has beneficially owned his or her shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information we refer to above.

Any of our employees, officers, directors or consultants who purchased his or her shares before the completion of this offering or who holds options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144’s holding-period restrictions, in each case commencing 90 days after completion of this offering. Neither Rule 144, Rule 144(k) nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Within three months following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register           shares of common stock reserved for issuance under our 1999 Stock Plan and our 2007 Equity Incentive Plan, thus permitting the resale of such shares. Prior to the completion of this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock by non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (“IRS”) might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder that holds our common stock as a capital asset for U.S. federal income tax purposes and is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their own tax advisors. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of 5% or more of our common stock and certain U.S. expatriates). Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

Investors considering the purchase of common stock should consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences of foreign, state or local laws, and tax treaties.

Dividends

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, if the non-U.S. holder satisfies the applicable conditions under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by providing a properly completed Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below under the caption “Dividends or Gains Effectively Connected with a U.S. Trade or Business” apply);

•	subject to certain exceptions, the non-U.S. holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case the gain would be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, described below, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax” in addition to any regular U.S. federal income tax on the dividend or gain. The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “— Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a

United States person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year is more than 50 percent (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

The preceding discussion of U.S. federal income tax considerations is for general information only and it is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Friedman, Billings, Ramsey & Co., Inc.
Jefferies & Company, Inc.
William Blair & Company, L.L.C.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares from us and the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. After the initial public offering Credit Suisse Securities (USA) LLC may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

Credit Suisse Securities (USA) LLC has informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission, or SEC, a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except (a) issuances by us pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan and (b) up to         shares of our common stock that may be sold at our permission by certain existing and former employees designated by us. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Subject to certain exceptions, our officers, directors and certain of our existing security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on The NASDAQ Global Market under the symbol “SCOR”.

Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business for which they have received and would receive customary compensation.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation between us and Credit Suisse Securities (USA) LLC and will not necessarily reflect the market price of our common stock following the offering. The principal factors that were considered in determining the public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition for the securities markets at the time of this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit Credit Suisse Securities (USA) LLC to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Credit Suisse Securities (USA) LLC may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(b)	it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of shares of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “Resale Restrictions”; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages or, while still the owner of shares of common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for shares of common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for comScore, Inc. by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Washington, D.C. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York. Certain members of, investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation beneficially hold an aggregate of 151,083 shares of our common stock on an as-converted basis.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, as set forth in their reports. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering pursuant to this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s Web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
comScore, Inc.

We have audited the accompanying consolidated balance sheets of comScore, Inc. (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of comScore, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted FASB Staff Position 150-5, Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, effective July 1, 2005, and changed its method of accounting for stock-based compensation in accordance with guidance provided in FASB Statement No. 123(R), Share-Based Payments, effective January 1, 2006.

/s/  Ernst & Young LLP

March 29, 2007
McLean, Virginia

COMSCORE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2006
	(In thousands)

Assets
Current assets:
Cash and cash equivalents	$5,124	$5,032
Short-term investments	4,050	11,000
Accounts receivable, net of allowances of $185 and $188, respectively	10,328	14,123
Prepaid expenses and other current assets	1,029	1,068
Restricted cash	261	270

Total current assets	20,792	31,493
Property and equipment, net	4,480	6,980
Other non-current assets	786	1,267
Intangible assets, net	2,355	983
Goodwill	1,064	1,364

Total assets	$29,477	$42,087

The accompanying notes are an integral part of these consolidated financial statements.

COMSCORE, INC.

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,
	2005	2006
	(In thousands,
	except share data)

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,048	$1,353
Accrued expenses	4,185	6,020
Deferred revenues	19,588	22,776
Capital lease obligations	1,618	1,726
Preferred stock warrant liabilities	781	1,005

Total current liabilities	27,220	32,880
Capital lease obligations, long-term	1,283	2,261
Deferred tax liability	174	77
Other liabilities	362	374

Total liabilities	29,039	35,592
Commitments and contingencies
Redeemable preferred stock:
Series A preferred convertible stock, $0.001 par value; 9,187,500 shares authorized; 9,187,500 shares issued and outstanding; liquidation preference of $7,715 at December 31, 2006	8,443	8,154
Series B preferred convertible stock, $0.001 par value; 3,535,486 shares authorized; 3,479,241 shares issued and outstanding; liquidation preference of $14,315 at December 31, 2006	15,668	15,130
Series C preferred convertible stock, $0.001 par value; 13,355,052 shares authorized; 13,236,018 shares issued and outstanding; liquidation preference of $25,220 at December 31, 2006	27,565	26,633
Series C-1 preferred convertible stock, $0.001 par value; 357,144 shares authorized; 357,144 shares issued and outstanding; liquidation preference of $420 at December 31, 2006	458	443
Series D preferred convertible stock, $0.001 par value; 22,238,042 shares authorized; 21,564,020 shares issued and outstanding; liquidation preference of $40,723 at December 31, 2006	31,337	34,682
Series E preferred convertible stock, $0.001 par value; 25,000,000 shares authorized; 24,005,548 shares issued and outstanding; liquidation preference of $19,565 at December 31, 2006	15,045	16,653
Common Stock subject to put; 1,738,172 shares issued and outstanding	4,216	4,357
Stockholders’ deficit:
Common stock, $0.001 par value; 130,000,000 shares authorized; 16,737,440 and 20,000,813 shares issued and outstanding at December 31, 2005 and 2006, respectively	17	20
Additional paid-in capital	—	—
Deferred stock compensation	(6)	—
Accumulated other comprehensive loss	(24)	(75)
Accumulated deficit	(102,281)	(99,502)

Total stockholders’ deficit	(102,294)	(99,557)

Total liabilities and stockholders’ deficit	$29,477	$42,087

The accompanying notes are an integral part of these consolidated financial statements.

COMSCORE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2004	2005	2006
	(In thousands, except share and per share data)

Revenues	$34,894	$50,267	$66,293
Cost of revenues (excludes amortization of intangible assets resulting from acquisitions shown below)(1)	13,153	18,218	20,560
Selling and marketing(1)	13,890	18,953	21,473
Research and development(1)	5,493	7,416	9,009
General and administrative(1)	4,982	7,089	8,293
Amortization of intangible assets resulting from acquisitions	356	2,437	1,371

Total expenses from operations	37,874	54,113	60,706

(Loss) income from operations	(2,980)	(3,846)	5,587
Interest (expense) income, net	(246)	(208)	231
(Loss) gain from foreign currency	—	(96)	125
Revaluation of preferred stock warrant liabilities	—	(14)	(224)

(Loss) income before income taxes and cumulative effect of change in accounting principle	(3,226)	(4,164)	5,719
(Benefit) provision for income taxes	—	(182)	50

Net (loss) income before cumulative effect of change in accounting principle	(3,226)	(3,982)	5,669
Cumulative effect of change in accounting principle	—	(440)	—

Net (loss) income	(3,226)	(4,422)	5,669
Accretion of redeemable preferred stock	(2,141)	(2,638)	(3,179)

Net (loss) income attributable to common stockholders	$(5,367)	$(7,060)	$2,490

Net (loss) income attributable to common stockholders per common share:
Basic and diluted	$(0.38)	$(0.46)	$0.00
Weighted-average number of shares used in per share calculation — common stock:
Basic and diluted	14,358,561	15,650,969	19,236,064
Net (loss) income attributable to common stockholders per common share subject to put:
Basic and diluted	$0.07	$0.08	$0.08
Weighted-average number of shares used in per share calculation — common share subject to put:
Basic and diluted	457,596	1,738,172	1,738,172

(1) Amortization of stock-based compensation is included in the line items above as follows:
Cost of revenues	$—	$—	$12
Selling and marketing	—	—	82
Research and development	—	—	13
General and administrative	14	3	91

Total	$14	$3	$198

The accompanying notes are an integral part of these consolidated financial statements.

COMSCORE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

					Accumulated Other
	Common Stock		Additional Paid-In	Deferred Stock	Comprehensive		Total Stockholders’
	Shares	Amount	Capital	Compensation	Income (Loss)	Accumulated Deficit	Deficit
	(In thousands, except share data)

Balance at December 31, 2003	13,729,967	$14	$—	$(10)	$30	$(89,953)	$(89,919)
Net loss	—	—	—	—	—	(3,226)	(3,226)
Foreign currency translation adjustment	—	—	—	—	(19)	—	(19)
Exercise of common stock options	2,403,710	2	121	—	—	—	123
Repurchase of options previously issued	(928,125)	(1)	(45)	—	—	—	(46)
Amortization of deferred stock compensation	—	—	—	1	—	—	1
Issuance of common stock warrants	—	—	13	—	—	—	13
Accretion of redeemable preferred stock warrants	—	—	16	—	—	—	16
Accretion of redeemable preferred stock	—	—	(105)	—	—	(2,036)	(2,141)
Accretion of common stock subject to put	—	—	—	—	—	(32)	(32)

Balance at December 31, 2004	15,205,552	15	—	(9)	11	(95,247)	(95,230)
Net loss	—	—	—	—	—	(4,422)	(4,422)
Foreign currency translation adjustment	—	—	—	—	(35)	—	(35)
Exercise of common stock options	1,531,888	2	134	—	—	—	136
Amortization of deferred stock compensation	—	—	—	3	—	—	3
Issuance of common stock warrants	—	—	16	—	—	—	16
Accretion of redeemable preferred stock warrants	—	—	8	—	—	—	8
Accretion of redeemable preferred stock	—	—	(158)	—	—	(2,480)	(2,638)
Accretion of common stock subject to put	—	—	—	—	—	(132)	(132)

Balance at December 31, 2005	16,737,440	17	—	(6)	(24)	(102,281)	(102,294)
Net income	—	—	—	—	—	5,669	5,669
Foreign currency translation adjustment	—	—	—	—	(51)	—	(51)
Exercise of common stock options	3,263,373	3	238	—	—	—	241
Amortization of deferred stock compensation	—	—	—	6	—	(3)	3
Amortization of stock-based compensation	—	—	195	—	—	—	195
Accretion of redeemable preferred stock	—	—	(433)	—	—	(2,746)	(3,179)
Accretion of common stock subject to put	—	—	—	—	—	(141)	(141)

Balance at December 31, 2006	20,000,813	$20	—	$—	$(75)	$(99,502)	$(99,557)

The accompanying notes are an integral part of these consolidated financial statements.

COMSCORE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2005	2006
	(In thousands)

Operating activities
Net (loss) income	$(3,226)	$(4,422)	$5,669
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	2,389	2,686	2,888
Amortization of intangible assets resulting from acquisitions	356	2,437	1,371
Provisions for bad debts	12	90	212
Stock-based compensation	14	3	198
Revaluation of preferred stock warrant liabilities	—	14	224
Cumulative effect of change in accounting principle	—	440	—
Amortization of deferred finance costs	30	33	33
Deferred tax benefit	—	(182)	(97)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	(736)	(3,540)	(3,882)
Prepaid expenses and other current assets	539	(157)	(311)
Other non-current assets	174	539	30
Accounts payable and accrued expenses	1,689	(245)	1,417
Deferred revenues	608	6,427	3,139
Other liabilities	58	130	14

Net cash provided by operating activities	1,907	4,253	10,905
Investing activities
Payment of restricted cash	—	(41)	(9)
Purchase of short-term investments	(5,600)	(8,960)	(14,900)
Sale of short-term investments	6,400	8,810	7,950
Purchase of property and equipment	(1,208)	(1,071)	(2,314)
Acquisition of businesses, net of cash acquired of $715 in 2005	(924)	(943)	—
Payment of additional consideration for acquired businesses	—	(300)	(300)

Net cash used in investing activities	(1,332)	(2,505)	(9,573)
Financing activities
Proceeds from the exercise of common stock options	123	136	241
Repurchase of previously issued stock options	(46)	—	—
Principal payments on capital lease obligations	(1,029)	(1,228)	(1,622)

Net cash used in financing activities	(952)	(1,092)	(1,381)
Effect of exchange rate changes on cash	25	(36)	(43)

Net (decrease) increase in cash and cash equivalents	(352)	620	(92)
Cash and cash equivalents at beginning of year	4,856	4,504	5,124

Cash and cash equivalents at end of year	$4,504	$5,124	$5,032

Supplemental cash flow disclosures
Interest paid	$353	$314	$249
Capital lease obligations incurred	$—	$1,704	$2,707
Accretion of preferred stock	$2,141	$2,638	$3,179

The accompanying notes are an integral part of these consolidated financial statements.

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization

comScore, Inc. (the Company), a Delaware corporation incorporated in August 1999, provides a digital marketing intelligence platform that helps customers make better-informed business decisions and implement more effective digital business strategies. The Company’s products and solutions offer customers insights into consumer behavior, including objective, detailed information regarding usage of their online properties and those of their competitors, coupled with information on consumer demographic characteristics, attitudes, lifestyles and offline behavior.

The Company’s digital marketing intelligence platform is comprised of proprietary databases and a computational infrastructure that measures, analyzes and reports on digital activity. The foundation of the platform is data collected from a panel of more than two million Internet users worldwide who have granted to the Company explicit permission to confidentially measure their Internet usage patterns, online and certain offline buying behavior and other activities. By applying advanced statistical methodologies to the panel data, the Company projects consumers’ online behavior for the total online population and a wide variety of user categories.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated upon consolidation. The Company consolidates investments where it has a controlling financial interest as defined by Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, as amended by Statement of Financial Accounting Standards (SFAS) No. 94, Consolidation of all Majority-Owned Subsidiaries. The usual condition for controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule, ownership, directly or indirectly, of more than 50% of the outstanding voting shares is a condition indicating consolidation. For investments in variable interest entities, as defined by Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, the Company would consolidate when it is determined to be the primary beneficiary of a variable interest entity. The Company does not have any variable interest entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Reclassifications

Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents, Short-Term Investments, and Restricted Cash

Cash and cash equivalents and restricted cash consist of highly liquid investments with an original maturity of three months or less at the time of purchase. Cash, cash equivalents, and restricted cash consists primarily of money market accounts.

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-term investments, which consist principally of high-grade auction rate securities, are stated at fair market value, which approximates cost. These securities are accounted for as available-for-sale securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company typically has the option to re-invest in its short-term investments every 30 days. The Company uses the specific identification method to compute realized gains and losses on its short-term investments.

Restricted cash is comprised of a certificate of deposit that is collateral for a letter of credit pertaining to the security deposit for an operating lease.

Interest income on short-term investments was $100,000, $133,000 and $515,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company generally grants uncollateralized credit terms to its customers and maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Allowances are based on management’s judgment, which considers historical experience and specific knowledge of accounts where collectibility may not be probable. The Company makes provisions based on historical bad debt experience, a specific review of all significant outstanding invoices and an assessment of general economic conditions. If the financial condition of a customer deteriorates, resulting in an impairment of its ability to make payments, additional allowances may be required.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to five years. Assets under capital leases are recorded at their net present value at the inception of the lease and are included in the appropriate asset category. Assets under capital leases and leasehold improvements are amortized over the shorter of the related lease terms or their useful lives. Replacements and major improvements are capitalized; maintenance and repairs are charged to expense as incurred. Amortization of assets under capital leases is included within the expense category on the Statement of Operations in which the asset is deployed.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed when other businesses are acquired. The allocation of the purchase price to intangible assets and goodwill involves the extensive use of management’s estimates and assumptions, and the result of the allocation process can have a significant impact on future operating results. Under SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), intangible assets with finite lives are amortized over their useful lives while goodwill and indefinite lived assets are not amortized but are evaluated for potential impairment at least annually by comparing the fair value of a reporting unit, based on estimated future cash flows, to its carrying value including goodwill recorded by the reporting unit. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of the goodwill to its carrying value, and any impairment determined is recorded in the current period. In accordance with SFAS 142, all of the Company’s goodwill is associated with one reporting unit. Accordingly, on an annual basis the Company performs the impairment assessment for goodwill required under SFAS 142 at the enterprise level. The Company completed its annual impairment analysis for 2004, 2005 and 2006 and determined that there was no impairment of goodwill.

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible assets with finite lives are amortized using the straight-line method over the following useful lives:

Useful Lives (Years)

Non-compete agreements	3 to 4
Customer relationships	1 to 3
Acquired methodologies/technology	1 to 3
Trademarks and brands	2

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). Pursuant to SFAS 144, impairment is determined by comparing the carrying value of these long-lived assets to an estimate of the future undiscounted cash flows expected to result from the use of the assets and eventual disposition. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or valuation techniques such as the discounted present value of expected future cash flows, appraisals, or other pricing models as appropriate. There were no impairment charges recognized during the years ended December 31, 2004, 2005 and 2006. In the event that there are changes in the planned use of the Company’s long-term assets or its expected future undiscounted cash flows are reduced significantly, the Company’s assessment of its ability to recover the carrying value of these assets could change.

Foreign Currency Translation

The Company applies SFAS No. 52, Foreign Currency Translation, with respect to its international operations. The functional currency of the Company’s foreign subsidiaries is the local currency. All assets and liabilities are translated at the current exchange rate as of the end of the period, and revenues and expenses are translated at average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into U.S. dollars is included as a component of other comprehensive income. The Company incurred a foreign currency transaction loss of $96,000 for the year ended December 31, 2005 and a gain of $125,000 for the year ended December 31, 2006. These gains and losses related to U.S. dollar denominated cash accounts and accounts receivable held by the Company’s foreign subsidiaries. Foreign currency transaction losses were not material in 2004.

Business Segment Information

The Company is managed and operated as one business segment. A single management team reports to the chief operating decision maker who manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its services. The various products that the Company offers are all related to analyzing consumer behavior on the Internet. The same data source is used regardless of the product delivered. The Company’s expenses are shared and are not allocated to individual products. Accordingly, the Company does not accumulate discrete financial information by product line and does not have separately reportable segments as defined by SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information.

Revenue Recognition

The Company recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition (SAB 104). SAB 104 requires that four basic

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

criteria must be met prior to revenue recognition: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or the services have been rendered, (iii) the fee is fixed and determinable and (iv) collection of the resulting receivable is reasonably assured. Certain of the Company’s arrangements contain multiple elements, consisting of the various services the Company offers. These arrangements are accounted for in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The Company has determined that there is not objective and reliable evidence of fair value for any of its services and, therefore, accounts for all elements in multiple elements arrangements as a single unit of accounting and recognizes the total value of the arrangement on a straight-line basis over the longest contract term.

The Company generates revenues by providing access to the Company’s online database or delivering information obtained from the database, usually in the form of periodic reports. Revenues are typically recognized on a straight-line basis over the period in which access to data or reports are provided, which generally ranges from three to 24 months.

Revenues are also generated through survey services under contracts ranging in term from two months to one year. Survey services consist of survey and questionnaire design with subsequent data collection, analysis and reporting. Revenues are recognized on a straight-line basis over the estimated data collection period once the survey or questionnaire has been delivered. Any change in the estimated data collection period results in an adjustment to revenues recognized in future periods.

Generally, contracts are non-cancelable. A limited number of customers, however, have the right to cancel their contracts by providing a written notice of cancellation. In the event that a customer cancels its contract, the customer is not entitled to a refund for prior services, and will be charged for costs incurred plus services performed up to the cancellation date.

Costs of Revenues

Cost of revenues consists primarily of expenses related to the operating network infrastructure and the recruitment, maintenance and support of consumer panels. Expenses associated with these areas include the salaries, stock-based compensation and related expenses of network operations, survey operations, custom analytics and technical support departments, and are expensed as they are incurred. Cost of revenues also includes data collection costs for the products and operational costs associated with the Company’s data centers, including depreciation expense associated with computer equipment.

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, stock-based compensation, benefits, commissions and bonuses paid to the direct sales force and industry analysts, as well as costs related to online and offline advertising, product management, seminars, promotional materials, public relations, other sales and marketing programs, and allocated overhead, including rent and depreciation. All selling and marketing costs are expensed as they are incurred.

Research and Development

Research and development expenses include new product development costs, consisting primarily of compensation, stock-based compensation and related costs for personnel associated with research and development activities, and allocated overhead, including rent and depreciation.

General and Administrative

General and administrative expenses consist primarily of salaries, stock-based compensation and related expenses for executive management, finance, accounting, human capital, legal, information technology and

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other administrative functions, as well as professional fees, overhead, including allocated rent and depreciation and expenses incurred for other general corporate purposes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short term investments and accounts receivable. Cash equivalents are held at financial institutions, which are regarded as highly creditworthy. Short term investments consist of high-grade auction rate securities which the Company has the option to re-invest in every 30 days. With respect to accounts receivable, credit risk is mitigated by the Company’s ongoing credit evaluation of its customers’ financial condition.

For the years ended December 31, 2004, 2005 and 2006, one customer accounted for 5%, 14% and 12%, respectively, of total revenues. No customer accounted for more than 10% of accounts receivable as of December 31, 2005 and 2006.

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense, which is included in sales and marketing expense, totaled $84,000, $58,000 and $210,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment (SFAS 123R), which requires companies to expense the estimated fair value of employee stock options and similar awards. This statement is a revision to SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), supersedes Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows.

Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of APB 25, and related interpretations, as permitted by SFAS 123. Effective January 1, 2006, the Company adopted SFAS 123R, including the fair value recognition provisions, using the prospective method. Under SFAS 123R, a non-public company that previously used the minimum value method for pro forma disclosure purposes is required to adopt the standard using the prospective method. Under the prospective method, all awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123R. As a result, stock-based awards granted prior to the date of adoption of SFAS 123R will continue to be accounted for under APB 25 with no recognition of stock-based compensation in future periods, unless such awards are modified or settled. Subsequent to the adoption of SFAS 123R, the Company estimates the value of stock-based awards on the date of grant using the Black-Scholes option-pricing model. For stock-based awards subject to graded vesting, the Company has utilized the straight-line ratable method for allocating compensation cost by period. For the year ended December 31, 2006, the Company recorded stock-based compensation expense of $198,000 in accordance with SFAS 123R.

Cumulative Effect of Change in Accounting Principle

Effective July 1, 2005, the Company adopted the provisions of FASB Staff Position No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5), an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150). Pursuant to FSP 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

classified as liabilities on the consolidated balance sheet at fair value.

Upon adoption of FSP 150-5, the Company reclassified the carrying value of its warrants to purchase shares of its redeemable convertible preferred stock from mezzanine equity to a liability and recorded a cumulative effect charge of approximately $440,000 for the change in accounting principle to record the warrants at fair value on July 1, 2005. The Company recorded additional charges of approximately $14,000 to reflect the increase in fair value between July 1, 2005 and December 31, 2005. In the year ended December 31, 2006, the Company recorded approximately $224,000 of charges to reflect the increase in fair value between January 1, 2006 and December 31, 2006. The Company will continue to adjust the liabilities for changes in fair value until the earlier of the exercise of the warrants to purchase shares of its redeemable convertible preferred stock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders’ equity (deficit).

The pro forma effect of the adoption of FSP 150-5 on the results of operations for fiscal years 2004 and 2005 if applied retroactively, assuming FSP 150-5 had been adopted in these years, has not been disclosed as these amounts would not be materially different from the reported amounts.

Comprehensive (Loss) Income

Comprehensive (loss) income includes net (loss) income as well as the effects of foreign currency translation loss adjustments reflected in the table below:

	Years Ended December 31,
	2004	2005	2006
	(In thousands)

Comprehensive (loss) income:
Net (loss) income	$(3,226)	$(4,422)	$5,669
Other comprehensive loss:
Foreign currency cumulative translation adjustment	(19)	(35)	(51)

Total comprehensive (loss) income	$(3,245)	$(4,457)	$5,618

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes are provided for temporary differences in recognizing certain income, expense and credit items for financial reporting purposes and tax reporting purposes. Such deferred income taxes primarily relate to the difference between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized.

Earnings Per Share

The Company computes earnings per share in accordance with the provisions of FASB No. 128, Earnings Per Share (SFAS 128). The Company has issued shares of common stock in connection with business acquisitions (see Note 3) that give the holders the right to require the Company to repurchase the shares at a fixed price at a specified future date (“Common Stock Subject to Put”). The difference between the fair value

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the shares of Common Stock Subject to Put on the issuance date and the price at which the Company may be required to repurchase those shares is being accreted over the period from issuance to the first date at which the Company could be required to repurchase the shares as a dividend to the holders. EITF Topic D-98, Classification and Measurement of Redeemable Securities (EITF D-98) states that when a common shareholder has a contractual right to receive, at share redemption, an amount that is other than fair value, such shareholder has received, in substance, a preferential distribution. Under SFAS 128, entities with capital structures that include classes of common stock with different dividend rates are required to apply the two-class method of calculating earnings per share. Accordingly, the Company calculates earnings per share for its common stock and its Common Stock Subject to Put using a method akin to the two-class method under SFAS 128.

In addition, the Company’s series of convertible redeemable preferred stock are considered participating securities as they are entitled to an 8% noncumulative preferential dividend before any dividends can be paid to common stockholders. The Company includes its participating preferred stock in the computation of earnings per share using the two-class method in accordance with EITF 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128 (EITF 03-06).

The two-class computation method for each period allocates the undistributed earnings or losses to each participating security based on their respective rights to receive dividends. In addition to undistributed earnings or losses, the accretion to their redemption or put prices is also allocated to the Common Stock Subject to Put and the convertible redeemable preferred stock. In periods of undistributed losses, all losses are allocated to common stock in accordance with EITF 03-06 as the holders of Common Stock Subject to Put and participating preferred stock are not required to fund losses nor are their redemption or put prices reduced as a result of losses incurred. In periods of undistributed income, income is first allocated to the participating preferred stock for their preferential dividend, currently $7.1 million per annum. Any undistributed earnings remaining are then allocated to holders of common stock, Common Stock Subject to Put and preferred stock (assuming conversion) on a pro rata basis. The total earnings or losses allocated to each class of common stock are then divided by the weighted-average number of shares outstanding for each class of common stock to determine basic earnings per share. EITF 03-06 does not require the presentation of basic and diluted earnings per share for securities other than common stock; therefore, earnings per share is only computed for the Company’s common stock.

Diluted earnings per share for common stock reflects the potential dilution that could result if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per share assumes the exercise of stock options and warrants using the treasury stock method and the conversion of the Company’s convertible preferred stock using the if-converted method. No potentially dilutive securities are convertible or exercisable into shares of Common Stock Subject to Put.

For all periods presented, all potentially dilutive securities have been excluded from earnings per share calculations as their effect would have been anti-dilutive. The following is a summary of common stock equivalents for the securities outstanding during the respective periods that have been excluded from the earnings per share calculations:

	Year Ended December 31,
	2004	2005	2006

Stock options	8,950,177	14,104,727	13,750,111
Convertible preferred stock warrants	565,643	565,643	565,643
Common stock warrants	1,948,660	1,994,800	576,786
Convertible preferred stock	86,286,744	86,286,744	86,286,744

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of basic and diluted EPS:

	Year Ended December 31,
	2004	2005	2006
	(In thousands, except share and per share data)

Calculation of basic and diluted net income per share — two class method:
Net (loss) income	$(3,226)	$(4,422)	$5,669
Accretion of redeemable preferred stock	(2,141)	(2,638)	(3,179)
Accretion of common stock subject to put	(32)	(133)	(138)

Undistributed (loss) earnings	(5,399)	(7,193)	2,352
Allocation of undistributed (loss) earnings:
Common stock
Earnings before cumulative effect of change in accounting principle	(5,399)	(6,753)	—
Cumulative effect of change in accounting principle	—	(440)	—
Common stock subject to put	—	—	—
Preferred stock	—	—	2,352

Total allocated (loss) earnings	$(5,399)	$(7,193)	$2,352

Net (loss) income attributable to common stockholders per common share:
Basic and diluted	$(0.38)	$(0.46)	$0.00
Cumulative effect of change in accounting principle	$0.00	$(0.03)	$0.00
Weighted average shares outstanding — common stock basic and diluted	14,358,561	15,650,969	19,236,064
Net (loss) income attributable to common stockholders per common share subject to put:
Basic and diluted	$0.07	$0.08	$0.08
Weighted average shares outstanding — common stock subject to put basic and diluted	457,596	1,738,172	1,738,172

Fair Value of Financial Instruments

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. Cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and capital lease obligations reported in the consolidated balance sheets equal or approximate their respective fair values. The fair value of the Company’s preferred stock warrants liabilities, convertible preferred stock and common stock subject to put is not practicable to determine, as no quoted market price exists for these instruments. The convertible preferred stock will be converted into common stock of the Company upon consummation of a qualified initial public offering.

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109. This interpretation clarifies the accounting for income taxes by prescribing that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax provisions that meet the more-likely-than-not recognition threshold should be measured as the largest amount of tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition, and explicitly excludes income taxes from the scope of SFAS No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the effect of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The purpose of this statement is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company as of January 1, 2008 and are applied prospectively. The Company is currently evaluating the potential impact of adopting this new guidance on its results of operations and financial position.

3.	Acquisitions

Q2 Brand Intelligence, Inc.

On July 28, 2004, the Company acquired the outstanding stock of Denaro and Associates, Inc, otherwise known as Q2 Brand Intelligence, Inc. (Q2), to improve the Company’s ability to provide customers more robust custom research integrated with its underlying digital marketing intelligence platform. The total cost of the acquisition was $3,336,000, which included cash of $873,000, the issuance of 1,060,000 shares of restricted common stock valued at $2,412,000 and related costs incurred in the amount of $51,000. The former sole shareholder of Q2 is entitled to receive up to an additional $600,000 in cash based on the entity’s achievement of certain performance criteria. No amounts were earned as of December 31, 2004. In 2005 and 2006, the performance criteria were met and the Company paid $300,000 each year which was recorded as additional goodwill.

The Company accounted for the acquisition as a purchase in accordance with SFAS No. 141, Business Combinations (SFAS 141). Accordingly, the results of operations of Q2 have been included in the accompanying consolidated financial statements since the purchase date. In accordance with SFAS 141, the purchase price was allocated to the assets and liabilities of Q2 based on their estimated fair values.

The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed at the date of acquisition:

(In thousands)

Accounts receivable	$917
Prepaids and other	24
Property and equipment	60

Total assets acquired	1,001
Accounts payable and accrued expenses	511
Deferred revenues	58

Net tangible assets acquired	$432

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The common stock issued to the former sole shareholder of Q2 is subject to a restricted stock agreement that includes a put right at a price of $2.50 per share to be effective for a ninety-day period beginning on the third anniversary of the closing date. The Company has valued the common stock subject to put at fair value on the date of issuance. The carrying value of the common stock subject to the put right is being accreted to the put obligation over the three year term using the effective interest rate method. For the years ended December 31, 2004, 2005 and 2006, the Company accreted a total of $32,000, $78,000 and $80,000, respectively.

The non-tangible portion of the purchase price, including the payment of the contingent purchase consideration, was allocated as follows:

(In thousands)

Trademarks and brands	$338
Non-compete agreements	112
Customer relationships	1,249
Goodwill	1,364
Acquired methodology	451

Acquired trademarks and brand names were initially determined to have an indefinite life and, therefore, were not amortized. In July 2005, the Company determined that the trademarks and brand names would be phased out over the next six months so that the services could be branded under the Company’s name. At the time of the decision, there were no indicators of impairment. Accordingly, the asset was amortized on a straight-line basis over its remaining six month useful life. The change in the estimated useful life resulted in additional amortization expense of $290,000 for the year ended December 31, 2005. Acquired methodology and customer relationships are being amortized on a straight-line basis over one to three years. The non-compete agreement is being amortized on a straight-line basis over four years.

SurveySite, Inc.

On January 4, 2005, the Company acquired the assets and assumed certain liabilities of SurveySite Inc., or SurveySite. Through this acquisition, the Company acquired proprietary data-collection technology and increased customer penetration and revenues in the survey business. The total cost of the acquisition was $3.6 million, which included cash of $1.7 million, the payment of additional purchase consideration of $132,000, the issuance of 678,172 shares of restricted common stock valued at $1.6 million and related costs incurred and adjustments in the amount of $111,000.

The Company accounted for the acquisition as a purchase in accordance with SFAS 141. Accordingly, the results of operations of SurveySite have been included in the accompanying consolidated financial statements since the purchase date. In accordance with SFAS 141, the purchase price was allocated to the assets and liabilities of SurveySite based on their estimated fair values. Based on this analysis, the fair value of the identifiable tangible and intangible assets exceeded the cost of the acquired business by approximately $790,000. Therefore, in accordance with SFAS 141, the Company reduced, on a pro rata basis, the value attributed to certain assets acquired.

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed at the date of acquisition:

(In thousands)

Cash	$715
Accounts receivable	606
Prepaid expense and other current assets	90
Property and equipment	283

Total assets acquired	1,694
Accounts payable and accrued expenses	245
Deferred revenues	480
Deferred tax liability	356

Net tangible assets acquired	$613

The former shareholders of SurveySite are entitled to receive $132,000 based on the entity’s achievement of certain performance criteria. The performance criteria was achieved as of December 31, 2005 and the performance criteria was also expected to be achieved in 2006, therefore, the total contingent purchase consideration was paid in January 2006 and is included in the purchase price. The common stock issued is subject to a restricted stock agreement that includes a put right at a price of $2.67 per share to be effective for a ninety-day period beginning on the third anniversary of the closing date. The Company has valued the common stock subject to put at fair value on the date of issuance. The carrying value of the common stock subject to the put right is being accreted to the put obligation over the three year term using the effective interest rate method. For the year ended December 31, 2005 and 2006, the Company accreted a total of $55,000 and $58,000, respectively.

The non-tangible portion of the purchase price, including the payment of the contingent purchase consideration, was allocated as follows:

(In thousands)

Trademarks	$323
Non-compete agreements	213
Customer relationships	2,228
Acquired methodologies/technology	237

Acquired methodology and customer relationships are being amortized on a straight-line basis over six months to three years. The trademarks and non-compete agreements are being amortized on a straight-line basis over two and three years, respectively.

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment

Property and equipment, including equipment under capital lease obligations, consists of the following:

	December 31
	2005	2006
	(In thousands)

Computer equipment	$15,165	$14,855
Computer software	3,220	2,816
Office equipment and furniture	1,178	1,159
Leasehold improvements	832	1,079

	20,395	19,909
Less: accumulated depreciation and amortization	(15,915)	(12,929)

	$4,480	$6,980

Property and equipment financed through capital lease obligations, consisting of computer equipment, totaled $4.5 million and $4.6 million at December 31, 2005 and 2006, respectively. At December 31, 2005 and 2006, accumulated depreciation related to property and equipment financed through capital leases totaled $2.2 million and $1.1 million, respectively. During the year ended December 31, 2006, $3.2 million of fully depreciated assets were written off. In addition, $2.6 million of assets financed through capital leases terminated and were subsequently returned and written off.

For the years ended December 31, 2004, 2005 and 2006, total depreciation expense was $2.4 million, $2.7 million and $2.9 million, respectively.

5.	Goodwill and Intangible Assets

	December 31
	2005	2006
	(In thousands)

Goodwill	$1,064	$1,364

Intangible assets consist of the following:
Trademarks and brands	$662	$662
Non-compete agreements	326	326
Customer relationships	3,467	3,467
Acquired methodologies/technology	688	688

Total intangible assets	5,143	5,143
Accumulated amortization	(2,788)	(4,160)

Intangible assets, net	$2,355	$983

Amortization expense related to intangible assets was approximately $356,000, $2.4 million and $1.4 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Future expected amortization of intangible assets as of December 31, 2006, is as follows:

(In thousands)

2007	$967
2008	16

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted average amortization period by major asset class as of December 31, 2006, is as follows:

(In years)

Trademarks and brands	1.7
Non-compete agreements	3.4
Customer relationships	2.7
Acquired methodologies/technology	2.0

6.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2005	2006
	(In thousands)

Accrued payroll and related	$2,428	$3,118
Other	1,757	2,902

	$4,185	$6,020

7.	Commitments and Contingencies

Leases

In December 2006, the Company entered into an equipment lease agreement with Banc of America Leasing & Capital, LLC to finance the purchase of new hardware and other computer equipment as the Company continues to expand its technology infrastructure in support of its business growth. This agreement includes a $5.0 million line of credit available through December 31, 2007; its initial utilization of this credit facility was to establish an equipment lease for approximately $2.9 million bearing interest at a rate of 7.75% per annum. The base term for this lease is three years and includes a nominal charge in the event of prepayment. Assets acquired under the equipment leases secure the obligations.

In addition to equipment financed through capital leases, the Company is obligated under various noncancelable operating leases for office facilities and equipment. These leases generally provide for renewal options and escalation increases. Future minimum payments under noncancelable lease agreements with initial terms of one year or more as of December 31, 2006 are as follows:

	Capital Leases	Operating Leases
	(In thousands)

2007	$1,986	$2,009
2008	1,418	1,383
2009	1,014	680
2010	—	377
2011	—	383
Thereafter	—	226

Total minimum lease payments	4,418	$5,058

Less amount representing interest	(431)

Present value of net minimum lease payments	3,987
Less current portion	(1,726)

Capital lease obligations, long-term	$2,261

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total rent expense was $1.9 million, $2.5 million and $2.6 million for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company is required to maintain a letter of credit in the amount of approximately $256,000 as additional security deposit pertaining to an operating lease.

In June 2003, the Company modified its lease for its corporate headquarters resulting in (i) a reduction in the space rented, (ii) the lease termination date being revised from January 2011 to June 2008, and (iii) a reduction in the monthly lease rate. In connection with the modification, the Company relinquished its security deposit on the original lease and made certain cash payments which totaled $2.0 million. The Company has treated the modification payments, net of a deferred rent liability of approximately $300,000 associated with the vacated space, as prepaid rent and is recognizing the amount over the remaining lease term. The prepaid lease balance at December 31, 2005 and 2006 was approximately $665,000 and $386,000, respectively. The short-term portion is included in Prepaid Expenses and Other Current Assets and the long-term portion is included in Other Non-Current Assets in the Consolidated Balance Sheets.

Contingencies

The Company has no asserted claims, but is from time to time exposed to unasserted potential claims encountered in the normal course of business. Although the outcome of any legal proceedings cannot be predicted with certainty, management believes that the final resolution of these matters will not materially affect the Company’s financial position or results of operations.

8.	Income Taxes

Income tax expense (benefit) is comprised of the following:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Current:
Federal	$—	$—	$147
State	—	—	—
Foreign		—	—

Total	—	—	147
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	(182)	(97)

Total	—	(182)	(97)

Income tax expense (benefit)	—	(182)	50

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the statutory United States income tax rate to the effective income tax rate follows:

	Year Ended December 31,
	2004	2005	2006

Statutory federal tax rate	34.0%	34.0%	34.0%
Nondeductible items	(0.9)	(1.2)	3.4
State tax rate, net of federal benefit	4.5	2.6	5.6
Foreign	—	0.4	(0.2)
Change in valuation allowance	(37.6)	(31.2)	(41.9)

Effective tax rate	0.0%	4.6%	0.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows:

	December 31
	2005	2006
	(In thousands)

Deferred tax asset:
Net operating loss	$34,498	$31,580
Tax credits	—	147
Accrued vacation and bonus	96	197
Deferred revenues	708	438
Acquired intangibles	287	673
Depreciation	345	525
Deferred rent	103	96
Other	102	90

Total deferred tax assets	36,139	33,746
Deferred tax liabilities:
Intangibles	(174)	(77)
Less valuation allowance	(36,139)	(33,746)

Net deferred tax liability	$(174)	$(77)

As of December 31, 2005 and 2006, the Company had both federal and state net operating loss carryforwards for tax purposes of approximately $88.5 million and $81.2 million, respectively, which begin to expire in 2020 for federal and began to expire in 2006 for state income tax reporting purposes. In addition, at December 31, 2005 and 2006, the Company had net operating loss carryforwards for tax purposes related to our foreign subsidiaries of $966,000 and $703,000, respectively, which begin to expire in 2010.

Under the provisions of the Internal Revenue Code Section 382, certain substantial changes in the Company’s ownership may result in a limitation on the amount of U.S. net operating loss carryforwards which could be utilized annually to offset future taxable income and taxes payable. Additionally, despite the net operating loss carryforward, the Company may have a future tax liability due to alternative minimum tax, foreign tax or state tax requirements.

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance is required. Such factors include the lack of a significant history of profits, recent increases in expense levels to support the Company’s growth, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, and the lack of carryback capacity to realize deferred tax assets.

9.	Convertible Preferred Stock

The Company’s certificate of incorporation provides for the issuance of 9,187,500 shares of Series A Preferred Stock (Series A), 3,535,486 shares of Series B Preferred Stock (Series B), 13,355,052 shares of Series C Preferred Stock (Series C), 357,144 shares of Series C-1 Preferred Stock (Series C-1), 22,238,042 shares of Series D Preferred Stock (Series D) and 25,000,000 shares of Series E Preferred Stock (Series E).

The Series E ranks senior to all other classes of capital stock, with the exception of the Incentive Plan (see Note 11), on a distribution of assets upon liquidation, dissolution, or winding up of the Company. Upon such event, each share of Series E is entitled to a liquidation preference equal to 1.63 times the original purchase price of $0.50 per share. In addition, each share of Series E is entitled to participate in any distribution pari passu with all classes of stock after $88,392,465 (the Cap Amount) has been distributed to the holders of Series A through Series D preferred stock. The assets distributed to each share of Series E upon liquidation, dissolution or winding up of the Company shall not exceed five times the original purchase price of $0.50 per share. Series E is convertible into common stock at a conversion price equal to the original issuance price, subject to adjustment.

The holders of Series E are entitled to dividends in preference to any class of capital stock of the Company at an annual rate of 8.0%. Following payment of any dividends to holders of Series E, holders of Series D are entitled to dividends in preference to any class of stock other than Series E at an annual rate of 8%. Following the payment of any dividends to the holders of Series D, holders of Series A, Series B, Series C and Series C-1 are entitled to dividends in preference to common stockholders at an annual rate of 8%. All dividends are noncumulative and are paid only when, if, and as declared by the Board of Directors. No dividend shall be paid on shares of common stock in any fiscal year unless (i) the noncumulative preferential dividends of the preferred stock have been paid in full and (ii) the holders of preferred stock participate in any such dividend on common stock on a pro rata basis assuming conversion of all preferred stock into common stock.

The Series A, B, C, C-1 and D (Series A-D) each has a liquidation preference senior to the common stock. In the event of any liquidation, dissolution, or winding up of the Company, each Series A-D share is entitled to a liquidation preference equal to a portion of the Cap Amount. The portion of the Cap Amount to which each share of Series A, B, C and C-1 is entitled is equal to the original purchase price for such share (plus all declared and unpaid dividends) multiplied by an adjustment factor set forth in the certificate of incorporation. The portion of the Cap Amount to which each share of Series D is entitled is equal to the original issue price (plus all declared and unpaid dividends) plus a 25% premium, compounded annually (but such total not to exceed 250% of the original issue price) multiplied by an adjustment factor set forth in the certificate of incorporation. The original purchase price per share for Series A, Series B, Series C, Series C-1 and Series D was $1.00, $4.90, $2.27, $1.40 and $0.90, respectively. After the payment of the liquidation preference to the Series A-D, each share of Series A-D is entitled to participate in any distribution pari passu with all classes of stock. The assets distributed to each share of Series A-D upon liquidation, dissolution, or winding up of the Company shall not exceed 2.5 times the original purchase price of such shares.

Upon the occurrence of a Liquidation Event, defined as a consolidation, merger, or sale of the Company, Management shall be entitled to receive the first 10% of any liquidation proceeds pursuant to an Incentive Plan (see Note 11). The distribution of such proceeds shall be to the Incentive Plan participants (senior

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

management and Company’s founders) based on both their respective equity ownership in the Company and a variable percentage which is subject to Board approval.

As a result of the issuance of Series E, the conversion prices of the Series A, Series B, Series C, Series C-1 and Series D were adjusted to the following rates: Series A $0.86 per share, Series B $2.47 per share, Series C $1.50 per share, Series C-1 $1.18 per share and Series D of $0.80 per share.

Each share of preferred stock is convertible at any time into shares of common stock based on the conversion price then in effect. Conversion is automatic in the event of a public offering of common stock at a price of at least $2.50 per share with gross proceeds of at least $25 million. Each holder of preferred stock is entitled to the number of votes equal to the number of whole shares of common stock into which the shares held by the holder are then convertible at each meeting of the stockholders of the Company. All series of preferred stock have anti-dilution protection in the event the Company issues shares at a purchase price less than $0.50.

All classes of preferred stock are redeemable by the holder on or after August 1, 2008. Series E ranks senior to all other classes of stock and may be redeemed at 1.63 times its original purchase price plus all declared but unpaid dividends. The aggregate redemption value for the Series A-D shares is equal to the Cap Amount. In the event that any series of preferred stock is converted into common stock prior to redemption, the aggregate redemption value of the remaining series of preferred stock remains equal to the Cap Amount. The redemption value for the Series A-D shares is equal to the liquidation preference in effect on the redemption date for each series of preferred stock as adjusted by a formula set forth in the certificate of incorporation. Upon the initiation of the Cap Amount, the carrying values of Series A, Series B, Series C and Series C-1 were in excess of their individual redemption values. The carrying value of Series D was below its individual redemption value. The differences between the carrying value of each series of preferred stock and its respective redemption value (as adjusted for the Cap Amount for Series A-D) is being accreted as preferred stock dividends using the interest method over the period to the redemption date. Such accretion amounted to $2.1 million, $2.6 million and $3.2 million for the years ended December 31, 2004, 2005 and 2006, respectively.

10.	Convertible Preferred Stock Warrants

In prior years, the Company issued fully vested warrants to purchase 486,608 shares of preferred stock in connection with a master lease and various equipment lease agreements. The exercise prices of the warrants range from $0.50 to $4.90 per share and the warrants expire 10 years from the date of issue. The Company recorded the fair value of the warrants totaling $383,000 as deferred financing costs with an offset to warrants to purchase redeemable preferred stock. The fair value of the warrants was estimated using the Black-Scholes option pricing model. The deferred financing costs are being amortized to interest expense over the respective agreement on a straight line basis. For each of the years ended December 31, 2004, 2005 and 2006, the Company recorded $33,000 in interest expense.

Upon adoption of FSP 150-5 (July 1, 2005), the Company reclassified the carrying value of its warrants to purchase shares of its convertible preferred stock from mezzanine equity to a liability and adjusted the warrants to fair value. The fair value of the convertible preferred stock warrants at December 31, 2005 and 2006 was approximately $781,000 and $1.0 million, respectively. The fair value of warrants was estimated using the Black-Scholes option pricing model.

11.	Stockholders’ Deficit

1999 Stock Option Plan

In September 1999, the Company established the 1999 Stock Option Plan (the Plan) under which eligible employees and nonemployees may be granted options to purchase shares of the Company’s common stock.

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Plan provides for the issuance of a maximum of 26.8 million shares of common stock. The exercise price is determined by the Board of Directors, which is generally equal to fair value for incentive stock options and is determined on a per-grant basis for nonqualified options. The vesting period of options granted under the Plan is determined by the Board of Directors, generally ratably over a four-year period. The options expire 10 years from the date of the grant. As of December 31, 2006, 5,316,147 shares were available for grant under the plan.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R using the prospective transition method, which requires the Company to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the following: (1) the grant-date fair value of stock option awards granted or modified beginning January 1, 2006; and (2) the balance of deferred stock-based compensation related to stock option awards granted prior to January 1, 2006, which was calculated using the intrinsic-value method as previously permitted under APB 25. Results for prior periods have not been restated.

In connection with the adoption of SFAS 123R, the Company estimates the fair value of stock option awards granted beginning January 1, 2006 using the Black-Scholes option-pricing formula and a single option award approach. The Company then amortizes the fair value of awards expected to vest on a straight-line basis over the requisite service periods of the awards, which is generally the period from the grant date to the end of the vesting period. The weighted-average expected option term for options granted during the year ended December 31, 2006 was calculated using the simplified method described in SAB No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period. Estimated volatility for the year ended December 31, 2006 also reflected the application of SAB No. 107 interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award. The Company used historical data to estimate the number of future stock option forfeitures.

As a result of adopting SFAS 123R on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006 was $198,000 less than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted net income per common share for the year ended December 31, 2006 would have been unaffected if the Company had not adopted SFAS 123R. As of December 31, 2006, total unrecognized compensation expense related to non-vested stock options, granted prior to that date is estimated at $1.3 million, which the Company expects to recognize over a weighted average period of approximately 1.86 years. Total unrecognized compensation expense as of December 31, 2006 is estimated based on outstanding non-vested stock options and may be increased or decreased in future periods for subsequent grants or forfeitures. The following are the weighted-average assumptions used in valuing the stock options granted during the year ended December 31, 2006, and a discussion of the Company’s assumptions.

Dividend yield	0.00%
Expected volatility	63.37%
Risk-free interest rate	4.76%
Expected life of options (in years)	6.02

Dividend yield — The Company has never declared or paid dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

Expected volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company has used the historical volatility of its peer group to estimate expected volatility. The peer group includes companies that are similar in revenue size, in the same industry or are competitors.

Risk-free interest rate — This is the average U.S. Treasury rate (with a term that most closely resembles the expected life of the option) for the quarter in which the option was granted.

Expected life of the options — This is the period of time that the options granted are expected to remain outstanding. This estimate is derived from the average midpoint between the weighted average vesting period and the contractual term as described in the SAB No. 107.

The weighted average grant date fair value of options granted during the year ended December 31, 2006 was $0.86. Options granted in the years ended December 31, 2004 and 2005 were issued prior to the adoption of SFAS 123R. The total fair value of shares vested during the year ended December 31, 2006 was $178,000.

A summary of the Plan is presented below:

		Weighted-Average
	Number of Shares	Exercise Price

Options outstanding at December 31, 2003	8,909,016	$0.12
Options granted	9,281,457	0.07
Options exercised	2,403,710	0.05
Options forfeited	481,733	0.15
Options expired	164,630	0.97

Options outstanding at December 31, 2004	15,140,400	0.09
Options granted	4,194,511	0.70
Options exercised	1,531,888	0.09
Options forfeited	878,210	0.22
Options expired	59,999	0.33

Options outstanding at December 31, 2005	16,864,814	0.23
Options granted	1,713,550	1.45
Options exercised	3,263,373	0.07
Options forfeited	1,509,284	0.45
Options expired	186,007	0.56

Options outstanding at December 31, 2006	13,619,700	0.40

Options exercisable at December 31, 2006	7,050,519	0.24

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
			Weighted-			Weighted-
		Weighted-	Average		Weighted-	Average
		Average	Remaining		Average	Remaining
	Options	Exercise	Contractual	Options	Exercise	Contractual
Exercise Price	Outstanding	Price	Life	Exercisable	Price	Life

$0.01 – $0.50	9,791,048	$0.11	6.4	6,079,905	$0.11	5.9
0.51 – 1.00	2,414,903	0.87	8.5	741,666	0.85	8.1
1.01 – 1.50	896,639	1.50	8.9	171,228	1.50	7.4
1.51 – 2.00	517,110	1.75	9.3	57,720	1.83	6.8

	13,619,700	0.40	7.0	7,050,519	0.24	6.2

The aggregate intrinsic value of options exercised for the years ended December 31, 2004, 2005 and 2006 was $1,747, $1,072,511 and $3,699,292, respectively. The aggregate intrinsic value for all options outstanding under the Company’s stock plans as of December 31, 2006 was $18,454,548. The aggregate intrinsic value for options exercisable under the Company’s stock plans as of December 31, 2006 was $10,665,346.

During 2003, the Company initiated an offer to exchange certain outstanding incentive stock options. Employees had the option to exchange all outstanding incentive stock options to purchase shares of the Company’s common stock that had an exercise price equal to or greater than $0.10 for new options with an exercise price equal to fair market value of the common stock to be granted the first business day that was six months and one day after the cancellation date. Employees tendered options to purchase 4,919,090 shares of common stock during the offer period. In April 2004, 4,436,009 stock options were granted in connection with the tender offer.

Incentive Plan

In connection with the Series E offering, the Company created a management incentive plan (the Incentive Plan) for certain officers, founders and key employees of the Company. Under the terms of the Incentive Plan, up to 10% of any liquidation proceeds from the consolidation, merger, or sale of the Company will be distributed to the plan participants. Of the potential payout to a plan participant, 75% is based on a pre-determined formula with the remaining 25% of the payout at the discretion of the administrators of the Incentive Plan. The potential payout is reduced by any amounts the participant would receive in the liquidation through stock option exercises or stock ownership. The Incentive Plan terminates upon a qualifying initial public offering of the Company’s common stock.

Common Stock Warrants

In prior years, the Company has granted an aggregate of 2,016,842 warrants to purchase common stock. The common stock warrants begin to expire in February 2006 through to April 2015 with exercise prices ranging from $0.60 to $4.90. As of December 31, 2006, warrants to purchase 310,282 shares of common stock were outstanding.

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shares Reserved for Issuance

At December 31, 2006, the Company has reserved for future issuance the following shares of common stock upon conversion of preferred stock and the exercise of options and warrants:

Series A	10,683,130
Series B	6,902,114
Series C	20,023,442
Series C-1	423,730
Series D	24,248,733
Series E	24,005,548
Common stock available for future issuances under the Plan	5,316,147
Common stock available for outstanding options	13,619,700
Common stock warrants	310,282

105,532,826

In addition, the Company has reserved 111,579 Series B shares, 214,062 Series D shares and 240,000 Series E shares pursuant to outstanding warrants.

12.	Employee Benefit Plans

The Company has a 401(k) Plan for the benefit of all employees who meet certain eligibility requirements. This plan covers substantially all of the Company’s full-time employees. The Company made $181,000 and $221,000 in contributions to the 401(k) Plan for the year ended December 31, 2005 and 2006, respectively. No contributions were made for the year ended December 31, 2004.

13.	Related Party Transactions

On August 1, 2003, the Company entered into a Licensing and Services Agreement with a counterparty that until November 27, 2006 was a stockholder of the Company. Pursuant to the terms of the Licensing and Services Agreement, the Company granted the counterparty a license to certain digital marketing intelligence data and products. In each of 2004, 2005 and 2006, the Company recognized revenues of $3 million. In relation to this counterparty, there were no outstanding amounts included in our accounts receivable balance as of December 31, 2004, 2005 and 2006.

14.	Geographic Information

The Company attributes revenues to customers based on the location of the customer. The composition of the Company’s sales to unaffiliated customers between those in the United States and those in other locations for each year is set forth below:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

United States	$33,096	$46,900	$60,550
Canada	1,798	2,479	3,150
United Kingdom/Other	—	888	2,593

Total Revenues	$34,894	$50,267	$66,293

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The composition of the Company’s property, plant and equipment between those in the United States and those in other countries as of the end of each year is set forth below:

	December 31,
	2005	2006
	(In thousands)

United States	$4,063	$6,525
Canada	413	305
United Kingdom	4	150

Total	$4,480	$6,980

15.	Quarterly Financial Information (Unaudited)

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(In thousands, except share and per share data)

Revenues	$11,135	$13,150	$12,953	$13,029	$14,985	$16,906	$16,165	$18,237

Cost of revenues(1)	3,936	4,863	4,602	4,817	5,148	5,205	4,977	5,230
Selling and marketing(1)	4,234	4,813	4,821	5,085	5,345	5,323	5,171	5,634
Research and development(1)	1,678	1,876	1,908	1,954	2,137	2,258	2,273	2,341
General and administrative(1)	1,489	1,804	1,779	2,017	1,918	2,176	1,897	2,302
Amortization	621	603	612	601	371	333	333	334

Total expenses from operations	11,958	13,959	13,722	14,474	14,919	15,295	14,651	15,841

(Loss) income from operations	(823)	(809)	(769)	(1,445)	66	1,611	1,514	2,396
Interest (expense) income, net	(58)	(71)	(39)	(40)	11	23	84	113
(Loss) gain from foreign currency	(21)	(1)	(72)	(2)	6	(33)	3	149
Revaluation of preferred stock warrant liabilities	—	—	(6)	(8)	2	(211)	(6)	(9)

(Loss) income before income taxes and cumulative effect of change in accounting principle	(902)	(881)	(886)	(1,495)	85	1,390	1,595	2,649
(Benefit) provision for income taxes	(53)	(52)	(38)	(39)	—	—	—	50

Net (loss) income before cumulative effect of change in accounting principle	(849)	(829)	(848)	(1,456)	85	1,390	1,595	2,599
Cumulative effect of change in accounting principle	—	—	(440)	—	—	—	—	—

Net (loss) income	(849)	(829)	(1,288)	(1,456)	85	1,390	1,595	2,599
Accretion of redeemable preferred stock	(611)	(643)	(675)	(709)	(742)	(777)	(812)	(848)

Net (loss) income attributable to common stockholders	$(1,460)	$(1,472)	$(1,963)	$(2,165)	$(657)	$613	$783	$1,751

COMSCORE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(In thousands, except share and per share data)

Net (loss) income attributable to common stockholders	$(1,493)	$(1,505)	$(1,996)	$(2,199)	$(691)	$579	$748	$1,716
Net (loss) income attributable to common stockholders per common share:
Basic and diluted	$(0.10)	$(0.10)	$(0.13)	$(0.14)	$(0.04)	$0.00	$0.00	$0.00
Weighted-average number of shares used in per share calculation — common stock
Basic and diluted	15,256,120	15,608,104	15,752,664	15,977,938	18,049,639	19,217,897	19,790,295	19,860,437
Net (loss) income attributable to common stockholders per common share subject to put:	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02
Basic and diluted
Weighted-average number of shares used in per share calculation — common share subject to put:
Basic and diluted	1,738,172	1,738,172	1,738,172	1,738,172	1,738,172	1,738,172	1,738,172	1,738,172

(1)	Amortization of stock-based compensation is included in the line items above as follows:

Cost of revenues	$—	$—	$—	$—	$—	$2	$4	$6
Selling and marketing	—	—	—	—	6	26	23	27
Research and development	—	—	—	—	—	2	4	7
General and administrative	—	1	1	1	1	10	40	40

Total	$—	$1	$1	$1	$7	$40	$71	$80

Until          , 2007 (25 days after the commencement of this offering) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          Shares

Common Stock

PROSPECTUS

Credit Suisse	Deutsche Bank Securities

Friedman Billings Ramsey
Jefferies & Company
William Blair & Company

          , 2007

PART II

Information not required in prospectus

ITEM 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by comScore, Inc. in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee, the NASD filing fee and The NASDAQ Global Market listing fee.

Amount to be Paid

Securities and Exchange Commission registration fee	$2,648
NASD filing fee	9,125
The NASDAQ Global Market listing fee	100,000
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total		*

*	To be filed by amendment

ITEM 14.	Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the Delaware General Corporation Law further provides that: (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

Article X of our amended and restated certificate of incorporation authorizes us to provide for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with our directors, executive officers and others, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

ITEM 15.	Recent Sales of Unregistered Securities

In the past three years, we have issued and sold the following securities as adjusted for the  -for-   stock split:

1. From December 7, 1999 through the date hereof, we have granted options to purchase 34,774,285 shares of our Common Stock at a weighted average exercise price of $0.36 per share. As of March 21, 2007, 9,635,397 of these options had been exercised at prices ranging from $0.05 to $2.00 per share, and 12,407,535 of these options had been cancelled at a prices ranging from $0.05 to $2.00 per share.

2. On March 18, 2007, we awarded an aggregate of 3,559,500 shares of our restricted stock to certain of our named executive officers and our employees based upon the recommendations of our compensation committee. The Company has a right of repurchase on such shares that lapses ratably over a 48 month period.

3. In April 2005, we issued a warrant to purchase 68,182 shares of our common stock at a price of $1.10 per share. That warrant has not been exercised as of the date hereof.

The sales of the above securities were deemed to be exempt from registration under the Securities Act with respect to items 1 and 2 above in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701, and with respect to item 3 above in reliance on Section 4(2) of the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

(b) Financial Statement Schedule

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	As of December 31,
	2004	2005	2006
		(In thousands)

Allowance for Doubtful Accounts
Beginning Balance	$(298)	$(102)	$(185)
Additions	(12)	(90)	(212)
Reductions	208	7	209

Ending Balance	$(102)	$(185)	$(188)

Deferred Tax Valuation Allowance
Beginning Balance	$(32,698)	$(33,056)	$(36,139)
Additions	(358)	(3,083)	—
Reductions	—	—	2,393

Ending Balance	$(33,056)	$(36,139)	$(33,746)

Report of Independent Registered Public Accounting Firm

Board of Directors
comScore, Inc.

We have audited the consolidated financial statements of comScore, Inc. as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, and have issued our report thereon dated March 29, 2007 (including elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of Form S-1 of this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
McLean, VA
March 29, 2007

ITEM 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Reston, Commonwealth of Virginia, on the thirtieth day of March, 2007.

comScore, Inc.

By:	/s/ Magid M. Abraham
Magid M. Abraham, Ph.D.
President, Chief Executive
Officer and Director

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Magid M. Abraham, Ph.D. and John M. Green, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (including any registration statement filed by a corporation that is a successor to comScore, Inc. by merger) and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Magid M. Abraham Magid M. Abraham, Ph.D.	President, Chief Executive Officer (Principal Executive Officer) and Director	March 30, 2007

/s/ John M. Green John M. Green	Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2007

/s/ Gian M. Fulgoni Gian M. Fulgoni	Executive Chairman of the Board of Directors	March 30, 2007

/s/ Thomas D. Berman Thomas D. Berman	Director	March 30, 2007

/s/ Bruce Golden Bruce Golden	Director	March 30, 2007

Signature	Title	Date

/s/ William J. Henderson William J. Henderson	Director	March 30, 2007

/s/ Ronald J. Korn Ronald J. Korn	Director	March 30, 2007

/s/ Frederick R. Wilson Frederick R. Wilson	Director	March 30, 2007

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation currently in effect
3.2		Amended and Restated Bylaws currently in effect
3	.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of the offering)
3	.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of the offering)
4	.1*	Specimen Common Stock Certificate
4.2		Fourth Amended and Restated Investor Rights Agreement by and among comScore Networks, Inc. and certain holders of preferred stock, dated August 1, 2003
4.3		Warrant to purchase 46,551 shares of Series B Convertible Preferred Stock, dated June 9, 2000
4.4		Warrant to purchase 20,100 shares of common stock, dated July 31, 2000
4.5		Warrant to purchase 9,694 shares of Series B Convertible Preferred Stock, dated September 29, 2000
4.6		Warrant to purchase 100,000 shares of common stock, dated June 26, 2001
4.7		Warrant to purchase 10,000 shares of common stock, dated November 30, 2001
4.8		Warrant to purchase 12,000 shares of common stock, dated July 3, 2002
4.9		Warrant to purchase 36,127 shares of Series D Convertible Preferred Stock, dated July 31, 2002
4.10		Warrant to purchase 108,382 shares of Series D Convertible Preferred Stock, dated July 31, 2002
4.11		Warrant to purchase 45,854 shares of Series D Convertible Preferred Stock, dated December 5, 2002
4.12		Warrant to purchase 100,000 shares of common stock, dated June 24, 2003
4.13		Warrant to purchase 240,000 shares of Series E Convertible Preferred Stock, dated December 19, 2003
4.14		Warrant to purchase 68,182 shares of common stock, dated April 29, 2005
4.15		Stock Restriction and Put Right Agreement by and between comScore Networks, Inc. and Lawrence Denaro, dated July 28, 2004
4.16		Stock Restriction and Put Right Agreement by and among comScore Networks, Inc., 954253 Ontario, Inc. and Rice and Associates Advertising Consultants, Inc., dated January 1, 2005
5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1		Form of Indemnification Agreement for directors and executive officers
10.2		1999 Stock Plan
10.3		Form of Stock Option Agreement under 1999 Stock Plan
10.4		Form of Notice of Grant of Restricted Stock Purchase Right under 1999 Stock Plan
10.5		Form of Notice of Grant of Restricted Stock Units under 1999 Stock Plan
10.6		2007 Equity Incentive Plan
10.7		Form of Notice of Grant of Stock Option under 2007 Equity Incentive Plan
10.8		Form of Notice of Grant of Restricted Stock under 2007 Equity Incentive Plan
10.9		Form of Notice of Grant of Restricted Stock Units under 2007 Equity Incentive Plan
10.10		Stock Option Agreement with Magid M. Abraham, dated December 16, 2003
10.11		Stock Option Agreement with Gian M. Fulgoni, dated December 16, 2003
10.12		Lease Agreement by and between comScore Networks, Inc. and Comstock Partners, L.C., dated June 23, 2003, as amended
10.13		Separation Agreement with Sheri L. Huston, dated February 28, 2006
10.14		Letter Agreement with John M. Green, dated May 8, 2006
21.1		List of Subsidiaries
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1		Power of Attorney (included on page II-4)

*	To be filed by amendment.